                                                     Registration No. 333-62369


                        SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                      FORM S-6


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUST REGISTERED ON FORM
                                       N8B-2


                           PRE-EFFECTIVE AMENDMENT NO. 1


                        ALLMERICA SELECT SEPARATE ACCOUNT II
                OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                             (Exact Name of Registrant)

                  FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                                 440 Lincoln Street
                                Worcester, MA 01653
                      (Address of Principal Executive Office)

                            Abigail  M. Armstrong, Esq.
                                 440 Lincoln Street
                                Worcester, MA 01653
                 (Name and Address of Agent for Service of process)

It is proposed that this filing will become effective:

          _____immediately upon filing pursuant to paragraph (b)
          _____on (_______)pursuant to paragraph (b)
          _____60 days after filing pursuant to paragraph (a)(1)
          _____on (_______)pursuant to paragraph (a) (1) of Rule 485
          _____this post-effective amendment designates a new effective date for a previously filed post-effective amendment

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940, Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective on such date or dates as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

                        RECONCILIATION AND TIE BETWEEN ITEMS
                         IN FORM N-8B-2 AND THE PROSPECTUS

ITEM NO. OF
FORM N-8B-2              CAPTION IN PROSPECTUS
-----------              ---------------------

1 . . . . . . . . . Cover Page
2 . . . . . . . . . Cover Page
3 . . . . . . . . . Not Applicable
4 . . . . . . . . . Distribution
5 . . . . . . . . . First Allmerica Financial Life Insurance Company,
                    The Variable Account
6 . . . . . . . . . The Variable Account
7 . . . . . . . . . Not Applicable
8 . . . . . . . . . Not Applicable
9 . . . . . . . . . Legal Proceedings
10. . . . . . . . . Summary; Description of First Allmerica Financial Life
                    Insurance Company, The Variable Account and the
                    Underlying Funds; The Contract; Contract Termination
                    and Reinstatement; Other Contract Provisions
11. . . . . . . . . Summary; Allmerica Investment Trust; Investment Objectives
                    and Policies
12. . . . . . . . . Summary; Allmerica Investment Trust
13. . . . . . . . . Summary; Allmerica Investment Trust; Investment Advisory
                    Services to Allmerica Investment Trust; Charges and
                    Deductions
14. . . . . . . . . Summary; Application for a Contract
15. . . . . . . . . Summary; Application for a Contract; Premium Payments;
                    Allocation of Net Premiums
16. . . . . . . . . The Variable Account; Allmerica Investment Trust; Allocation
                    of Net Premiums
17. . . . . . . . . Summary; Surrender; Partial Withdrawal; Charges and
                    Deductions; Contract Termination and Reinstatement
18. . . . . . . . . The Variable Account; Allmerica Investment Trust; Premium
                    Payments
19. . . . . . . . . Reports; Voting Rights
20. . . . . . . . . Not Applicable
21. . . . . . . . . Summary; Contract Loans; Other Contract Provisions
22. . . . . . . . . Other Contract Provisions
23. . . . . . . . . Not Required
24. . . . . . . . . Other Contract Provisions
25. . . . . . . . . First Allmerica Financial Life Insurance Company
26. . . . . . . . . Not Applicable
27. . . . . . . . . First Allmerica Financial Life Insurance Company
28. . . . . . . . . Directors and Principal Officers of the Company
29. . . . . . . . . First Allmerica Financial Life Insurance Company
30. . . . . . . . . Not Applicable
31. . . . . . . . . Not Applicable
32. . . . . . . . . Not Applicable
33. . . . . . . . . Not Applicable
34. . . . . . . . . Not Applicable
35. . . . . . . . . Distribution
36. . . . . . . . . Not Applicable
37. . . . . . . . . Not Applicable
38. . . . . . . . . Summary; Distribution

39. . . . . . . . . Summary; Distribution
40. . . . . . . . . Not Applicable
41. . . . . . . . . First Allmerica Financial Life Insurance Company;
                    Distribution
42. . . . . . . . . Not Applicable
43. . . . . . . . . Not Applicable
44. . . . . . . . . Premium Payments; Contract Value and Cash Surrender Value
45. . . . . . . . . Not Applicable
46. . . . . . . . . Contract Value and Cash Surrender Value; Federal Tax
                    Considerations
47. . . . . . . . . First Allmerica Financial Life Insurance Company
48. . . . . . . . . Not Applicable
49. . . . . . . . . Not Applicable
50. . . . . . . . . The Variable Account
51. . . . . . . . . Cover Page; Summary; Charges and Deductions; The Contract;
                    Contract Termination and Reinstatement; Other Contract Provisions
52. . . . . . . . . Addition, Deletion or Substitution of Investments
53. . . . . . . . . Federal Tax Considerations
54. . . . . . . . . Not Applicable
55. . . . . . . . . Not Applicable
56. . . . . . . . . Not Applicable
57. . . . . . . . . Not Applicable
58. . . . . . . . . Not Applicable

59. . . . . . . . . Not Applicable

                             ALLMERICA SELECT LIFE
    (INDIVIDUAL AND GROUP FLEXIBLE PAYMENT VARIABLE LIFE INSURANCE POLICIES)


First Allmerica Financial Life Insurance Company ("Company" or "First Allmerica") issues the Allmerica Select Life individual and group flexible payment variable life insurance policies ("Policies") described in this prospectus. The Policies are funded through Allmerica Select Separate Account II ("Variable Account"), a separate investment account of the Company. Policy Owners may, within limits, choose the amount of initial payment and vary the frequency and amount of future payments. The Policy allows partial withdrawals and full surrender of the Policy's Surrender Value, within limits. The Policies are not suitable for short-term investment because of the substantial nature of the surrender charge. If you think about surrendering the Policy, consider the lower deferred sales charges that apply during the first two years from the date of issue or an increase in Face Amount.


The Policies permit allocations to the following Funds of Allmerica Investment Trust ("Trust"), Variable Insurance Products Fund ("VIP") and T. Rowe Price International Series, Inc. ("T. Rowe Price")

(Certain Funds may not be available in all states):

FUND                                    MANAGER
Select Emerging Markets Fund                     Schroder Capital Management International Inc.
Select International Equity Fund                 Bank of Ireland Asset Management (U.S.) Limited
T. Rowe Price International Stock Portfolio      Rowe Price-Fleming International, Inc.
Select Aggressive Growth Fund                    Nicholas-Applegate Capital Management, L.P.
Select Capital Appreciation Fund                 T. Rowe Price Associates, Inc.
Select Value Opportunity Fund                    Cramer Rosenthal McGlynn, LLC
Select Growth Fund                               Putnam Investment Management, Inc.
Select Strategic Growth Fund                     Cambiar Investors, Inc.
Fidelity VIP Growth Portfolio                    Fidelity Management and Research Company
Select Growth and Income Fund                    John A. Levin & Co., Inc.
Fidelity VIP Equity-Income Portfolio             Fidelity Management and Research Company
Fidelity VIP High Income Portfolio               Fidelity Management and Research Company
Select Income Fund                               Standish, Ayer & Wood, Inc.
Money Market Fund                                Allmerica Asset Management, Inc.

IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE WITH THE POLICY. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY CURRENT PROSPECTUSES OF ALLMERICA INVESTMENT TRUST, VARIABLE INSURANCE PRODUCTS FUND AND T. ROWE PRICE INTERNATIONAL SERIES, INC. THE FIDELITY VIP HIGH INCOME PORTFOLIO MAY INVEST IN HIGHER YIELDING, HIGHER RISK, LOWER RATED DEBT SECURITIES (SEE "INVESTMENT OBJECTIVES AND POLICIES" IN THIS PROSPECTUS). INVESTORS SHOULD RETAIN A COPY OF THIS PROSPECTUS FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE POLICIES ARE OBLIGATIONS OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY AND ARE DISTRIBUTED BY ALLMERICA INVESTMENTS, INC. THE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR CREDIT UNION. THE POLICIES ARE NOT INSURED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC), OR ANY OTHER FEDERAL AGENCY. INVESTMENTS IN THE POLICIES ARE SUBJECT TO VARIOUS RISKS, INCLUDING THE FLUCTUATION OF VALUE AND POSSIBLE LOSS OF PRINCIPAL.

                        CORRESPONDENCE MAY BE MAILED TO
                        ALLMERICA SELECT, P.O. BOX 8179,
                             BOSTON, MA 02266-8179


                            DATED DECEMBER 15, 1998
               440 LINCOLN STREET, WORCESTER, MASSACHUSETTS 01653
                                 (508) 855-1000

                               TABLE OF CONTENTS


SPECIAL TERMS........................................................................          4
SUMMARY..............................................................................          7
PERFORMANCE INFORMATION..............................................................         16
DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT, AND THE UNDERLYING FUNDS...........         20
INVESTMENT OBJECTIVES AND POLICIES...................................................         21
INVESTMENT ADVISORY SERVICES.........................................................         23
THE POLICY...........................................................................         25
  Applying for a Policy..............................................................         25
  Free-Look Period...................................................................         26
  Replacement Policies...............................................................         27
  Conversion Privilege...............................................................         27
  Payments...........................................................................         27
  Allocation of Net Payments.........................................................         28
  Transfer Privilege.................................................................         28
  Death Benefit......................................................................         29
  Guaranteed Death Benefit Rider.....................................................         30
  Level Option and Adjustable Option.................................................         31
  Change to Level Option or Adjustable Option........................................         32
  Change in Face Amount..............................................................         33
  Policy Value.......................................................................         34
  Payment Options....................................................................         35
  Optional Insurance Benefits........................................................         35
  Surrender..........................................................................         36
  Partial Withdrawal.................................................................         36
  Paid-Up Insurance Option...........................................................         36
CHARGES AND DEDUCTIONS...............................................................         37
  Payment Expense Charge.............................................................         37
  Monthly Insurance Protection Charges...............................................         38
  Charges Against or Reflected in the Assets of the Variable Account.................         40
  Surrender Charge...................................................................         40
  Partial Withdrawal Costs...........................................................         41
  Transfer Charges...................................................................         42
  Charge for Change in Face Amount...................................................         42
  Other Administrative Charges.......................................................         42
POLICY LOANS.........................................................................         43
  Preferred Loan Option..............................................................         43
  Loan Interest Charged..............................................................         43
  Repayment of Outstanding Loan......................................................         44
  Effect of Policy Loans.............................................................         44
  Policies Issued in Connection with TSA Plans.......................................         44
POLICY TERMINATION AND REINSTATEMENT.................................................         45
  Termination........................................................................         45
  Reinstatement......................................................................         45
OTHER POLICY PROVISIONS..............................................................         46
  Policy Owner.......................................................................         46
  Beneficiary........................................................................         46
  Assignment.........................................................................         47
  Limit on Right to Challenge Policy.................................................         47
  Suicide............................................................................         47
  Misstatement of Age or Sex.........................................................         47
  Delay of Payments..................................................................         47

FEDERAL TAX CONSIDERATIONS...........................................................         48
  The Company and the Variable Account...............................................         48
  Taxation of the Policies...........................................................         48
  Policy Loans.......................................................................         48
  Policies Issued in Connection with TSA Plans.......................................         49
  Modified Endowment Policies........................................................         50
VOTING RIGHTS........................................................................         50
DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY......................................         52
DISTRIBUTION.........................................................................         53
SERVICES.............................................................................         53
REPORTS..............................................................................         54
LEGAL PROCEEDINGS....................................................................         54
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS....................................         54
FURTHER INFORMATION..................................................................         55
MORE INFORMATION ABOUT THE FIXED ACCOUNT.............................................         55
  General Description................................................................         55
  Fixed Account Interest.............................................................         55
  Transfers, Surrenders, Partial Withdrawals and Policy Loans........................         55
INDEPENDENT ACCOUNTANTS..............................................................         56
YEAR 2000 DISCLOSURE.................................................................         56
APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE....................................        A-1
APPENDIX B -- OPTIONAL INSURANCE BENEFITS............................................        B-1
APPENDIX C -- PAYMENT OPTIONS........................................................        C-1
APPENDIX D -- ILLUSTRATIONS..........................................................        D-1
APPENDIX E -- COMPUTING MAXIMUM SURRENDER CHARGES....................................        E-1
UNAUDITED FINANCIAL STATEMENTS.......................................................       UF-1
FINANCIAL STATEMENTS.................................................................        F-1

                                 SPECIAL TERMS

AGE: how old the Insured is on the birthday closest to a Policy anniversary.

BENEFICIARY: the person or persons you name to receive the Net Death Benefit when the Insured dies.

COMPANY: First Allmerica Financial Life Insurance Company. "We," "our" and "us" and "the Company" refer to First Allmerica Financial in this Prospectus.

DATE OF ISSUE: the date the Policy was issued, used to measure the monthly processing date, Policy months, Policy years and Policy anniversaries.

DEATH BENEFIT: the amount payable when the Insured dies prior to the Final Payment Date, before deductions for any Outstanding Loan and partial withdrawals, partial withdrawal costs, and due and unpaid monthly insurance protection charges.

EVIDENCE OF INSURABILITY: information, including medical information, used to decide the Insured's underwriting class.

FACE AMOUNT: the amount of insurance coverage applied for. The initial Face Amount is shown in your Policy.

FINAL PAYMENT DATE: the Policy anniversary nearest the Insured's 95th birthday. After this date, no payments may be made. The Net Death Benefit is the Policy Value less any Outstanding Loan, unless the Guaranteed Death Benefit Rider is in effect. If the Guaranteed Death Benefit Rider is in effect, the Death Benefit is the greater of:

    - the Face Amount as of the Final Payment Date; or

    - the Policy Value as of the date due proof of death is received by the Company.

FIXED ACCOUNT: a guaranteed account of the General Account that guarantees principal and a fixed interest rate.

FUNDS (UNDERLYING FUNDS): the following investment portfolios of Allmerica Investment Trust: Select Emerging Markets Fund, Select International Equity Fund, Select Aggressive Growth Fund, Select Capital Appreciation Fund, Select Value Opportunity Fund, Select Growth Fund, Select Strategic Growth Fund, Select Growth and Income Fund, Select Income Fund and Money Market Fund; the following investment portfolios of Variable Insurance Products Fund: Fidelity VIP Growth Portfolio, Fidelity VIP Equity-Income Portfolio and Fidelity VIP High Income Portfolio; and the T. Rowe Price International Stock Portfolio of T. Rowe Price International Series, Inc.

GENERAL ACCOUNT: all our assets other than those held in a separate investment account.

GUIDELINE ANNUAL PREMIUM: used to compute the maximum surrender charge and illustrate accumulations in Appendix D. The Guideline Annual Premium is the annual amount that would be payable through the Final Payment Date for the specified Level Option Death Benefit. We assume that:

    - The timing and amount of payments are fixed and paid at the start of the Policy year

    - Monthly insurance protection charges are based on the Commissioners 1980 Standard Ordinary Mortality Tables, Smoker or Non-Smoker (Mortality Table B for unisex policies)

    - Net investment earnings are at an annual effective rate of 5.0%

    - Fees and charges apply as set forth in the Policy and any Policy Riders

GUIDELINE MINIMUM SUM INSURED: the minimum Death Benefit required to qualify the Policy as "life insurance" under federal tax laws. The Guideline Minimum Sum Insured is the PRODUCT of:

    - The Policy Value TIMES

    - A percentage based on the Insured's age

INSURANCE PROTECTION AMOUNT: the Death Benefit less the Policy Value.

ISSUANCE AND ACCEPTANCE: the date we mail the Policy if the application or enrollment form is approved with no changes requiring your consent; otherwise, the date we receive your written consent to any changes.

LOAN VALUE: the maximum amount you may borrow under the Policy.

MINIMUM MONTHLY PAYMENT: a monthly amount shown in your Policy. If you pay this amount, we guarantee that your Policy will not lapse before the 49th monthly processing date from the Date of Issue or increase in Face Amount, within limits.

MONTHLY PROCESSING DATE: the date, shown in your Policy, when monthly insurance protection charges are deducted.

NET DEATH BENEFIT: Before the Final Payment Date, the Net Death Benefit is:

    - The Death Benefit under either the Level Option or Adjustable Option MINUS

    - Any Outstanding Loan on the Insured's death and partial withdrawals, partial withdrawal costs, and due and unpaid monthly insurance protection charges

After the Final Payment Date, the Net Death Benefit generally is:

    - The Policy Value MINUS

    - Any Outstanding Loan

If the Guaranteed Death Benefit Rider is in effect, after the Final Payment Date, the Death Benefit is the greater of:

    - the Face Amount as of the Final Payment Date; or

    - the Policy Value as of the date due proof of death is received by the Company.

NET PAYMENT: your payment less a payment expense charge.

OUTSTANDING LOAN: all unpaid Policy loans plus loan interest due or accrued.

PAID-UP INSURANCE: life insurance coverage for the life of the Insured, with no further premiums due.

POLICY CHANGE: any change in the Face Amount, the addition or deletion of a Rider, or a change in Death Benefit option (Level Option or Adjustable Option).

POLICY OWNER: the person who may exercise all rights under the Policy, with the consent of any irrevocable Beneficiary. "You" and "your" refer to the Policy Owner in this Prospectus.

POLICY VALUE: the total value of your Policy. It is the SUM of the:

    - Value of the units of the Sub-Accounts credited to your Policy PLUS

    - Accumulation in the Fixed Account credited to the Policy

PREMIUM: a payment you must make to us to keep the Policy in force.

PRINCIPAL OFFICE: our office at 440 Lincoln Street, Worcester, Massachusetts 01653.

PRO-RATA ALLOCATION: an allocation among the Fixed Account and the Sub-Accounts in the same proportion that, on the date of allocation, the Policy Value in the Fixed Account and the Policy Value in each Sub-Account bear to the total Policy Value.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a fund.

SURRENDER VALUE: the amount payable on a full surrender. It is the Policy Value less any Outstanding Loan and surrender charges.

UNDERWRITING CLASS: the insurance risk classification that we assign the Insured based on the information in the application or enrollment form and other evidence of insurability we consider. The Insured's underwriting class will affect the monthly insurance protection charge and the payment required to keep the Policy in force.

UNIT: a measure of your interest in a Sub-Account.

VALUATION DATE: any day on which the Net asset value of the shares of any Funds and unit values of any Sub-Accounts are computed. Valuation dates currently occur on:

    - Each day the New York Stock Exchange is open for trading

    - Other days (other than a day during which no payment, partial withdrawal or surrender of a Policy was received) when there is a sufficient degree of trading in a fund's portfolio securities so that the current Net asset value of the Sub-Accounts may be materially affected

VALUATION PERIOD: the interval between two consecutive valuation dates.

VARIABLE ACCOUNT: Allmerica Select Separate Account II, one of our separate investment accounts.

WRITTEN REQUEST: your request in writing, satisfactory to us, received at our Principal Office.

                                    SUMMARY

WHAT IS THE POLICY'S OBJECTIVE?

The objective of the Policy is to give permanent life insurance protection and help you build assets tax-deferred. Features available through the Policy include:

    - A Net Death Benefit that can protect your family

    - Payment options that can guarantee an income for life

    - A personalized investment portfolio

    - Experienced professional investment advisers

    - Tax deferral on earnings

While the Policy is in force, it will provide:

    - Life insurance coverage on the Insured

    - Policy Value

    - Surrender rights and partial withdrawal rights

    - Loan privileges

    - Optional insurance benefits available by Rider

The Policy combines features and benefits of traditional life insurance with the advantages of professional money management. However, unlike the fixed benefits of ordinary life insurance, the Policy Value and the Adjustable Option Death Benefit will increase or decrease depending on investment results. Unlike traditional insurance policies, the Policy has no fixed schedule for payments. Within limits, you may make payments of any amount and frequency. While you may establish a schedule of payments ("planned payments"), the Policy will not necessarily lapse if you fail to make planned payments. Also, making planned payments will not guarantee that the Policy will remain in force.

WHO ARE THE KEY PERSONS UNDER THE POLICY?

The Policy is a contract between you and us. Each Policy has a Policy Owner
(you), an Insured (you or another individual you select) and a Beneficiary. As Policy Owner, you make payments, choose investment allocations and select the Insured and Beneficiary. The Insured is the person covered under the Policy. The Beneficiary is the person who receives the Net Death Benefit when the Insured dies.

WHAT HAPPENS WHEN THE INSURED DIES?

We will pay the Net Death Benefit to the Beneficiary when the Insured dies while the Policy is in effect. You may choose between two Death Benefit options. Under the Level Option, the Death Benefit is the Face Amount (the insurance applied for) or the Guideline Minimum Sum Insured (the minimum Death Benefit federal tax law requires), whichever is greater. Under the Adjustable Option, the Death Benefit is either the sum of the Face Amount and Policy Value or the Guideline Minimum Sum Insured, whichever is greater. The Net Death Benefit is the Death Benefit less any Outstanding Loan and partial withdrawals, partial withdrawal costs, and due and unpaid monthly insurance protection charges. However, after the Final Payment Date, the

Net Death Benefit is the Policy Value less any Outstanding Loan. The Beneficiary may receive the Net Death Benefit in a lump sum or under a payment option we offer.

An optional Guaranteed Death Benefit Rider is available ONLY AT ISSUE OF THE POLICY. (The Guaranteed Death Benefit Rider may not be available in all states). If this Rider is in effect, the Company:

    - guarantees that your Policy will not lapse regardless of the investment performance of the Variable Account; and

    - provides a guaranteed Net Death Benefit.

In order to maintain the Guaranteed Death Benefit Rider, certain minimum premium payment tests must be met on each policy anniversary and within 48 months following the Date of Issue and/or the date of any increase in Face Amount, as described below. In addition, a one-time administrative charge of $25 will be deducted from Policy Value when the Rider is elected. Certain transactions, including policy loans, partial withdrawals, and changes in Sum Insured Options, can result in the termination of the Rider. IF THIS RIDER IS TERMINATED, IT CANNOT BE REINSTATED. FOR MORE INFORMATION, SEE "GUARANTEED DEATH BENEFIT RIDER."

CAN I EXAMINE THE POLICY?

Yes. You have the right to examine and cancel your Policy by returning it to us or to one of our representatives on or before the LATEST of:

    - 45 days after the application or enrollment form for the Policy is signed

    - 10 days after you receive the Policy (20 days when state law so requires for the replacement of insurance)

    - 10 days after we mail to you a notice of withdrawal right

If your Policy provides for a full refund under its "Right to Examine Policy" provision as required in your state, your refund will be the GREATER of:

    - Your entire payment OR

    - The Policy Value PLUS deductions under the Policy or by the Funds for taxes, charges or fees

If your Policy does not provide for a full refund, you will receive:

    - Amounts allocated to the Fixed Account PLUS

    - The Policy Value in the Variable Account PLUS

    - All fees, charges and taxes which have been imposed

After an increase in Face Amount, a right to cancel the increase also applies.

In New York, if you purchase the Policy as a replacement for an existing life insurance or annuity contract, you may return the Policy within 60 days of receiving it. You will receive a refund equal to the Surrender Value of the policy plus all fees and charges.

WHAT ARE MY INVESTMENT CHOICES?

You have a choice of fourteen Funds:

    Select Emerging Markets Fund
    Managed by Schroder Capital Management International Inc.

    Select International Equity Fund
    Managed by Bank of Ireland Asset Management (U.S.) Limited

    T. Rowe Price International Stock Portfolio
    Managed by Rowe Price-Fleming International, Inc.

    Select Aggressive Growth Fund
    Managed by Nicholas-Applegate Capital Management, L.P.

    Select Capital Appreciation Fund
    Managed by T. Rowe Price Associates, Inc.

    Select Value Opportunity Fund
    Managed by Cramer Rosenthal McGlynn, LLC

    Select Growth Fund
    Managed by Putnam Investment Management, Inc.

    Select Strategic Growth Fund
    Managed by Cambiar Investors, Inc.

    Fidelity VIP Growth Portfolio
    Managed by Fidelity Management & Research Company

    Select Growth and Income Fund
    Managed by John A. Levin & Co., Inc.

    Fidelity VIP Equity-Income Portfolio
    Managed by Fidelity Management & Research Company

    Fidelity VIP High Income Portfolio
    Managed by Fidelity Management & Research Company

    Select Income Fund
    Managed by Standish, Ayer & Wood, Inc.

    Money Market Fund
    Managed by Allmerica Asset Management, Inc.

This range of investment choices allows you to allocate your money among the Funds to meet your investment needs. If your Policy provides for a full refund under its "Right to Examine Policy" provision as required in your state, we will allocate all Sub-Account investments to the Money Market Fund for:

    - 14 days from issuance and acceptance, except as described below

    - 24 days from issuance and acceptance for replacements in states with a 20-day right to examine

After this, we will allocate all amounts as you have chosen.

The Policy also offers a Fixed Account. The Fixed Account is a guaranteed account offering a minimum interest rate. It is part of the General Account of the Company.

WHO ARE THE INVESTMENT ADVISERS AND HOW ARE THEY SELECTED?

BARRA RogersCasey, Inc. ("BARRA RogersCasey"), a pension consulting firm, assists the Company in the selection of the Policy's Funds. In addition, BARRA RogersCasey assists the Trust in the selection of investment advisers for the Funds of the Trust. BARRA RogersCasey provides consulting services to pension plans representing hundreds of billions of dollars in total assets and, in its consulting capacity, monitors the investment performance of over 1000 investment advisers. BARRA RogersCasey is wholly-controlled by BARRA, Inc. As a consultant, BARRA RogersCasey has no decision-making authority with respect to the Funds, and is not responsible for any advice provided by Allmerica Financial Investment Management Services, Inc. ("AFIMS") or the investment advisers.

AFIMS, an affiliate of the Company, is the investment manager of the Trust. AFIMS has entered into agreements with investment advisers ("Sub-Advisers") selected by AFIMS and the Trustees in consultation with BARRA RogersCasey. Each investment adviser is selected by using strict objective, quantitative, and qualitative criteria, with special emphasis on the investment adviser's record in managing similar portfolios. In consultation with BARRA RogersCasey, a committee monitors and evaluates the ongoing performance of all of the Funds. The committee may recommend the replacement of an investment adviser of one of the Funds of the Trust, or the addition or deletion of Funds. The committee includes members who may be affiliated or unaffiliated with the Company and the Trust. The Sub-Advisers (other than Allmerica Asset Management, Inc.) are not affiliated with the Company or the Trust.

Fidelity Management and Research Company ("FMR") is the investment adviser of VIP. FMR is one of America's largest investment management organizations and has its principal business address at 82 Devonshire Street, Boston MA. It is composed of a number of different companies, which provide a variety of financial services and products. FMR is the original Fidelity company, founded in 1946. It provides a number of mutual Funds and other clients with investment research and portfolio management services.

Rowe Price-Fleming International, Inc. ("Price-Fleming") is the investment adviser of T. Rowe Price. Price-Fleming, founded in 1979 as a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings, Limited, is one of America's largest international mutual fund asset managers with approximately $30 billion under management in its offices in Baltimore, London, Tokyo, Hong Kong, Singapore and Buenos Aires.

The following are the investment advisers of the Funds:

              FUND                               INVESTMENT ADVISER
--------------------------------  ------------------------------------------------
Select Emerging Markets Fund      Schroder Capital Management International Inc.
Select International Equity Fund  Bank of Ireland Asset Management (U.S.) Limited
T. Rowe Price International
 Stock Portfolio                  Rowe Price-Fleming International, Inc.
Select Aggressive Growth Fund     Nicholas-Applegate Capital Management, L.P.
Select Capital Appreciation Fund  T. Rowe Price Associates, Inc.
Select Value Opportunity Fund     Cramer Rosenthal McGlynn, LLC
Select Growth Fund                Putnam Investment Management, Inc.
Select Strategic Growth Fund      Cambiar Investors, Inc.
Fidelity VIP Growth Portfolio     Fidelity Management and Research Company
Select Growth and Income Fund     John A. Levin & Co., Inc.
Fidelity VIP Equity-Income
 Portfolio                        Fidelity Management and Research Company
Fidelity VIP High Income
 Portfolio                        Fidelity Management and Research Company
Select Income Fund                Standish, Ayer & Wood, Inc.
Money Market Fund                 Allmerica Asset Management, Inc.

CAN I MAKE TRANSFERS AMONG THE FUNDS AND THE FIXED ACCOUNT?

Yes. You may transfer among the Funds and the Fixed Account, subject to our consent and then current rules. You will incur no current taxes on transfers while your money is in the Policy.

HOW MUCH CAN I INVEST AND HOW OFTEN?

The number and frequency of your payments are flexible, within limits.

WHAT IF I NEED MY MONEY?

You may borrow up to the Loan Value of your Policy. You may also make partial withdrawals and surrender the Policy for its Surrender Value. There are two types of loans which may be available to you:

    - A preferred loan option is available to you upon Written Request after the first Policy year. It is available during Policy years 2-10 only if your Policy Value, minus the surrender charge, is $50,000 or more. The option applies to up to 10% of this amount. After the 10th Policy year, the preferred loan option is available on all loans or on all or a part of the Loan Value as you request. The guaranteed annual interest rate credited to the Policy Value securing a preferred loan will be 8%.

    - A non-preferred loan option is always available to you. The guaranteed annual interest rate credited to the Policy Value securing a non-preferred loan will be at least 6.0%. The current interest rate credited to non-preferred loans is 7.2%.

We will allocate Policy loans among the Sub-Accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a Pro-rata Allocation. We will transfer the Policy Value in each Sub-Account equal to the Policy loan to the Fixed Account.

A request for a preferred loan or partial withdrawal after the Final Payment Date or the foreclosure of an Outstanding Loan will terminate a Guaranteed Death Benefit Rider. See "GUARANTEED DEATH BENEFIT RIDER."

You may surrender your Policy and receive its Surrender Value. After the first Policy year, you may make partial withdrawals of $500 or more from Policy Value, subject to partial withdrawal costs. Under the Level Option, the Face Amount is reduced by each partial withdrawal. We will not allow a partial withdrawal if it would reduce the Face Amount below $40,000. A surrender or partial withdrawal may have tax consequences. See "TAXATION OF THE POLICIES."

CAN I MAKE FUTURE CHANGES UNDER MY POLICY?

Yes. There are several changes you can make after receiving your Policy, within limits. You may:

    - Cancel your Policy under its right-to-examine provision

    - Transfer your ownership to someone else

    - Change the Beneficiary

    - Change the allocation of payments, with no tax consequences under current law

    - Make transfers of Policy Value among the Funds

    - Adjust the Death Benefit by increasing or decreasing the Face Amount

    - Change your choice of Death Benefit options between the Level Option and Adjustable Option

    - Add or remove optional insurance benefits provided by Rider

CAN I CONVERT MY POLICY INTO A NON-VARIABLE POLICY?

Yes. You can convert your Policy without charge during the first 24 months after the date of issue or after an increase in Face Amount. On conversion, we will transfer the Policy Value in the Variable Account to the Fixed Account. We will allocate all future payments to the Fixed Account, unless you instruct us otherwise.

WHAT CHARGES WILL I INCUR UNDER MY POLICY?

The following charges will apply to your Policy under the circumstances described. Some of these charges apply throughout the Policy's duration. Other charges apply only if you choose options under the Policy.

    - From each payment, we will deduct a payment expense charge, currently 4.0%. The payment expense charge has three parts:

       PREMIUM TAX DEDUCTION--A current premium tax deduction of 2.5% of payments represents our average expenses for state and local premium taxes.

       DEFERRED ACQUISITION COSTS ("DAC TAX") DEDUCTION--A current DAC tax deduction of 1.0% of payments helps reimburse us for federal taxes imposed on our deferred acquisition costs of the Policies.

       FRONT-END SALES LOAD--From each payment, we will deduct a front-end sales load of 0.5% of the payment. This charge partially compensates us for Policy sales expenses.

    - We deduct the following monthly charge from Policy Value:

       MONTHLY INSURANCE PROTECTION CHARGE--This charge is the cost of insurance, including optional insurance benefits provided by Rider.

    - The following expenses are charged against or reflected in the Variable
      Account:

       ADMINISTRATIVE CHARGE--We deduct this charge during the first ten Policy years only. It is a daily charge at an annual rate of 0.15% of the average daily net asset value of each Sub-Account. This charge helps compensate us for our expenses in administering the Variable Account and is eliminated after the tenth Policy year.

       MORTALITY AND EXPENSE RISK CHARGE--We impose a daily charge at a current annual rate of 0.65% of the average daily net asset value of each Sub-Account. This charge compensates us for assuming mortality and expense risks for variable interests in the Policies. Our Board of Directors may increase this charge, subject to state and federal law, to an annual rate no greater than 0.80%.

       FUND EXPENSES--The Funds incur investment advisory fees and other expenses, which are reflected in the Variable Account. The levels of fees and expenses vary among the Funds.

    - Charges designed to reimburse us for Policy administrative costs apply under the following circumstances:

       CHARGE FOR CHANGE IN FACE AMOUNT--For each increase in Face Amount, we deduct a charge of $40 from Policy Value. This charge is for the underwriting and administrative costs of the change.

       CHARGE FOR OPTIONAL GUARANTEED DEATH BENEFIT RIDER--A one time administrative charge of $25 will be deducted from Policy Value when the Rider is elected.

       TRANSFER CHARGE--Currently, the first 12 transfers of Policy Value in a Policy year are free. A current transfer charge of $10, never to exceed $25, applies for each additional transfer in the same Policy year. This charge is for the costs of processing the transfer.

       OTHER ADMINISTRATIVE CHARGES--We reserve the right to charge for other administrative costs we incur. While there are no current charges for these costs, we may impose a charge for

    - Changing net payment allocation instructions

    - Changing the allocation of monthly insurance protection charges among the various Sub-Accounts

    - Providing a projection of values

    - The charges below apply only if you surrender your Policy or make partial withdrawals:

       SURRENDER CHARGE--This charge applies only on a full surrender or decrease in Face Amount within ten years of the date of issue or of an increase in Face Amount. The maximum surrender charge has two parts:

    - A deferred administrative charge of $8.50 per thousand dollars of the initial Face Amount or increase

    - A deferred sales charge of 28.5% of payments received or associated with the increase up to the Guideline Annual Premium for the increase

    The maximum surrender charge is level for the first 24 Policy months, then reduces by 1/96th per month, reaching zero after 10 Policy years. During the first two years following the date of issue or increase, the actual surrender charge may be less than the maximum surrender charge calculated above.

PARTIAL WITHDRAWAL COSTS--We deduct from the Policy Value the following for partial withdrawals:

    - A transaction fee of 2.0% of the amount withdrawn, not to exceed $25, for each partial withdrawal for processing costs

    - A partial withdrawal charge of 5.0% of a withdrawal exceeding the "Free 10% Withdrawal," described below

    The partial withdrawal charge does not apply to:

    - That part of a withdrawal equal to 10% of the Policy Value in a Policy year less prior free withdrawals made in the same Policy year ("Free 10% Withdrawal")

    - Withdrawals when no surrender charge applies.

    We reduce the Policy's outstanding surrender charge, if any, by partial withdrawal charges that we previously deducted.

WHAT ARE THE EXPENSES AND FEES OF THE FUNDS?

The following table shows the expenses of the Funds for 1997. For more information concerning fees and expenses, see the prospectuses of the Funds.

CHARGES OF THE UNDERLYING FUNDS -- In addition to the charges described above, certain fees and expenses are deducted from the assets of the Underlying Funds. The levels of fees and expenses vary among the Underlying Funds. The following table shows the expenses of the Underlying Funds for 1997. For more information concerning fees and expenses, see the prospectuses of the Underlying Funds.

                                                                                                            TOTAL FUND
                                                                                                             EXPENSES
                                                                    MANAGEMENT FEE                          (AFTER ANY
                                                                      (AFTER ANY           OTHER FUND       APPLICABLE
UNDERLYING FUND                                                    VOLUNTARY WAIVER)        EXPENSES       LIMITATIONS)
--------------------------------------------------------------  -----------------------  ---------------  ---------------
Select Emerging Markets Fund @................................             1.35%                0.65%            2.00%(1)
Select International Equity Fund..............................             0.92%*               0.20%            1.12%(1)(3)
T. Rowe Price International Stock Portfolio...................             1.05%                0.00%            1.05%
Select Aggressive Growth Fund.................................             0.89%*               0.09%            0.98%(1)(3)
Select Capital Appreciation Fund..............................             0.95%*               0.15%            1.10%(1)
Select Value Opportunity Fund.................................             0.90%**              0.14%            1.04%(1)(3)
Select Growth Fund............................................             0.85%*               0.08%            0.93%(1)(3)
Select Strategic Growth Fund @................................             0.85%                0.13%            0.98%(1)
Fidelity VIP Growth Portfolio.................................             0.60%                0.09%            0.69%(2)
Select Growth and Income Fund.................................             0.70%*               0.07%            0.77%(1)(3)
Fidelity VIP Equity-Income Portfolio..........................             0.50%                0.08%            0.58%(2)
Fidelity VIP High Income Portfolio............................             0.59%                0.12%            0.71%
Select Income Fund............................................             0.58%*               0.13%            0.71%(1)
Money Market Fund.............................................             0.27%                0.08%            0.35%(1)

* Effective September 1, 1997, the management fee rates for these Funds were revised. The management fee ratios shown in the table above have been adjusted to assume that the revised rates took effect on January 1, 1997. Effective June 1, 1998, the management fee rate for the Select Growth Fund was revised. The new management fee rate has no effect on the management fee rate for 1997.

@ Select Emerging Markets Fund and Select Strategic Growth Fund commenced operations in February, 1998. Expenses shown are annualized and are based on estimated amounts for the current fiscal year. Actual expenses may be greater or less than shown.

** The Select Value Opportunity Fund was formerly known as the "Small-Mid Cap Value Fund." Effective April 1, 1997, the management fee rate of the former Small-Mid Cap Value Fund was revised. In addition, effective April 1, 1997 and until further notice, the management fee rate has been voluntarily limited to an annual rate of 0.90% of average daily net assets, and total expenses are limited to 1.25% of average daily net assets. The management fee ratio shown above for the Select Value Opportunity Fund has been adjusted to assume that the revised rate and the voluntarily limitations that took effect on January 1, 1997. Without these adjustments, the management fee ratio and the total fund expense ratio would have been 0.95% and 1.09%, respectively. The management fee limitation may be terminated at any time.

(1) Until further notice, AFIMS has declared a voluntary expense limitation of 1.35% of average net assets for the Select Aggressive Growth Fund and Select Capital Appreciation Fund, 1.50% for the Select International Equity Fund, 1.25% for the Select Value Opportunity Fund, 1.20% for the Select Growth Fund, 1.10% for the Select Growth and Income, 1.00% for the Select Income Fund, and 0.60% for the Money Market Fund. The total operating expenses of these Funds of the Trust were less than their respective expense limitations throughout 1997.

    Until further notice, AFIMS has declared a voluntary expense limitation of 1.20% of average daily net assets for the Select Strategic Growth Fund. In addition, AFIMS has agreed to voluntarily waive its management fee to the extent that expenses of the Select Emerging Markets Fund exceed 2.00% of the Fund's average daily net assets, except that such waiver shall not exceed the net amount of management fees earned by AFIMS from the Fund after subtracting fees paid by AFIMS to a sub-adviser.

    The declaration of a voluntary expense limitation in any year does not bind AFIMS to declare future expense limitations with respect to these Funds. These limitations may be terminated at any time.

(2) A portion of the brokerage commissions that certain Funds pay was used to reduce expenses. In addition, certain funds have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, the total operating expenses presented in the table would have been 0.57% for Fidelity VIP Equity-Income Portfolio, and 0.67% for Fidelity VIP Growth Portfolio.

(3) These Funds have entered into agreements with brokers whereby brokers rebate a portion of commissions. Had these amounts been treated as reductions of expenses, the total operating ratios would have been 0.93% for the Select Aggressive Growth Fund, 0.98% for the Select Value Opportunity Fund, 1.10% for the Select International Equity Fund, 0.91% for the Select Growth Fund, 0.98% for the Select Value Opportunity Fund, and 0.74% for the Select Growth and Income Fund.

WHAT ARE THE LAPSE AND REINSTATEMENT PROVISIONS OF MY POLICY?

The Policy will not lapse if you fail to make payments unless:

    - The Surrender Value is insufficient to cover the next monthly insurance protection charge and loan interest accrued or

    - The Outstanding Loan exceeds Policy Value less surrender charges

There is a 62-day grace period in either situation.

If you make payments at least equal to minimum monthly payments, we guarantee that your Policy will not lapse before the 49th monthly processing date from date of issue or increase in Face Amount, within limits. If the Guaranteed Death Benefit Rider is in effect, the Policy will not lapse regardless of the investment performance of the Variable Account. For more information, see "Guaranteed Death Benefit Rider."

You may reinstate your Policy within three years after the grace period, within limits.

CAN I ELECT PAID-UP INSURANCE WITH NO FURTHER PREMIUMS DUE?

Yes. The Policy provides a Paid-Up Insurance option. If this option is elected, we will provide Paid-Up Insurance coverage, usually having a reduced Face Amount, for the life of the Insured with no more premiums being due under the Policy. If you elect this option, policy owner rights and benefits will be limited.

CAN THE POLICIES BE ISSUED IN CONNECTION WITH TSA PLANS?

The Policies may be issued in connection with Code Section 403(b) tax-sheltered annuity plans ("TSA Plans") of certain public school systems and organizations that are tax exempt under Section 501(c)(3) of the Code. A Policy issued in connection with a TSA Plan will be endorsed to reflect the restrictions imposed on assignment, premium payments, withdrawals, and surrender under Code Section 403(b). The Policy Owner may terminate the endorsement at any time. However, the termination of the endorsement may cause the Policy to fail to qualify under Code Section 403(b). See "FEDERAL TAX CONSIDERATIONS -- Policies Issued in Connection With TSA Plans." A Policy issued in connection with a TSA Plan may also have limitations on Policy loans. See "POLICY LOANS -- Policies Issued in Connection With TSA Plans."

HOW IS MY POLICY TAXED?

The Policy is given federal income tax treatment similar to a conventional fixed benefit life insurance policy. On a withdrawal of Policy Value, Policy Owners currently are taxed only on the amount of the withdrawal that exceeds total payments. Withdrawals greater than payments made are treated as ordinary income. During the first 15 Policy years, however, an "interest first" rule applies to distributions of cash required under Section 7702 of the Internal Revenue Code ("Code") because of a reduction in benefits under the Policy.

The Net Death Benefit under the Policy is excludable from the gross income of the Beneficiary. However, in some circumstances federal estate tax may apply to the Net Death Benefit or the Policy Value.

A Policy may be considered a "modified endowment contract." This may occur if total payments during the first seven Policy years (or within seven years of a material change in the Policy) exceed the total net level payments payable, if the Policy had provided paid-up future benefits after seven level payments. If the Policy is considered a modified endowment contract, all distributions (including Policy loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis. Also, a 10% penalty tax may be imposed on that part of a distribution that is includible in income.

This Summary is intended to provide only a very brief overview of the more significant aspects of the Policy. The Prospectus and the Policy provide further detail. The Policy provides insurance protection for the named Beneficiary. We do not claim that the Policy is similar or comparable to a systematic investment plan of a mutual fund. The Policy and its attached application or enrollment form are the entire agreement between you and the Company.

                            PERFORMANCE INFORMATION

The Policies were first offered to the public in 1997. However, we may advertise "Total Return" and "Average Annual Total Return" performance information based on the periods that the Underlying Funds have been in existence (Tables IA and IB). The results for any period prior to the Policies being offered will be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Sub-Accounts and the Funds.

Total return and average annual total return are based on the hypothetical profile of a representative Policy owner and historical earnings and are not intended to indicate future performance. "Total Return" is the total income generated net of certain expenses and charges. "Average annual total return" is net of the same expenses and charges, but reflects the hypothetical return compounded annually. This hypothetical return is equal to cumulative return had performance been constant over the entire period. Average annual total returns are not the same as yearly results and tend to smooth out variations in the Funds' return.

Performance information under the Policies is net of fund expenses, mortality and expense risk charges, administrative charges, monthly insurance protection charges and surrender charges. We take a representative Policy owner and assume that:

    - The Insured is a male Age 36, standard (non-smoker) underwriting class

    - The Policy owner had allocations in each of the Sub-Accounts for the fund durations shown, and

    - There was a full surrender at the end of the applicable period

We may compare performance information for a Sub-Account in reports and promotional literature to:

    - Standard & Poor's 500 Composite Stock Price Index ("S&P 500")

    - Dow Jones Industrial Average ("DJIA")

    - Shearson Lehman Aggregate Bond Index

    - Other unmanaged indices of unmanaged securities widely regarded by investors as representative of the securities markets

    - Other groups of variable life separate accounts or other investment products tracked by Lipper Analytical Services

    - Other services, companies, publications, or persons such as Morningstar, Inc., who rank the investment products on performance or other criteria

    - The Consumer Price Index

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for insurance and administrative charges, separate account charges and fund management costs and expenses.

Performance information for any Sub-Account reflects only the performance of a hypothetical investment in the Sub-Account during a period. It is not representative of what may be achieved in the future. However, performance information may be helpful in reviewing market conditions during a period and in considering a fund's success in meeting its investment objectives.

In advertising, sales literature, publications or other materials, we may give information on various topics of interest to Policy Owners and prospective Policy Owners. These topics may include:

    - The relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation and automatic account rebalancing)

    - The advantages and disadvantages of investing in tax-deferred and taxable investments

    - Customer profiles and hypothetical payment and investment scenarios

    - Financial management and tax and retirement planning

    - Investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Policies and the characteristics of and market for the financial instruments.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Portfolios.

In each table below, "One-Year Total Return" refers to the total of the income generated by a Sub-Account, based on certain charges and assumptions as described in the respective tables, for the one-year period ended December 31, 1997. "Average Annual Total Return" is based on the same charges and assumptions, but reflects the hypothetical annually compounded return that would have produced the same cumulative return if the Sub-Account's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in annual performance return, they are not the same as actual year-by-year results.

                                  TABLE I(A):
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1997
                    SINCE INCEPTION OF THE UNDERLYING FUNDS
            NET OF ALL CHARGES AND ASSUMING SURRENDER OF THE POLICY

The following performance information is based on the periods that the Underlying Funds have been in existence. The data is net of expenses of the Underlying Funds, all Sub-Account charges, and all Policy charges (including surrender charges) for a representative Policy. It is assumed that the Insured is male, Age 36, standard (nonsmoker) Premium Class, that the Face Amount of the Policy is $250,000, that an Annual Premium payment of $3,000 (approximately one Guideline Annual Premium) was made at the beginning of each Policy year, that ALL premiums were allocated to EACH Sub-Account individually, and that there was a full surrender of the Policy at the end of the applicable period.


                                                                           10 YEARS
                                                     ONE-YEAR               OR LIFE
                                                      TOTAL         5       OF FUND
UNDERLYING FUND                                       RETURN      YEARS    (IF LESS)
Select Emerging Markets Fund                           N/A         N/A        N/A
Select International Equity Fund                      -100.00%     N/A        -8.07%
T. Rowe Price International Stock Portfolio           -100.00%     N/A       -10.81%
Select Aggressive Growth Fund                          -96.71%    6.12%       10.02%
Select Capital Appreciation Fund                      -100.00%     N/A        -8.48%
Select Value Opportunity Fund                          -91.22%     N/A         4.79%
Select Growth Fund                                     -82.95%    4.32%        6.57%
Select Strategic Growth Fund                           N/A         N/A        N/A
Fidelity VIP Growth Portfolio                          -92.43%    7.42%       12.76%
Select Growth and Income Fund                          -93.30%    5.88%        5.47%
Fidelity VIP Equity-Income Portfolio                   -88.29%    9.77%       12.27%
Fidelity VIP High Income Portfolio                     -97.64%    2.96%        8.24%
Select Income Fund                                    -100.00%   -4.90%       -4.28%
Money Market Fund                                     -100.00%   -7.34%        0.89%


The inception dates for the Underlying Funds are: 4/29/85 for Money Market; 8/21/92 for Select Aggressive Growth, Select Growth, Select Growth and Income, and Select Income; 4/30/93 for Select Value Opportunity; 5/02/94 for Select International Equity; 4/28/95 for the Select Capital Appreciation; 10/09/86 for Fidelity VIP Equity-Income and Fidelity VIP Growth; 9/19/85 for Fidelity VIP High Income and 3/31/94 for the T. Rowe Price International Stock. The Select Emerging Markets Fund and Select Strategic Growth Fund commenced operations in February, 1998.

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE UNDERLYING FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

                                   TABLE I(B)
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1997
                    SINCE INCEPTION OF THE UNDERLYING FUNDS
             EXCLUDING MONTHLY POLICY CHARGES AND SURRENDER CHARGES

The following performance information is based on the periods that the Underlying Funds have been in existence. The performance information is net of total Underlying Fund expenses, all Sub-Account charges, and premium tax and expense charges. THE DATA DOES NOT REFLECT MONTHLY CHARGES UNDER THE POLICY OR SURRENDER CHARGES. It is assumed that an Annual Premium payment of $3,000 (approximately one Guideline Annual Premium) was made at the beginning of each Policy year and that ALL premiums were allocated to EACH Sub-Account individually.

                                                                                   10 YEARS
                                                            ONE-YEAR                OR LIFE
                                                              TOTAL         5       OF FUND
UNDERLYING FUND                                              RETURN       YEARS    (IF LESS)
Select Emerging Markets Fund                                   N/A         N/A        N/A
Select International Equity Fund                                3.81%      N/A        10.25%
T. Rowe Price International Stock Portfolio                     2.27%      N/A         7.20%
Select Aggressive Growth Fund                                  17.76%    15.86%       18.61%
Select Capital Appreciation Fund                               13.37%      N/A        21.90%
Select Value Opportunity Fund                                  23.85%      N/A        15.99%
Select Growth Fund                                             33.00%    14.23%       15.44%
Select Strategic Growth Fund                                   N/A         N/A        N/A
Fidelity VIP Growth Portfolio                                  22.50%    17.05%       16.25%
Select Growth and Income Fund                                  21.54%    15.64%       14.43%
Fidelity VIP Equity-Income Portfolio                           27.09%    19.20%       15.78%
Fidelity VIP High Income Portfolio                             16.73%    13.00%       11.91%
Select Income Fund                                              8.30%     6.00%        5.66%
Money Market Fund                                               4.63%     3.87%        4.95%

The inception dates for the Underlying Funds are: 4/29/85 for Money Market; 8/21/92 for Select Aggressive Growth, Select Growth, Select Growth and Income, and Select Income; 4/30/93 for Select Value Opportunity; 5/02/94 for Select International Equity; 4/28/95 for the Select Capital Appreciation; 10/09/86 for Fidelity VIP Equity-Income and Fidelity VIP Growth; 9/19/85 for Fidelity VIP High Income and 3/31/94 for the T. Rowe Price International Stock. The Select Emerging Markets Fund and Select Strategic Growth Fund commenced operations in February 1998.

PERFORMANCE INFORMATION REFLECTS ONLY THE PERFORMANCE OF A HYPOTHETICAL INVESTMENT DURING THE PARTICULAR TIME PERIOD ON WHICH THE CALCULATIONS ARE BASED. ONE-YEAR TOTAL RETURN AND AVERAGE ANNUAL TOTAL RETURN FIGURES ARE BASED ON HISTORICAL EARNINGS AND ARE NOT INTENDED TO INDICATE FUTURE PERFORMANCE. PERFORMANCE INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE PORTFOLIO OF THE UNDERLYING FUND IN WHICH A SUB-ACCOUNT INVESTS AND THE MARKET CONDITIONS DURING THE GIVEN TIME PERIOD, AND SHOULD NOT BE CONSIDERED AS A REPRESENTATION OF WHAT MAY BE ACHIEVED IN THE FUTURE.

               DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT,
                            AND THE UNDERLYING FUNDS

THE COMPANY


The Company, organized under the law of Massachusetts in 1844, is the fifth oldest life insurance company in America. Effective October 16, 1995, the Company converted from a mutual life insurance company known as State Mutual Life Assurance Company of America to a stock life insurance company and adopted its present name. As of December 31, 1997, the Company and its subsidiaries had over $22.4 billion in combined assets. The Company is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The Company's Principal Office is located at 440 Lincoln Street, Worcester, Massachusetts 01653, telephone 508-855- 1000 ("Principal Office").


The Company is subject to the laws of the Commonwealth of Massachusetts governing insurance companies and to regulation by the Commissioner of Insurance of Massachusetts. In addition, the Company is subject to the insurance laws and regulations of other states and jurisdictions in which it is licensed to operate.

The Company is a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNT

The Variable Account is a separate investment account with fourteen Sub-Accounts. Each Sub-Account invests in a fund of the Trust, VIP or T. Rowe Price. The assets used to fund the variable part of the Policies are set aside in Sub-Accounts and are separate from our general assets. We administer and account for each Sub-Account as part of our general business. However, income, capital gains and capital losses are allocated to each Sub-Account without regard to any of our other income, capital gains or capital losses. Under Delaware law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of ours.

Our Board of Directors authorized the Variable Account by vote on October 12, 1993. The Variable Account meets the definition of "separate account" under federal securities laws. It is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). This registration does not involve SEC supervision of the management or investment practices or policies of the Variable Account or of the Company. We reserve the right, subject to law, to change the names of the Variable Account and the Sub-Accounts.

Each Sub-Account has two sub-divisions. One sub-division applies to Policies during the first ten Policy years, which are subject to the administrative charge. After the tenth Policy year, we automatically allocate a Policy to the second sub-division to which the charge does not apply.

THE TRUST

The Trust is an open-end, diversified management investment company registered with the SEC under the 1940 Act. This registration does not involve SEC supervision of the investments or investment policy of the Trust or its separate investment portfolios.

First Allmerica established the Trust as a Massachusetts business trust on October 11, 1984. The Trust is a vehicle for the investment of assets of various separate accounts established by the Company and affiliated insurance companies. Shares of the Trust are not offered to the public but solely to the separate accounts. Ten different investment portfolios of the Trust are available under the Policies, each issuing a series of shares: the Select Emerging Markets Fund, Select International Equity Fund, Select Aggressive Growth Fund, Select Capital Appreciation Fund, Select Value Opportunity Fund, Select Growth Fund, Select Strategic Growth Fund, Select Growth and Income Fund, Select Income Fund and Money Market Fund. The assets of each fund are held separate from the assets of the other Funds. Each fund operates as a separate investment vehicle. The income or losses of one fund have no effect on the investment performance of another fund. The Sub-Accounts reinvest dividends and/or capital gains distributions received from a fund in more shares of that fund as retained assets.

AFIMS serves as investment manager of the Trust. AFIMS has entered into agreements with other investment managers ("Sub-Advisers"), who manage the investments of the Funds. See "Investment Advisory Services to the Trust."

FIDELITY VIP

Fidelity VIP, managed by Fidelity Management and Research Company ("FMR"), is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981 and registered with the SEC under the 1940 Act. Three of its investment portfolios are available under the
Policies: Fidelity VIP Growth Portfolio, Fidelity VIP Equity-Income Portfolio and Fidelity VIP High Income Portfolio.

T. ROWE PRICE

T. Rowe Price, managed by Rowe Price-Fleming International, Inc. ("Price-Fleming"), is an open-end, diversified, management investment company organized as a Maryland corporation in 1994 and registered with the SEC under the 1940 Act. One of its investment portfolios is available under the Policies: the T. Rowe Price International Stock Portfolio. T. Rowe Price Associates, Inc., an affiliate of Price-Fleming, serves as sub-adviser to the Select Capital Appreciation Fund of the Trust.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of the Funds is set forth below. BEFORE INVESTING, READ CAREFULLY THE PROSPECTUSES OF THE TRUST, VIP AND T. ROWE PRICE THAT ACCOMPANY THIS PROSPECTUS. THE PROSPECTUSES OF THE TRUST, VIP AND T. ROWE PRICE CONTAIN MORE DETAILED INFORMATION ON THE FUNDS' INVESTMENT OBJECTIVES, RESTRICTIONS, RISKS AND EXPENSES. Statements of Additional Information for the Funds are available on request. The investment objectives of the Funds may not be achieved. Policy Value may be less than the aggregate payments made under the Policy.

SELECT EMERGING MARKETS FUND -- seeks long-term growth of capital by investing in the world's emerging markets. The Sub-Adviser for the Select Emerging Markets Fund is Schroder Capital Management International Inc.

SELECT INTERNATIONAL EQUITY FUND -- seeks maximum long-term total return (capital appreciation and income) primarily by investing in common stocks of established non-U.S. companies. The Sub-Adviser for the Select International Equity Fund is Bank of Ireland Asset Management (U.S.) Limited.

T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO -- seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies. The Manager of the Portfolio is Rowe Price-Fleming International, Inc.

SELECT AGGRESSIVE GROWTH FUND -- seeks above-average capital appreciation by investing primarily in common stocks of companies that are believed to have significant potential for capital appreciation. The Sub-Adviser for the Select Aggressive Growth Fund is Nicholas-Applegate Capital Management, L.P.

SELECT CAPITAL APPRECIATION FUND -- seeks long-term growth of capital in a manner consistent with the preservation of capital. Realization of income is not a significant investment consideration and any income realized on the Fund's investments will be incidental to its primary objective. The Fund will invest primarily in common stock of industries and companies which are experiencing favorable demand for their products and services, and which operate in a favorable competitive environment and regulatory climate. The Sub-Adviser for the Select Capital Appreciation Fund is T. Rowe Price Associates, Inc.

SELECT VALUE OPPORTUNITY FUND -- seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of small and mid-size companies, whose securities at the time of purchase are considered by the Sub-Adviser to be undervalued. The Sub-Adviser for the Select Value Opportunity Fund is Cramer Rosenthal McGlynn, LLC.

SELECT GROWTH FUND -- seeks to achieve growth of capital by investing in a diversified portfolio consisting primarily of common stocks selected for their long-term growth potential. The Sub-Adviser for the Select Growth Fund is Putnam Investment Management, Inc.

SELECT STRATEGIC GROWTH FUND -- seeks long-term growth of capital by investing primarily in common stocks of established companies. The Sub-Adviser for the Select Strategic Growth Fund is Cambiar Investors, Inc.

FIDELITY VIP GROWTH PORTFOLIO -- seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

SELECT GROWTH AND INCOME FUND -- seeks a combination of long-term growth of capital and current income. The fund will invest primarily in dividend-paying common stocks and securities convertible into common stocks. The Sub-Adviser for the Select Growth and Income Fund is John A. Levin & Co., Inc.

FIDELITY VIP EQUITY-INCOME PORTFOLIO -- seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising S&P 500.

FIDELITY VIP HIGH INCOME PORTFOLIO -- seeks to obtain a high level of current income by investing primarily in high-yielding, lower-rated fixed-income securities (commonly referred to as "junk bonds"), while also considering growth of capital. These securities are often considered to be speculative and involve greater risk of default or price changes than securities assigned a high quality rating. For more information about these lower-rated securities, see the VIP prospectus.

SELECT INCOME FUND -- seeks a high level of current income. The fund will invest primarily in investment grade, fixed-income securities. The Sub-Adviser for the Select Income Fund is Standish, Ayer & Wood, Inc.

MONEY MARKET FUND -- seeks to obtain maximum current income consistent with the preservation of capital and liquidity. Allmerica Asset Management, Inc. is the Sub-Adviser of the Money Market Fund.

If there is a material change in the investment policy of a fund, we will notify you of the change. If you have Policy Value allocated to that fund, you may without charge reallocate the Policy Value to another fund or to the Fixed Account. We must receive your Written Request within 60 days of the LATEST of the:

    - Effective date of the change in the investment policy OR

    - Receipt of the notice of your right to transfer

                          INVESTMENT ADVISORY SERVICES

INVESTMENT ADVISORY SERVICES TO THE TRUST.

The Trustees have responsibility for the supervision of the affairs of the Trust. The Trustees have entered into a management agreement with AFIMS, an indirectly wholly owned subsidiary of First Allmerica. AFIMS, subject to Trustee review, is responsible for the daily affairs of the Trust and the general management of the Funds. AFIMS performs administrative and management services for the Trust, furnishes to the Trust all necessary office space, facilities and equipment, and pays the compensation, if any, of officers and Trustees who are affiliated with AFIMS.

The Trust bears all expenses incurred in its operation, other than the expenses AFIMS assumes under the management agreement. Trust expenses include:

    - Costs to register and qualify the Trust's shares under the Securities Act of 1933 ("1933 Act")

    - Other fees payable to the SEC

    - Independent public accountant, legal and custodian fees

    - Association membership dues, taxes, interest, insurance payments and brokerage commissions

    - Fees and expenses of the Trustees who are not affiliated with AFIMS

    - Expenses for proxies, prospectuses, reports to shareholders and other expenses

Under the management agreement with the Trust, AFIMS has entered into agreements with investment advisers ("Sub-Advisers") selected by AFIMS and Trustees in consultation with BARRA RogersCasey, Inc. ("BARRA RogersCasey"), a pension consulting firm. The cost of such consultation services is borne by AFIMS. As a consultant, BARRA RogersCasey has no decision-making authority with respect to the Funds, and is not responsible for any advice provided by AFIMS or the Sub-Advisers.

Under each Sub-Adviser agreement, the Sub-Adviser is authorized to engage in portfolio transactions on behalf of the Fund, subject to the Trustees' instructions. The terms of a Sub-Adviser agreement cannot be materially changed without the approval of a majority in interest of the shareholders of the Fund. The Sub-Advisers (other than Allmerica Asset Management, Inc.) are not affiliated with the Company or the Trust.

For providing its services under the management agreement, AFIMS receives a fee, computed daily at an annual rate based on the average daily net asset value of each fund as follows:

Select Emerging Markets Fund              *                     1.35%
Select International Equity Fund          First $100 million    1.00%
                                          Next $150 million     0.90%
                                          Over $250 million     0.85%
Select Aggressive Growth Fund             First $100 million    1.00%
                                          Next $150 million     0.90%
                                          Over $250 million     0.85%
Select Capital Appreciation Fund          First $100 million    1.00%
                                          Next $150 million     0.90%
                                          Over $250 million     0.85%
Select Value Opportunity Fund             First $100 million    1.00%
                                          Next $150 million     0.85%
                                          Next $250 million     0.80%
                                          Next $250 million     0.75%
                                          Over $750 million     0.70%
Select Growth Fund                        First $250 million    0.85%
                                          Next $250 million     0.80%
                                          Next $250 million     0.70%
                                          Over $750 million     0.70%
Select Strategic Growth Fund              *                     0.85%
Select Growth and Income Fund             First $100 million    0.75%
                                          Next $150 million     0.70%
                                          Over $250 million     0.65%
Select Income Fund                        First $50 million     0.60%
                                          Next $50 million      0.55%
                                          Over $100 million     0.45%
Money Market Fund                         First $50 million     0.35%
                                          Next $200 million     0.25%
                                          Over $250 million     0.20%

* For the Select Emerging Markets Fund and the Select Strategic Growth Fund, the investment management fee does not vary according to the level of assets in the Fund. AFIMS' fee computed for each Fund will be paid from the assets of such Fund.

Pursuant to the Management Agreement with the Trust, AFIMS has entered into agreements ("Sub-Adviser Agreements") with other investment advisers ("Sub-Advisers") under which each Sub-Adviser manages the investments of one or more of the Funds. Under the Sub-Adviser Agreements, the Sub-Advisers are authorized to engage in portfolio transactions on behalf of the applicable Fund, subject to such general or specific instructions as may be given by the Trustees. The terms of a Sub-Adviser Agreement cannot be materially changed without the approval of a majority in interest of the shareholders of the affected Fund. AFIMS is solely responsible for the payment of all fees for investment management services to the Sub-Advisers.

AFIMS is solely responsible for the payment of all fees to Sub-Advisers for their investment management services. Sub-Adviser fees, described in the Trust's prospectus, in no way increase the costs that the Funds, Variable Account and Policy Owners bear.

INVESTMENT ADVISORY SERVICES TO FIDELITY VIP

For managing investments and business affairs, each Portfolio pays a monthly fee to FMR. The prospectus of VIP contains additional information concerning the Portfolios, including information concerning additional expenses paid by the Portfolios, and should be read in conjunction with this Prospectus.

The Fidelity VIP High Income Portfolio pays a monthly fee to FMR at an annual fee rate made up of the sum of two components:

1. A group fee rate based on the monthly average net assets of all the mutual Funds advised by FMR. On an annual basis this rate cannot rise above 0.37%, and drops as total assets in all these Funds rise.

2. An individual fund fee rate of 0.45% of the Fidelity VIP High Income Portfolio's average net assets throughout the month.

One-twelfth of the annual management fee rate is applied to net assets averaged over the most recent month, resulting in a dollar amount which is the management fee for that month.

The Fidelity VIP Growth and the Fidelity VIP Equity-Income Portfolios' fee rates are each made of two components:

1. A group fee rate based on the monthly average net assets of all of the mutual Funds advised by FMR. On an annual basis, this rate cannot rise above 0.52%, and drops as total assets in all these mutual Funds rise.

2. An individual Portfolio fee rate of 0.30% for the Fidelity VIP Growth Portfolio and 0.20% for the Fidelity VIP Equity-Income Portfolio.

One-twelfth of the sum of these two rates is applied to the respective Portfolio's net assets averaged over the most recent month, giving a dollar amount which is the fee for that month.

Thus, the Fidelity VIP High Income Portfolio may have a fee as high as 0.82%. The Fidelity VIP Growth Portfolio may have a fee of as high as 0.82% of its average net assets. The Fidelity VIP Equity-Income Portfolio may have a fee as high as 0.72% of its average net assets.

INVESTMENT ADVISORY SERVICES TO T. ROWE PRICE

To cover investment management and operating expenses, the T. Rowe Price International Stock Portfolio pays Price-Fleming a single, all-inclusive fee of 1.05% of its average daily net assets.

                                   THE POLICY


APPLYING FOR A POLICY


We offer Policies to applicants 85 years old and under. After receiving a completed application or enrollment form from a prospective Policy owner, we will begin underwriting to decide the insurability of the proposed Insured. We may require medical examinations and other information before deciding insurability. We issue a Policy only after underwriting has been completed. We may reject an application or enrollment form that does not meet our underwriting guidelines.

If a prospective Policy owner makes an initial payment of at least one minimum monthly payment, we will provide fixed conditional insurance during underwriting. The fixed conditional insurance will be the insurance applied for, up to a maximum of $500,000, depending on age and underwriting class. This coverage will continue for a maximum of 90 days from the date of the application or enrollment form or, if required, the completed medical exam. If death is by suicide, we will return only the premium paid.

If no fixed conditional insurance was in effect, on Policy delivery we will require a sufficient payment to place the insurance in force.

If you made payments before the date of issuance and acceptance, we will allocate the payments to the Money Market Fund within two business days of receipt of the payments at our Principal Office. If the Policy is not issued and accepted, we will return to you the GREATER of:

    - Your payments OR

    - The value of the amount allocated to the Money Market Fund, which will be net of mortality and expense risk charges, administrative charges and fund expenses.

If your application or enrollment form is approved and the Policy is issued and accepted, we will allocate your Policy Value on issuance and acceptance according to your instructions. However, if your Policy provides for a full refund of payments under its "Right to Examine Policy" provision as required in your state (see "THE POLICY -- Free-Look Period"), we will initially allocate your Sub-Account investments to the Money Market Fund. This allocation to the Money Market Fund will be for:

    - 14 days from issuance and acceptance, except as described below

    - 24 days from issuance and acceptance for replacements in states with an extended right to examine

    - 34 days from issuance and acceptance for California citizens age 60 and older, who have an extended right to examine.

After this, we will allocate all amounts according to your investment choices.

FREE-LOOK PERIOD

The Policy provides for a free look period. You have the right to examine and cancel your Policy by returning it to us or to one of our representatives on or before the LATEST of:

    - 45 days after the application or enrollment form for the Policy is signed

    - 10 days after you receive the Policy (20 days when the law so requires for the replacement of insurance and 30 days for California citizens age 60 and older) OR

    - 10 days after we mail to you a notice of withdrawal right.

If your Policy provides for a full refund under its "Right to Examine Policy" provision as required in your state, your refund will be the GREATER of

    - Your entire payment OR

    - The Policy Value PLUS deductions under the Policy or by the Funds for taxes, charges or fees

If your Policy does not provide for a full refund, you will receive

    - Amounts allocated to the Fixed Account PLUS

    - The Policy Value in the Variable Account PLUS

    - All fees, charges and taxes which have been imposed

We may delay a refund of any payment made by check until the check has cleared your bank.

After an increase in Face Amount, we will mail or deliver a notice of a free look for the increase. You will have the right to cancel the increase before the LATEST of:

    - 45 days after the application or enrollment form for the increase is signed

    - 10 days after you receive the new Policy specification pages issued for the increase or

    - 10 days after we mail or deliver a notice of withdrawal rights to you

On canceling the increase, you will receive a credit to your Policy Value of charges deducted for the increase. We will refund to you the amount to be credited if you request. We will waive any surrender charge computed for the increase.


REPLACEMENT POLICIES



In New York, if you purchase a Policy to replace an existing life insurance policy or annuity Contract ("replacement") you may return the Policy within 60 days after receiving it. You may return the Policy by mailing it or delivering it to the Principal Office or to an Agent of the Company. You will receive a refund equal to the Surrender Value of the Policy plus all fees and charges.


CONVERSION PRIVILEGE

Within 24 months of the date of issue or an increase in Face Amount, you can convert your Policy into a non-variable Policy by transferring all Policy Value in the Sub-Accounts to the Fixed Account. The conversion will take effect at the end of the valuation period in which we receive, at our Principal Office, notice of the conversion satisfactory to us. There is no charge for this conversion. We will allocate all future payments to the Fixed Account, unless you instruct us otherwise.

PAYMENTS

Payments are payable to the Company. Payments may be made by mail to our Principal Office or through our authorized representative. All payments after the initial payment are credited to the Variable Account or Fixed Account on the date of receipt at the Principal Office.

You may establish a schedule of planned payments. If you do, we will bill you at regular intervals. Making planned payments will not guarantee that the Policy will remain in force. The Policy will not necessarily lapse if you fail to make planned payments. You may make unscheduled payments before the Final Payment Date or skip planned payments. If the Guaranteed Death Benefit Rider is in effect, there are certain minimum payment requirements.

You may choose a monthly automatic payment method of making payments. Under this method, each month we will deduct payments from your checking account and apply them to your Policy. The minimum payment allowed is $50.

The Policy does not limit payments as to frequency and number. However, no payment may be less than $100 without our consent. Payments must be sufficient to provide a positive Surrender Value at the end of each Policy month or the Policy may lapse. See "POLICY TERMINATION AND REINSTATEMENT." During the first 48 Policy months following the date of issue or an increase in Face Amount, a guarantee may apply to prevent the Policy from lapsing. The guarantee will apply during this period if you make payments that, when reduced by partial withdrawals and partial withdrawal costs, equal or exceed the required minimum monthly payments. The required minimum monthly payments are based on the number of months the Policy, increase in Face Amount or policy change that causes a change in the minimum monthly payment has been in force. MAKING MONTHLY PAYMENTS EQUAL TO THE MINIMUM MONTHLY PAYMENTS DOES NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE, EXCEPT AS STATED IN THIS PARAGRAPH.

Total payments may not exceed the current maximum payment limits under federal tax law. These limits will change with a change in Face Amount, the addition or deletion of a Rider, or a change between the Level Option and Adjustable Option. Where total payments would exceed the current maximum payment limits, we will only accept that part of a payment that will make total payments equal the maximum. We will return any part of the payments greater than that amount. However, we will accept a payment needed to prevent Policy lapse during a Policy year. See "POLICY TERMINATION AND REINSTATEMENT."

ALLOCATION OF NET PAYMENTS

The net payment equals the payment made less the payment expense charge. In the application or enrollment form for your Policy, you decide the initial allocation of the net payment among the Fixed Account and the Sub-Accounts. You may allocate payments to one or more of the Sub-Accounts. The minimum amount that you may allocate to a Sub-Account is 1.0% of the net payment. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and must total 100%.

You may change the allocation of future net payments by Written Request or telephone request. You have the privilege to make telephone requests, unless you elected not to have the privilege on the application or enrollment form. The policy of the Company and its representatives and affiliates is that they will not be responsible for losses resulting from acting on telephone requests reasonably believed to be genuine. We will use reasonable methods to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses from unauthorized or fraudulent instructions. We require that callers on behalf of a policy owner identify themselves by name and identify the policy owner by name, date of birth and social security number. All telephone requests are tape recorded. An allocation change will take effect on the date of receipt of the notice at the Principal Office. No charge is currently imposed for changing payment allocation instructions. We reserve the right to impose a charge in the future, but guarantee that the charge will not exceed $25.

The Policy Value in the Sub-Accounts will vary with investment experience. You bear this investment risk. Investment performance may also affect the Death Benefit. Review your allocations of payments and Policy Value as market conditions and your financial planning needs change.

TRANSFER PRIVILEGE

Subject to our then current rules, you may transfer amounts among the Sub-Accounts or between a Sub-Account and the Fixed Account. (You may not transfer that portion of the Policy Value held in the Fixed Account that secures a Policy loan.)

The transfer privilege is subject to our consent. We reserve the right to impose limits on transfers including, but not limited to, the:

    - Minimum amount that may be transferred

    - Minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account

    - Minimum period between transfers involving the Fixed Account

    - Maximum amounts that may be transferred from the Fixed Account

Transfers involving the Fixed Account are currently permitted only if:

    - There has been at least a ninety (90) day period since the last transfer from the Fixed Account; and

    - The amount transferred from the Fixed Account in each transfer does not exceed the lesser of $100,000 or 25% of the Policy Value.

These rules are subject to change by the Company.

We will make transfers at your Written Request or telephone request, as described in "THE POLICY -- Allocation of Net Payments." Transfers are effected at the value next computed after receipt of the transfer order.

You may apply for automatic transfers:

    - From the Money Market Sub-Account to one or more of the other Sub-Accounts on a monthly, quarterly or semiannual schedule

    - To reallocate Policy Value among the Sub-Accounts on a quarterly, semiannual or annual schedule.

Each automatic transfer must be at least $100. We will process automatic transfers on the 15th of each scheduled month. If the 15th is not a business day or is the monthly processing date, we will process the automatic transfer on the next business day.

Currently, the first 12 transfers in a Policy year are free. After that, we will deduct a $10 transfer charge from amounts transferred in that Policy year. We reserve the right to increase the charge, but we guarantee the charge will never exceed $25. We also reserve the right to limit the number of free transfers in a Policy year to six.

The first automatic transfer counts as one transfer toward the 12 free transfers allowed in each Policy year. Each subsequent automatic transfer is also free, but does not reduce the remaining number of transfers that are free in a Policy year. Any transfers made for a conversion privilege, Policy loan or material change in investment policy will not count toward the 12 free transfers.

DEATH BENEFIT

If the Policy is in force on the Insured's death, we will, with due proof of death, pay the Net Death Benefit to the named Beneficiary. We will normally pay the Net Death Benefit within seven days of receiving due proof of the Insured's death, but we may delay payment of Net Death Benefits. See "OTHER POLICY PROVISIONS -- Delay of Payments." The Beneficiary may receive the Net Death Benefit in a lump sum or under a payment option. See "APPENDIX C -- PAYMENT OPTIONS."

Before the Final Payment Date, the Net Death Benefit is:

    - The Death Benefit provided under the Level Option or Adjustable Option, whichever is elected and in effect on the date of death PLUS

    - Any other insurance on the Insured's life that is provided by Rider MINUS

    - Any Outstanding Loan and any partial withdrawals, partial withdrawal costs and due and unpaid monthly insurance protection charges through the Policy month in which the Insured dies

After the Final Payment Date, if the Guaranteed Death Benefit Rider is not in effect, the Net Death Benefit is:

    - The Policy Value MINUS

    - Any Outstanding Loan

In most states, we will compute the Net Death Benefit on the date we receive due proof of the Insured's death.

GUARANTEED DEATH BENEFIT RIDER

An optional Guaranteed Death Benefit Rider is available ONLY AT ISSUE OF THE POLICY. If this Rider is in effect, the Company:

    - guarantees that your Policy will not lapse regardless of the investment performance of the Variable Account and

    - provides a guaranteed Net Death Benefit.

In order to maintain the Guaranteed Death Benefit Rider, certain minimum premium payment tests must be met on each Policy anniversary and within 48 months following the Date of Issue and/or the date of any increase in Face Amount, as described below. In addition, a one-time administrative charge of $25 will be deducted from Policy Value when the Rider is elected. Certain transactions, including policy loans, partial withdrawals, and changes in Sum Insured Options, can result in the termination of the Rider. IF THIS RIDER IS TERMINATED, IT CANNOT BE REINSTATED.

GUARANTEED DEATH BENEFIT TESTS

While the Guaranteed Death Benefit Rider is in effect, the Policy will not lapse if the following two tests are met:

1. Within 48 months following the Date of Issue of the Policy or of any increase in the Face Amount, the sum of the premiums paid, less any Debt, partial withdrawals and withdrawal charges, must be greater than the minimum monthly payment multiplied by the number of months which have elapsed since the relevant Date of Issue; and

2.  On each Policy anniversary, (a) must exceed (b), where, since the Date of
    Issue:

    (a) is the sum of your premiums, less any withdrawals, partial withdrawal charges and Debt which is classified as a preferred loan; and

    (b) is the sum of the minimum Guaranteed Death Benefit premiums, as shown on the specifications page of the Policy.

GUARANTEED DEATH BENEFIT

If the Guaranteed Death Benefit Rider is in effect on the Final Premium Payment Date, a guaranteed Death Benefit will be provided as long as the Rider is in force. The Death Benefit will be the greater of:

    - the Face Amount as of the Final Premium Payment Date; or

    - the Policy Value as of the date due proof of death is received by the Company.

TERMINATION OF THE GUARANTEED DEATH BENEFIT RIDER

The Guaranteed Death Benefit Rider will end and may not be reinstated on the first to occur of the following:

    - foreclosure of an Outstanding Loan; or

    - the date on which the sum of your payments does not meet or exceed the applicable Guaranteed Death Benefit test (above); or

    - any Policy change that results in a negative guideline level premium; or

    - the effective date of a change from the Adjustable Death Benefit Option to the Level Death Benefit Option, if such changes occur within 5 policy years of the Final Payment Date; or

    - a request for a partial withdrawal or preferred loan is made after the Final Premium Payment Date.

It is possible that the Policy Value will not be sufficient to keep the Policy in force on the first Monthly Payment Date following the date the Rider terminates.

LEVEL OPTION AND ADJUSTABLE OPTION

The Policy provides two Death Benefit options: the Level Option and Adjustable Option. You choose the desired option in the application or enrollment form. You may change the option once per Policy year by Written Request. There is no charge for a change in option.

Under the Level Option, the Death Benefit is the GREATER of the:

    - Face Amount OR

    - Guideline Minimum Sum Insured

Under the Adjustable Option, the Death Benefit is the GREATER of the:

    - Face Amount plus Policy Value OR

    - Guideline Minimum Sum Insured

Under both the Level Option and Adjustable Option, the Death Benefit provides insurance protection. Under the Level Option, the Death Benefit is level unless the Guideline Minimum Sum Insured exceeds the Face Amount; then, the Death Benefit varies as the Policy Value changes. Under the Adjustable Option, the Death Benefit always varies as the Policy Value changes.

At any Face Amount, the Death Benefit will be greater under the Adjustable Option than under the Level Option because the Policy Value is added to the Face Amount and included in the Death Benefit. However, the monthly insurance protection charge will be greater. Therefore, Policy Value will accumulate at a slower rate than under the Level Option.

If you desire to have payments and investment performance reflected in the Death Benefit, you should choose the Adjustable Option. If you desire to have payments and investment performance reflected to the maximum extent in the Policy Value, you should select the Level Option.

GUIDELINE MINIMUM SUM INSURED -- The Guideline Minimum Sum Insured is a percentage of the Policy Value as set forth in "APPENDIX A -- GUIDELINE MINIMUM SUM INSURED TABLE." The Guideline Minimum Sum Insured is computed based on federal tax regulations to ensure that the Policy qualifies as a life insurance contract and that the insurance proceeds will be excluded from the gross income of the Beneficiary.

ILLUSTRATION OF THE LEVEL OPTION -- In this illustration, assume that the Insured is under the age of 40, and that there is no Outstanding Loan.

Under the Level Option, a Policy with a $100,000 Face Amount will have a Death Benefit of $100,000. However, because the Death Benefit must be equal to or greater than 250% of Policy Value, if the Policy Value exceeds $40,000 the Death Benefit will exceed the $100,000 Face Amount. In this example, each dollar of Policy Value above $40,000 will increase the Death Benefit by $2.50. For example, a Policy with a Policy Value of $50,000 will have a Guideline Minimum Sum Insured of $125,000 ($50,000 X 2.50); Policy Value of $60,000 will produce a Guideline Minimum Sum Insured of $150,000 ($60,000 X 2.50); and Policy Value of $75,000 will produce a Guideline Minimum Sum Insured of $187,500 ($75,000 X 2.50).

Similarly, if Policy Value exceeds $40,000, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges or negative investment performance, the Death Benefit will be reduced from $150,000 to $125,000. If, however, the product of the Policy Value times the applicable percentage from the table in APPENDIX A is less than the Face Amount, the Death Benefit will equal the Face Amount.

The applicable percentage becomes lower as the Insured's age increases. If the Insured's age in the above example were, for example, 50 (rather than between zero and 40), the applicable percentage would be 185%. The Death Benefit would not exceed the $100,000 Face Amount unless the Policy Value exceeded $54,054 (rather than $40,000), and each dollar then added to or taken from Policy Value would change the Death Benefit by $1.85.

ILLUSTRATION OF THE ADJUSTABLE OPTION -- In this illustration, assume that the Insured is under the age of 40 and that there is no Outstanding Loan.

Under the Adjustable Option, a Policy with a Face Amount of $100,000 will produce a Death Benefit of $100,000 plus Policy Value. For example, a Policy with Policy Value of $10,000 will produce a Death Benefit of $110,000 ($100,000 + $10,000); Policy Value of $25,000 will produce a Death Benefit of $125,000 ($100,000 + $25,000); Policy Value of $50,000 will produce a Death Benefit of $150,000 ($100,000 + $50,000). However, the Death Benefit must be at least 250% of the Policy Value. Therefore, if the Policy Value is greater than $66,667, 250% of that amount will be the Death Benefit, which will be greater than the Face Amount plus Policy Value. In this example, each dollar of Policy Value above $66,667 will increase the Death Benefit by $2.50. For example, if the Policy Value is $70,000, the Guideline Minimum Sum Insured will be $175,000 ($70,000 X 2.50); Policy Value of $80,000 will produce a Guideline Minimum Sum Insured of $200,000 ($80,000 X 2.50); and Policy Value of $90,000 will produce a Guideline Minimum Sum Insured of $225,000 ($90,000 X 2.50).

Similarly, if Policy Value exceeds $66,667, each dollar taken out of Policy Value will reduce the Death Benefit by $2.50. If, for example, the Policy Value is reduced from $80,000 to $70,000 because of partial withdrawals, charges or negative investment performance, the Death Benefit will be reduced from $200,000 to $175,000. If, however, the product of the Policy Value times the applicable percentage is less than the Face Amount plus Policy Value, then the Death Benefit will be the current Face Amount plus Policy Value.

The applicable percentage becomes lower as the Insured's age increases. If the Insured's age in the above example were 50, the Death Benefit must be at least
1.85 times the Policy Value. The Death Benefit would be the sum of the Policy Value plus $100,000 unless the Policy Value exceeded $117,647 (rather than $66,667). Each dollar added to or subtracted from the Policy would change the Death Benefit by $1.85.

CHANGE TO LEVEL OR ADJUSTABLE OPTION

You may change the Death Benefit option once each Policy year by Written Request. Changing options will not require evidence of insurability. The change takes effect on the monthly processing date on or following the date of receipt of the Written Request. We will impose no charge for changes in Death Benefit options.

If you change the Level Option to the Adjustable Option, we will decrease the Face Amount to equal:

    - The Death Benefit MINUS

    - The Policy Value on the date of the change

The change may not be made if the Face Amount would fall below $40,000. After the change from the Level Option to the Adjustable Option, future monthly insurance protection charges may be higher or lower than if no change in option had been made. However, the insurance protection amount will always equal the Face Amount unless the Guideline Minimum Sum Insured applies.

If you change the Adjustable Option to the Level Option, we will increase the Face Amount by the Policy Value on the date of the change. The Death Benefit will be the GREATER of:

    - The new Face Amount or

    - The Guideline Minimum Sum Insured

After the change from the Adjustable Option to the Level Option, an increase in Policy Value will reduce the insurance protection amount and the monthly insurance protection charge. A decrease in Policy Value will increase the insurance protection amount and the monthly insurance protection charge.

A change in Death Benefit option may result in total payments exceeding the then current maximum payment limitation under federal tax law. If this occurs, we will pay the excess to you.

A change from the Adjustable Death Benefit option to the Level Benefit option within five policy years of the Final Payment Date will terminate a Guaranteed Death Benefit Rider.

CHANGE IN FACE AMOUNT

You may increase or decrease the Face Amount by Written Request. An increase or decrease in the Face Amount takes effect on the LATEST of the:

    - The monthly processing date on or next following date of receipt of your Written Request OR

    - The date of approval of your Written Request, if evidence of insurability is required

INCREASES -- You must submit with your Written Request for an increase satisfactory evidence of insurability. The consent of the Insured is also required whenever the Face Amount is increased. An increase in Face Amount may not be less than $10,000. You may not increase the Face Amount after the Insured reaches age 80. A Written Request for an increase must include a payment if the Surrender Value is less than the sum of:

    - $50 PLUS

    - Two minimum monthly payments

On the effective date of each increase in Face Amount, we will deduct a transaction charge of $40 from Policy Value for administrative costs. We will also compute a surrender charge for the increase. An increase in the Face Amount will increase the insurance protection amount and, therefore, the monthly insurance protection charges.

After increasing the Face Amount, you will have the right, during a free-look period, to have the increase canceled. See "THE POLICY -- Free-Look Period." If you exercise this right, we will credit to your Policy the charges deducted for the increase, unless you request a refund of these charges.

DECREASES -- You may decrease the Face Amount by Written Request. The minimum amount for a decrease in Face Amount is $10,000. The minimum Face Amount in force after a decrease is $40,000. We may limit the decrease or return Policy Value to you, as you choose, if the Policy would not comply with the maximum payment limitation under federal tax law. A return of Policy Value may result in tax liability to you.

A decrease in the Face Amount will lower the insurance protection amount and, therefore, the monthly insurance protection charge. In computing the monthly insurance protection charge, a decrease in the Face Amount will reduce the Face Amount in inverse order.

On a decrease in the Face Amount, we will deduct any surrender charge. You may allocate the deduction to one Sub-Account. If you make no allocation, we will make a Pro-rata Allocation. We will reduce the surrender charge by the amount of any surrender charge deducted.

POLICY VALUE

The Policy Value is the total value of your Policy. It is the SUM of:

    - Your accumulation in the Fixed Account PLUS

    - The value of your units in the Sub-Accounts

There is no guaranteed minimum Policy Value. Policy Value on any date depends on variables that cannot be predetermined.

Your Policy Value is affected by the:

    - Frequency and amount of your net payments

    - Interest credited in the Fixed Account

    - Investment performance of your Sub-Accounts

    - Partial withdrawals

    - Loans, loan repayments and loan interest paid or credited

    - Charges and deductions under the Policy

    - The Death Benefit option

COMPUTING POLICY VALUE -- We compute the Policy Value on the date of issue and on each valuation date. On the date of issue, the Policy Value is:

    - The value of the amount allocated to the money market fund, net of mortality and expense risks, administrative charges and fund expenses (see "THE POLICY -- Application for a Policy"), MINUS

    - The monthly insurance protection charge due

On each valuation date after the date of issue, the Policy Value is the SUM of:

    - Accumulations in the Fixed Account PLUS

    - The SUM of the PRODUCTS of:

       - The number of units in each Sub-Account TIMES

       - The value of a unit in each Sub-Account on the valuation date

THE UNIT -- We allocate each net payment to the Sub-Accounts you selected. We credit allocations to the Sub-Accounts as units. Units are credited separately for each Sub-Account.

The number of units of each Sub-Account credited to the Policy is the QUOTIENT of:

    - That part of the net payment allocated to the Sub-Account DIVIDED by

    - The dollar value of a unit on the valuation date the payment is received at our Principal Office

The number of units will remain fixed unless changed by a split of unit value, transfer, partial withdrawal or surrender. Also, each deduction of charges from a Sub-Account will result in cancellation of units equal in value to the amount deducted.

The dollar value of a unit of a Sub-Account varies from valuation date to valuation date based on the investment experience of that Sub-Account. This investment experience reflects the investment performance, expenses and charges of the fund in which the Sub-Account invests. The value of each unit was set at $1.00 on the first valuation date of each Sub-Account. The value of a unit on any valuation date is the PRODUCT of:

    - The dollar value of the unit on the preceding valuation date TIMES

    - The net investment factor

NET INVESTMENT FACTOR -- The net investment factor measures the investment performance of a Sub-Account during the valuation period just ended. The net investment factor for each Sub-Account is 1.0000 PLUS the QUOTIENT of:

    - The investment income of that Sub-Account for the valuation period, adjusted for realized and unrealized capital gains and losses and for taxes during the valuation period, DIVIDED BY

    - The value of that Sub-Account's assets at the beginning of the valuation period MINUS

    - The mortality and expense risk charge for each day in the valuation period currently at an annual rate of 0.65% of the daily net asset value of that Sub-Account AND

    - The administrative charge for each day in the valuation period at an annual rate of 0.15% of the daily net asset value of that Sub-Account (only during the first ten Policy years)

The net investment factor may be greater or less than one.

PAYMENT OPTIONS

The Net Death Benefit payable may be paid in a single sum or under one or more of the payment options then offered by the Company. See "APPENDIX C -- PAYMENT OPTIONS." These payment options also are available at the Final Payment Date or if the Policy is surrendered. If no election is made, we will pay the Net Death Benefit in a single sum.

OPTIONAL INSURANCE BENEFITS

You may add optional insurance benefits to the Policy by Rider, as described in "APPENDIX B -- OPTIONAL INSURANCE BENEFITS." The cost of certain optional insurance benefits becomes part of the monthly insurance protection charge.

SURRENDER

You may surrender the Policy and receive its Surrender Value. The Surrender Value is:

    - The Policy Value MINUS

    - Any Outstanding Loan and surrender charges

We will compute the Surrender Value on the valuation date on which we receive the Policy with a Written Request for surrender. We will deduct a surrender charge if you surrender the Policy within 10 full Policy years of the date of issue or increase in Face Amount. See "CHARGES AND DEDUCTIONS -- Surrender Charge."

The Surrender Value may be paid in a lump sum or under a payment option then offered by us. See "APPENDIX C -- PAYMENT OPTIONS." We will normally pay the Surrender Value within seven days following our receipt of Written Request. We may delay benefit payments under the circumstances described in "OTHER POLICY PROVISIONS -- Delay of Benefit Payments."

For important tax consequences of a surrender, see "FEDERAL TAX CONSIDERATIONS." If the Policy is issued in connection with a Section 403(b) Plan, your surrender rights may be restricted. See "FEDERAL TAX CONSIDERATIONS -- Policies Issued in Connection with TSA Plans."

PARTIAL WITHDRAWAL

After the first Policy year, you may withdraw part of the Surrender Value of your Policy on Written Request. Your Written Request must state the dollar amount you wish to receive. You may allocate the amount withdrawn among the Sub-Accounts and the Fixed Account. If you do not provide allocation instructions, we will make a Pro-rata Allocation. Each partial withdrawal must be at least $500. Under the Level Option, the Face Amount is reduced by the partial withdrawal. We will not allow a partial withdrawal if it would reduce the Level Option Face Amount below $40,000.

On a partial withdrawal from a Sub-Account, we will cancel the number of units equal in value to the amount withdrawn. The amount withdrawn will be the amount you requested plus the partial withdrawal costs. See "CHARGES AND DEDUCTIONS -- Partial Withdrawal Costs." We will normally pay the partial withdrawal within seven days following our receipt of Written Request. We may delay payment as described in "OTHER POLICY PROVISIONS -- Delay of Payments."

For important tax consequences of partial withdrawals, see "FEDERAL TAX CONSIDERATIONS." If the Policy is issued in connection with a Section 403(b) Plan, your withdrawal rights may be restricted. See "FEDERAL TAX CONSIDERATIONS -- Policies Issued in Connection with TSA Plans."

PAID-UP INSURANCE OPTION

On Written Request, you may elect life insurance coverage, usually for a reduced amount, for the life of the Insured with no further premiums due. The Paid-Up Insurance will be the amount, up to the Face Amount of the Policy, that the Surrender Value can purchase for a net single premium at the Insured's age and underwriting class on the date this option is elected. If the Surrender Value exceeds the net single premium, we will pay the excess to you. The net single premium is based on the Commissioners 1980 Standard Ordinary Mortality Tables, Smoker or Non-Smoker (Table B for unisex policies) with increases in the tables for non-standard risks. Interest will not be less than 4.5%.

IF THE PAID-UP INSURANCE OPTION IS ELECTED, THE FOLLOWING POLICY OWNER RIGHTS
  AND BENEFITS WILL BE AFFECTED:

    - As described above, the Paid-Up Insurance benefit will be computed differently from the Net Death Benefit and the Death Benefit options will not apply

    - We will not allow transfers of Policy Value from the Fixed Account back to the Variable Account

    - You may not make further payments

    - You may not increase or decrease the Face Amount or make partial withdrawals

    - Riders will continue only with our consent

You may, after electing Paid-Up Insurance, surrender the Policy for its net cash value. The guaranteed cash value is the net single premium for the Paid-Up Insurance at the Insured's attained age. The net cash value is the cash value less any Outstanding Loan. We will transfer the Policy Value in the Variable Account to the Fixed Account on the date we receive Written Request to elect the option.

On election of Paid-Up Insurance, the Policy often will become a modified endowment contract. If a Policy becomes a modified endowment contract, Policy loans or surrender will receive unfavorable federal tax treatment. See "FEDERAL TAX CONSIDERATIONS -- Modified Endowment Policies."

                             CHARGES AND DEDUCTIONS

The following charges will apply to your Policy under the circumstances described. Some of these charges apply throughout the Policy's duration. Other charges apply only if you choose options under the Policy.

No surrender charges, partial withdrawal charges or front-end sales loads are imposed, and no commissions are paid where the Policy owner as of the date of application is within the following class of individuals:

All employees of First Allmerica and its affiliates and subsidiaries located at First Allmerica's home office (or at off-site locations if such employees are on First Allmerica's home office payroll); directors of First Allmerica and its affiliates and subsidiaries; all employees and registered representatives of any broker-dealer that has entered into a sales agreement with us or Allmerica Investments, Inc. to sell the Policies and any spouses of the above persons or any children of the above persons.

PAYMENT EXPENSE CHARGE

Currently, we deduct 2.75% of each payment as a payment expense charge. This charge includes a:

    - Current premium tax deduction of 1.25%

    - Current deferred acquisition costs ("DAC tax") deduction of 1.0%

    - Front-end sales load of 0.5%

The 1.25% premium tax deduction approximates our average expenses for state and local premium taxes. The premium tax deduction is made whether or not any premium tax applies. The deduction may be higher or lower than the premium tax imposed. However, we do not expect to make a profit from this deduction. The 1.0% DAC tax deduction helps reimburse us for approximate expenses incurred from federal taxes for deferred acquisition costs ("DAC taxes") of the Policies. We deduct the 0.5% front-end sales load from each payment partially to compensate us for Policy sales expenses.

We reserve the right to increase or decrease the premium tax deduction or DAC tax deduction to reflect changes in our expenses for premium taxes or DAC taxes. The 0.5% front-end sales load will not change, even if sales expenses change.

MONTHLY INSURANCE PROTECTION CHARGES

Before the Final Payment Date, we will deduct a monthly insurance protection charge from your Policy Value. This charge is the cost for insurance protection under the Policy, including optional insurance benefits provided by Rider.

We deduct the monthly insurance protection charge on each monthly processing date starting with the date of issue. You may allocate monthly insurance protection charges to one Sub-Account. If you make no allocation, we will make a Pro-rata Allocation. If the Sub-Account you chose does not have sufficient Funds to cover the monthly insurance protection charges, we will make a Pro-rata Allocation. We will deduct no monthly insurance protection charges on or after the Final Payment Date.

COMPUTING MONTHLY INSURANCE PROTECTION CHARGES -- We designed the monthly insurance protection charge to compensate us for the anticipated cost of paying Net Death Benefits under the Policies. The charge is computed monthly for the initial Face Amount and for each increase in Face Amount. Monthly insurance protection charges can vary.

For the initial Face Amount under the Level Option, the monthly insurance protection charge is the PRODUCT of:

    - The insurance protection rate TIMES

    - The DIFFERENCE between

       - The initial Face Amount AND

       - The Policy Value (MINUS any Rider charges) at the beginning of the Policy month

Under the Level Option, the monthly insurance protection charge decreases as the Policy Value increases if the Guideline Minimum Sum Insured is not in effect.

For the initial Face Amount under the Adjustable Option, the monthly insurance protection charge is the PRODUCT of:

    - The insurance protection rate TIMES

    - The initial Face Amount

For each increase in Face Amount under the Level Option, the monthly insurance protection charge is the PRODUCT of:

    - The insurance protection rate for the increase TIMES

    - The DIFFERENCE between

       - The increase in Face Amount AND

       - Any Policy Value (MINUS any Rider charges) GREATER than the initial Face Amount at the beginning of the Policy month and not allocated to a prior increase

For each increase in Face Amount under the Adjustable Option, the monthly insurance protection charge is the PRODUCT of:

    - The insurance protection rate for the increase TIMES

    - The increase in Face Amount

If the Guideline Minimum Sum Insured is in effect under either Option, we will compute a monthly insurance protection charge for that part of the Death Benefit subject to the Guideline Minimum Sum Insured that exceeds the current Death Benefit not subject to the Guideline Minimum Sum Insured. This charge is the PRODUCT of:

    - The insurance protection rate for the initial Face Amount TIMES

    - The DIFFERENCE between

    - The Guideline Minimum Sum Insured AND

    - The GREATER of:

       - The Face Amount OR the Policy Value, if you selected the Level Option or

       - the Face Amount PLUS the Policy Value, if you selected the Adjustable Option

We will adjust the monthly insurance protection charge for any decreases in Face Amount. See "THE POLICY -- Change in Face Amount: Decreases."

INSURANCE PROTECTION RATES -- We base insurance protection rates on the:

    - Male, female or blended unisex rate table

    - Age and underwriting class of the Insured

    - Effective date of an increase or date of any Rider

For unisex Policies, sex-distinct rates do not apply. For the initial Face Amount, the insurance protection rates are based on your age at the beginning of each Policy year. For an increase in Face Amount or for a Rider, the insurance protection rates are based on your age on each anniversary of the effective date of the increase or Rider. We base the current insurance protection rates on our expectations as to future mortality experience. Rates will not, however, be greater than the guaranteed insurance protection rates set forth in the Policy. These guaranteed rates are based on the Commissioners 1980 Standard Ordinary Mortality Tables, Smoker or Non-Smoker (Mortality Table B for unisex Policies) and the Insured's sex and age. The Tables used for this purpose set forth different mortality estimates for males and females and for smokers and non-smokers. Any change in the insurance protection rates will apply to all Insureds of the same age, sex and underwriting class whose Policies have been in force for the same period.

The underwriting class of an Insured will affect the insurance protection rates. We currently place Insureds into preferred underwriting classes, standard underwriting classes and non-standard underwriting classes. The underwriting classes are also divided into two categories: smokers and non-smokers. We will place an Insured under age 18 at the date of issue in a standard or non-standard underwriting class. We will then classify the Insured as a smoker at age 18 unless we receive satisfactory evidence that the Insured is a non-smoker. Prior to the Insured's age 18, we will give you notice of how the Insured may be classified as a non-smoker.

We compute the insurance protection rate separately for the initial Face Amount and for any increase in Face Amount. However, if the Insured's underwriting class improves on an increase, the lower insurance protection rate will apply to the total Face Amount.

CHARGES AGAINST OR REFLECTED IN THE ASSETS OF THE VARIABLE ACCOUNT

We assess each Sub-Account with a charge for mortality and expense risks we assume and, during the first ten Policy years, a charge for administrative expenses of the Variable Account. Fund expenses are also reflected in the Variable Account.

ADMINISTRATIVE CHARGE -- During the first ten Policy years, we impose a daily charge at an annual rate of 0.15% of the average daily net asset value in each Sub-Account. The charge is to help reimburse us for administrative expenses incurred in the administration of the Variable Account and the Sub-Accounts. It is not expected to be a source of profit. The administrative functions and expenses we assume for the Variable Account and the Sub-Accounts include:

    - Clerical, accounting, actuarial and legal services

    - Rent, postage, telephone, office equipment and supplies,

    - The expenses of preparing and printing registration statements and prospectuses (not allocable to sales expense)

    - Regulatory filing fees and other fees

We do not assess the administrative charge after the tenth Policy year.

MORTALITY AND EXPENSE RISK CHARGE -- We impose a daily charge at a current annual rate of 0.65% of the average daily net asset value of each Sub-Account. This charge compensates us for assuming mortality and expense risks for variable interests in the Policies. The Company may increase this charge, subject to state and federal law, to an annual rate no greater than 0.80%.

The mortality risk we assume is that Insureds may live for a shorter time than anticipated. If this happens, we will pay more Net Death Benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the Policies will exceed those compensated by the administrative charges in the Policies. If the charge for mortality and expense risks is not sufficient to cover mortality experience and expenses, we will absorb the losses. If the charge turns out to be higher than mortality and expense risk expenses, the difference will be a profit to us. If the charge provides us with a profit, the profit will be available for our use to pay distribution, sales and other expenses.

FUND EXPENSES -- The value of the units of the Sub-Accounts will reflect the investment advisory fee and other expenses of the Funds whose shares the Sub-Accounts purchase. The prospectuses and statements of additional information of the Trust, VIP and T. Rowe Price contain more information concerning the fees and expenses.

No charges are currently made against the Sub-Accounts for federal or state income taxes. Should income taxes be imposed, we may make deductions from the Sub-Accounts to pay the taxes. See "FEDERAL TAX CONSIDERATIONS."

SURRENDER CHARGE

The Policy's contingent surrender charge is a deferred administrative charge and a deferred sales charge. The deferred administrative charge is designed to reimburse us for the administrative costs of product research and development, underwriting, Policy administration and surrendering the Policy. The deferred sales charge compensates us for distribution expenses, including commissions to our representatives, advertising and the printing of prospectuses and sales literature.

We compute the surrender charge on date of issue and on any increase in Face Amount. The surrender charge applies for ten years from date of issue or increase in Face Amount. We impose the surrender charge only if, during its duration, you request a full surrender or a decrease in Face Amount.

The maximum surrender charge includes a:

    - Deferred administrative charge of $8.50 per thousand dollars of the initial Face Amount or increase

    - Deferred sales charge of 28.5% of payments received or associated with the increase up to the Guideline Annual Premium for the increase

The maximum surrender charge will not exceed a specified amount per $1,000 of initial Face Amount or increase because of state-imposed limits. The maximum surrender charge is level for the first 24 Policy months and then reduces by 1/96th for the next 96 Policy months, reaching zero at the end of ten Policy years.

Payments associated with an increase equal that part of the payments made on or after the increase that are allocated to the increase. We allocate payments based on relative Guideline Annual Premium payments. For example, assume that the Guideline Annual Premium is $1,500 before an increase and is $2,000 with the increase. The Policy Value on the effective date of the increase would be allocated 75% ($1,500/$2,000) to the initial Face Amount and 25% to the increase. All future payments would also be allocated 75% to the initial Face Amount and 25% to the increase.

If more than one surrender charge is in effect because of one or more increases in Face Amount, we will apply the surrender charges in inverse order. We will apply surrender and partial withdrawal charges (described below) in this order:

    - First, the most recent increase

    - Second, the next most recent increases, and so on

    - Third, the initial Face Amount.

A surrender charge may be deducted on a decrease in the Face Amount. On a decrease, the surrender charge deducted is a fraction of the charge that would apply to a full surrender. The fraction is the PRODUCT of:

    - The decrease DIVIDED by the current Face Amount TIMES

    - the surrender charge

Where a decrease causes a partial reduction in an increase or in the initial Face Amount, we will deduct a proportionate share of the surrender charge for that increase or for the initial Face Amount.

See "APPENDIX E -- COMPUTING MAXIMUM SURRENDER CHARGES" for examples of how we compute the maximum surrender charge.

PARTIAL WITHDRAWAL COSTS

For each partial withdrawal, we deduct a transaction fee of 2.0% of the amount withdrawn, not to exceed $25. This fee is intended to reimburse us for the cost of processing the withdrawal.

A partial withdrawal charge may also be deducted from Policy Value. However, in any Policy year, you may withdraw, without a partial withdrawal charge, up to;

    - 10% of the Policy Value MINUS

    - The total of any prior free withdrawals in the same Policy year ("Free 10% Withdrawal")

The right to make the Free 10% Withdrawal is not cumulative from Policy year to Policy year. For example, if only 8% of Policy Value were withdrawn in the second Policy year, the amount you could withdraw in future Policy years would not be increased by the amount you did not withdraw in the second Policy year.

We impose the partial withdrawal charge on any withdrawal greater than the Free 10% Withdrawal. The charge is 5.0% of the excess withdrawal up to the surrender charge. If no surrender charge applies on withdrawal, no partial withdrawal charge will apply. We will reduce the Policy's outstanding surrender charge by the partial withdrawal charge deducted, proportionately reducing the deferred sales and administrative charges. The partial withdrawal charge deducted will decrease existing surrender charges in inverse order.

TRANSFER CHARGES

Currently, the first 12 transfers in a Policy year are free. We reserve the right to limit the number of free transfers in a Policy year to six. After that, we will deduct a $10 transfer charge from amounts transferred in that Policy year. We reserve the right to increase the charge, but it will never exceed $25. This charge reimburses us for the administrative costs of processing the transfer.

If you apply for automatic transfers, the first automatic transfer counts as one transfer. Each future automatic transfer is without charge and does not reduce the remaining number of transfers that may be made without charge.

Each of the following transfers of Policy Value from the Sub-Accounts to the Fixed Account is free and does not count as one of the 12 free transfers in a Policy year:

    - A conversion within the first 24 months from date of issue or increase

    - A transfer to the Fixed Account to secure a loan

    - A reallocation of Policy Value within 20 days of the date of issue

CHARGE FOR CHANGE IN FACE AMOUNT

For each increase in Face Amount, we will deduct a transaction charge of $40 from Policy Value to reimburse us for the administrative costs of the change.

OTHER ADMINISTRATIVE CHARGES

We reserve the right to charge for other administrative costs we incur. While there are no current charges for these costs, we may impose a charge for:

    - Changing net payment allocation instructions

    - Changing the allocation of monthly insurance protection charges among the various Sub-Accounts and the Fixed Account

    - Providing a projection of values

We do not currently charge for these costs. Any future charge is guaranteed not to exceed $25 per transaction.

                                  POLICY LOANS

You may borrow money secured by your Policy Value. The total amount you may borrow, including any Outstanding Loan, is the Loan Value. In the first Policy year, the Loan Value is 75% of:

    - The Policy Value MINUS

    - Any surrender charges, unpaid monthly insurance protection charges and Outstanding Loan interest through the end of the Policy year

After the first Policy year, the Loan Value is 90% of:

    - The Policy Value MINUS

    - Any surrender charges

There is no minimum loan. We will usually pay the loan within seven days after we receive the Written Request. We may delay the payment of loans as stated in "OTHER POLICY PROVISIONS -- Delay of Payments."

We will allocate the loan among the Sub-Accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a Pro-rata Allocation. We will transfer Policy Value in each Sub-Account equal to the Policy loan to the Fixed Account. We will not count this transfer as a transfer subject to the transfer charge.

Policy Value equal to the Outstanding Loan will earn monthly interest in the Fixed Account at an annual rate of at least 6.0% (8.0% for preferred loans). NO OTHER INTEREST WILL BE CREDITED.

If you are a participant under a Section 403(b) TSA plan and purchased the Policy in connection with the plan, your Policy loan rights are limited. See "Policies Issued in Connection with TSA Plans" below, and "FEDERAL TAX CONSIDERATIONS -- Policies Issued in Connection with TSA Plans."

PREFERRED LOAN OPTION

This option is available to you upon Written Request after the first Policy year. It may be revoked by you at any time. A request for a preferred loan after the Final Payment Date will terminate the optional Guaranteed Death Benefit Rider.

The preferred loan option is available during Policy years 2-10 only if your Policy Value, minus the surrender charge, is $50,000 or more. The option applies to up to 10% of this amount. After the 10th Policy year, the preferred loan option is available on all loans or on all or a part of the Loan Value as you request. The guaranteed annual interest rate credited to the Policy Value securing a preferred loan will be 8%.

There is some uncertainty as to the tax treatment of preferred loans. Consult a qualified tax adviser (and see "FEDERAL TAX CONSIDERATIONS").

LOAN INTEREST CHARGED

Interest accrues daily at the annual rate of 8.0%. Interest is due and payable in arrears at the end of each Policy year or for as short a period as the loan may exist. Interest not paid when due will be added to the loan amount and bears interest at the same rate.

REPAYMENT OF OUTSTANDING LOAN

You may pay any loans before Policy lapse. We will allocate that part of the Policy Value in the Fixed Account that secured a repaid loan to the Sub-Accounts and Fixed Account according to your instructions. If you do not make a repayment allocation, we will allocate Policy Value according to your most recent payment allocation instructions. However, loan repayments allocated to the Variable Account cannot exceed Policy Value previously transferred from the Variable Account to secure the Outstanding Loan.

If the Outstanding Loan exceeds the Policy Value less the surrender charge, the Policy will terminate. We will mail a notice of termination to the last known address of you and any assignee. If you do not make sufficient payment within 62 days after this notice is mailed, the Policy will terminate with no value. See "POLICY TERMINATION AND REINSTATEMENT." The foreclosure of an Outstanding Loan will terminate the optional Guaranteed Death Benefit Rider.

EFFECT OF POLICY LOANS

Policy loans will permanently affect the Policy Value and Surrender Value, and may permanently affect the Death Benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the Sub-Accounts is less than or greater than the interest credited to the Policy Value in the Fixed Account that secures the loan.

We will deduct any Outstanding Loan from the proceeds payable when the Insured dies or from a surrender.

POLICIES ISSUED IN CONNECTION WITH TSA PLANS

If your Policy was issued in connection with a TSA plan, Policy loans are permitted in accordance with the terms of the Policy. However, if a Policy loan does not comply with the requirements of Code Section 72(p), the TSA plan may become disqualified and Policy Values may be includible in your current income. Policy loans must meet the following additional requirements:

    - Loans must be repaid within five years, except when the loan is used to acquire any dwelling unit which within a reasonable time is to be used as the Policy owner's principal residence.

    - All Policy loans must be amortized on a level basis with loan repayments being made not less frequently than quarterly.

    - The sum of all Outstanding Loan balances for all loans from all of your TSA plans may not exceed the lesser of:

        - $50,000 reduced by the excess (if any) of

        - the highest outstanding balance of loans from all of the Policy owner's TSA plans during the one-year period preceding the date of the loan, minus

        - the outstanding balance of loans from the Policy owner's TSA plans on the date on which such loan was made;

                                         OR

        - 50% of the Policy owner's non-forfeitable accrued benefit in all of his/her TSA plans, but not less than $10,000.

    See "FEDERAL TAX CONSIDERATIONS -- Policies Issued in Connection with TSA Plans."

    A QUALIFIED TAX ADVISER SHOULD BE CONSULTED BEFORE REQUESTING A POLICY LOAN.

                        POLICY TERMINATION AND REINSTATEMENT

    TERMINATION

    Unless the Guaranteed Death Benefit Rider is in effect, the Policy will terminate if:

        - Surrender Value is insufficient to cover the next monthly insurance protection charge plus loan interest accrued OR

        - Outstanding Loan exceeds the Policy Value less surrender charges

    If one of these situations occurs, the Policy will be in default. You will then have a grace period of 62 days, measured from the date of default, to pay a premium sufficient to prevent termination. On the date of default, we will send a notice to you and to any assignee of record. The notice will state the premium due and the date by which it must be paid.

    Failure to pay a sufficient premium within the grace period will result in Policy termination. If the Insured dies during the grace period, we will deduct from the Net Death Benefit any monthly insurance protection charges due and unpaid through the Policy month in which the Insured dies and any other overdue charge.

    During the first 48 Policy months following the date of issue or an increase in the Face Amount, a guarantee may apply to prevent the Policy from terminating because of insufficient Surrender Value. This guarantee applies if, during this period, you pay premiums that, when reduced by partial withdrawals and partial withdrawal costs, equal or exceed specified minimum monthly payments. The specified minimum monthly payments are based on the number of months the Policy, increase in Face Amount or policy change that causes a change in the minimum monthly payment has been in force. A policy change that causes a change in the minimum monthly payment is a change in the Face Amount or the addition or deletion of a Rider. Except for the first 48 months after the date of issue or the effective date of an increase, payments equal to the minimum monthly payment do not guarantee that the Policy will remain in force.

    If the optional Guaranteed Death Benefit Rider is in effect, the Policy will not lapse regardless of the investment performance of the Variable Account. See "Guaranteed Death Benefit Rider."

    REINSTATEMENT

    A terminated Policy may be reinstated within three years of the date of default and before the Final Payment Date. The reinstatement takes effect on the monthly processing date following the date you submit to us:

        - Written application for reinstatement

        - Evidence of insurability showing that the Insured is insurable according to our underwriting rules and

        - A payment that, after the deduction of the payment expense charge, is large enough to cover the minimum amount payable

    Policies which have been surrendered may not be reinstated.

    MINIMUM AMOUNT PAYABLE -- If reinstatement is requested when less than 48 monthly insurance protection charges have been paid since the date of issue or increase in the Face Amount, you must pay the lesser of:

        - The minimum monthly payment for the three months beginning on the date of reinstatement or

        - the SUM of:

           - The amount by which the surrender charge on the date of reinstatement exceeds the Policy Value on the date of default PLUS

           - Monthly insurance protection charges for the three months beginning on the date of reinstatement

    If you request reinstatement more than 48 monthly processing dates from the date of issue or increase in the Face Amount, you must pay the sum shown above without regard to the three months of minimum monthly payments.

    SURRENDER CHARGE -- The surrender charge on the date of reinstatement is the surrender charge that would have been in effect had the Policy remained in force from the date of issue.

    POLICY VALUE ON REINSTATEMENT -- The Policy Value on the date of reinstatement is:

        - The net payment made to reinstate the Policy and interest earned from the date the payment was received at our Principal Office PLUS

        - The Policy Value less any Outstanding Loan on the date of default (not to exceed the surrender charge on the date of reinstatement) MINUS

        - The monthly insurance protection charges due on the date of reinstatement

    You may reinstate any Outstanding Loan.

                              OTHER POLICY PROVISIONS

    POLICY OWNER

    The Policy Owner is the Insured unless another Policy owner has been named in the application or enrollment form. As Policy owner, you are entitled to exercise all rights under your Policy while the Insured is alive, with the consent of any irrevocable Beneficiary. The consent of the Insured is required whenever the Face Amount is increased.

    BENEFICIARY

    The Beneficiary is the person or persons to whom the Net Death Benefit is payable on the Insured's death. Unless otherwise stated in the Policy, the Beneficiary has no rights in the Policy before the Insured dies. While the Insured is alive, you may change the Beneficiary, unless you have declared the Beneficiary to be irrevocable. If no Beneficiary is alive when the Insured dies, the Policy owner (or the Policy owner's estate) will be the Beneficiary. If more than one Beneficiary is alive when the Insured dies, we will pay each Beneficiary in equal shares, unless you have chosen otherwise. Where there is more than one Beneficiary, the interest of a Beneficiary who dies before the Insured will pass to surviving beneficiaries proportionately.

    ASSIGNMENT

    You may assign a Policy as collateral or make an absolute assignment. All Policy rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in payment allocations, make transfers or to exercise other rights under the Policy. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Principal Office. When recorded, the assignment will take effect on the date the Written Request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment is recorded. We are not responsible for determining the validity of any assignment or release.

    LIMIT ON RIGHT TO CHALLENGE POLICY

    We cannot challenge the validity of your Policy if the Insured was alive after the Policy had been in force for two years from the date of issue. Also, we cannot challenge the validity of any increase in the Face Amount if the Insured was alive after the increase was in force for two years from the effective date of the increase.

    SUICIDE

    The Net Death Benefit will not be paid if the Insured commits suicide, while sane or insane, within two years from the date of issue. Instead, we will pay the Beneficiary all payments made for the Policy, without interest, less any Outstanding Loan and partial withdrawals. If the Insured commits suicide, while sane or insane, within two years from any increase in Face Amount, we will not recognize the increase. We will pay to the Beneficiary the monthly insurance protection charges paid for the increase.

    MISSTATEMENT OF AGE OR SEX

    If the Insured's age or sex is not correctly stated in the Policy application or enrollment form, we will adjust benefits under the Policy to reflect the correct age and sex. The adjusted benefit will be the benefit that the most recent monthly insurance protection charge would have purchased for the correct age and sex. We will not reduce the Death Benefit to less than the Guideline Minimum Sum Insured. For a unisex Policy, there is no adjusted benefit for misstatement of sex.

    DELAY OF PAYMENTS

    Amounts payable from the Variable Account for surrender, partial withdrawals, Net Death Benefit, Policy loans and transfers may be postponed whenever:

        - The New York Stock Exchange is closed other than customary weekend and holiday closings

        - The SEC restricts trading on the New York Stock Exchange

        - The SEC determines an emergency exists, so that disposal of securities is not reasonably practicable or it is not reasonably practicable to compute the value of the Variable Account's net assets

    We may delay paying any amounts derived from payments you made by check until the check has cleared your bank.

    We reserve the right to defer amounts payable from the Fixed Account. This delay may not exceed six months.

                             FEDERAL TAX CONSIDERATIONS

    The following summary of federal tax considerations is based on our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the Policies. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the Policy owner is a corporation or the trustee of an employee benefit plan. You should consult a qualified tax adviser to apply the law to your circumstances.

    THE COMPANY AND THE VARIABLE ACCOUNT

    The Company is taxed as a life insurance company under Subchapter L of the Code. We file a consolidated tax return with our parent and affiliates. We do not currently charge for any income tax on the earnings or realized capital gains in the Variable Account. We do not currently charge for federal income taxes respecting the Variable Account. A charge may apply in the future for any federal income taxes we incur. The charge may become necessary, for example, if there is a change in our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the Variable Account.

    Under current laws, the Company may incur state and local taxes besides premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the Variable Account, we may charge for taxes paid or for tax reserves.

    TAXATION OF THE POLICIES

    We believe that the Policies described in this Prospectus are life insurance contracts under Section 7702 of the Code. Section 7702 affects the taxation of life insurance contracts and places limits on the relationship of the Policy Value to the Death Benefit. As life insurance contracts, the Net Death Benefits of the Policies are excludable from the gross income of the beneficiaries. Also, any increase in Policy Value is not taxable until received by you or your designee (but see "Modified Endowment Policies").

    Federal tax law requires that the investment of each Sub-Account funding the Policies is adequately diversified according to Treasury regulations. Although we do not have control over the investments of the Funds, we believe that the Funds currently meet the Treasury's diversification requirements. We will monitor continued compliance with these requirements.

    The Treasury Department has announced that previous regulations on diversification do not provide guidance concerning the extent to which Policy Owners may direct their investments to divisions of a separate investment account. Regulations may provide guidance in the future. The Policies or our administrative rules may be modified as necessary to prevent a Policy owner from being considered the owner of the assets of the Variable Account.

    A surrender, partial withdrawal, change in the Death Benefit option, change in the Face Amount, lapse with Policy loan outstanding, or assignment of the Policy may have tax consequences. Within the first fifteen Policy years, a distribution of cash required under Section 7702 of the Code because of a reduction of benefits under the Policy will be taxed to the Policy owner as ordinary income respecting any investment earnings. Federal, state and local income, estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Insured, policy owner or Beneficiary.

    POLICY LOANS

    We believe that non-preferred loans received under the Policy will be treated as an indebtedness of the Policy Owner for federal income tax purposes. Under current law, these loans will not constitute income for the Policy Owner while the Policy is in force (but see "Modified Endowment Policies"). There is a risk, however, that a preferred loan may be characterized by the Internal Revenue Service ("IRS") as a withdrawal and taxed accordingly. At the present time, the IRS has not issued any guidance on whether loans with the attributes of a preferred loan should be treated differently than a non-preferred loan. This lack of specific guidance makes the tax treatment of preferred loans uncertain. In the event IRS guidelines are issued in the future, you may revoke your request for a preferred loan.

    Section 264 of the Code restricts the deduction of interest on Policy loans. Consumer interest paid on Policy loans under an individually owned Policy is not tax deductible. Generally, no tax deduction for interest is allowed on Policy loans, if the Insured is an officer or employee of, or is financially interested in, any business carried on by the taxpayer. There is an exception to this rule which permits a deduction for interest on loans up to $50,000 related to any policies covering the greater of (1) five individuals or (2) the lesser of (a) 5% of the total number of officers and employees of the corporation or (b) 20 individuals.

    POLICIES ISSUED IN CONNECTION WITH TSA PLANS

    The Policies may be issued in connection with tax-sheltered annuity ("TSA") plans of certain public school systems and organizations that are tax exempt under Section 501(c)(3) of the Code.

    A Policy issued in connection with a TSA Plan will be endorsed to reflect the restrictions under Section 403(b) of the Code. The Policy Owner may terminate the endorsement at any time. However, the termination of the endorsement may cause the Policy to fail to qualify under Section 403(b) of the Code. A Policy issued in connection with a TSA Plan may also have limitations on Policy loans. See "POLICY LOANS -- Policies Issued in Connection with TSA Plans."

    Under the provisions of Section 403(b) of the Code, payments made for annuity policies purchased for employees under TSA plans are excludable from the gross income of such employees, to the extent that the aggregate purchase payments in any year do not exceed the maximum contribution permitted under the Code. The Company has received a Private Letter Ruling with respect to the status of the Policies as providing "incidental life insurance" when issued in connection with TSA plans. In the Private Letter Ruling, the IRS has taken the position that the purchase of a life insurance policy by the employer as part of a TSA plan will not violate the "incidental benefit" rules of Section 403(b) and the regulations thereunder. The Private Letter Ruling also stated that the use of current or accumulated contributions to purchase a life insurance policy will not result in current taxation of the premium payments for the life insurance policy, except for the current cost of the life insurance protection.

    A Policy qualifying under Section 403(b) of the Code must provide that withdrawals or other distributions attributable to salary reduction contributions (including earnings) may not begin before the employee attains age 59 1/2, separates from service, dies, or becomes disabled. In the case of hardship, you may withdraw amounts contributed by salary reduction, but not the earnings on such amounts. Even though a distribution may be permitted under these rules (e.g., for hardship or after separation from service), it may nonetheless be subject to a 10% penalty tax as a premature distribution, in addition to income tax.

    Policy loans are generally permitted in accordance with the terms of the Policy, but there are certain additional limitations; see "POLICY LOANS -- Policies Issued in Connection with TSA Plans." However, if a Policy loan does not comply with the requirements of Code Section 72(p), your TSA plan may become disqualified and Policy Values may be includible in current income.

    MODIFIED ENDOWMENT POLICIES

    The Technical and Miscellaneous Revenue Act of 1988 ("1988 Act") adversely affects the tax treatment of distributions under so-called "modified endowment contracts." Under the 1988 Act, a Policy may be considered a "modified endowment contract" if:

    Total payments during the first seven Policy years (or within seven years of a material change in the Policy) EXCEED

        - The total net level payments payable had the Policy provided for paid-up future benefits after making seven level payments.

    If the Policy is considered a modified endowment contract, distributions (including Policy loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis and includible in gross income to the extent that the Surrender Value exceeds the policy owner's investment in the Policy. Any other amounts will be treated as a return of capital up to the Policy Owner's basis in the Policy. A 10% tax is imposed on that part of any distribution that is includible in income, unless the distribution is:

        - Made after the taxpayer becomes disabled,

        - Made after the taxpayer attains age 59 1/2, or

        - Part of a series of substantially equal periodic payments for the taxpayer's life or life expectancy or joint life expectancies of the taxpayer and Beneficiary.

    All modified endowment contracts issued by the same insurance company to the same policy owner during any 12-month period will be treated as a single modified endowment contract in computing taxable distributions.

    Currently, we review each Policy when payments are received to determine if the payment will render the Policy a modified endowment contract. If a payment would so render the Policy, we will notify you of the option of requesting a refund of the excess payment. The refund process must be completed within 60 days after the Policy anniversary or the Policy will be permanently classified as a modified endowment contract.

                                   VOTING RIGHTS

    Where the law requires, we will vote fund shares that each Sub-Account holds according to instructions received from Policy Owners with Policy Value in the Sub-Account. If, under the 1940 Act or its rules, we may vote shares in our own right, whether or not the shares relate to the Policies, we reserve the right to do so.

    We will provide each person having a voting interest in a fund with proxy materials and voting instructions. We will vote shares held in each Sub-Account for which no timely instructions are received in proportion to all instructions received for the Sub-Account. We will also vote in the same proportion our shares held in the Variable Account that do not relate to the Policies.

    We will compute the number of votes that a Policy owner has the right to instruct on the record date established for the fund. This number is the quotient of:

        - Each Policy owner's Policy Value in the Sub-Account divided by

        - The net asset value of one share in the fund in which the assets of the Sub-Account are invested

    We may disregard voting instructions Policy Owners or the Trustees initiate in favor of any change in the investment policies or in any investment adviser or principal underwriter. Our disapproval of any change must be reasonable. A change in investment policies or investment adviser must be based on a good faith determination that the change would be contrary to state law or otherwise is improper under the objectives and purposes of the Funds. If we do disregard voting instructions, we will include a summary of and reasons for that action in the next report to Policy Owners.

                  DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME AND POSITION WITH COMPANY         PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
--------------------------------  ---------------------------------------------------------
Bruce C. Anderson                 Director of First Allmerica since 1996; Vice President,
  Director and Vice President     First Allmerica since 1984
Abigail M. Armstrong              Secretary of First Allmerica since 1996; Counsel, First
  Secretary and Counsel           Allmerica since 1991
Warren E. Barnes                  Vice President and Corporate Controller of First
  Vice President and Corporate    Allmerica since 1997; Vice President of Allmerica Trust
  Controller                      Company since 1997; Vice President and Co-Controller,
                                  First Allmerica 1997; Vice President and Assistant
                                  Controller, First Allmerica 1996 to 1997; Assistant Vice
                                  President and Assistant Controller, First Allmerica 1995
                                  to 1996; Assistant Vice President Corporate Accounting
                                  and Reporting, First Allmerica 1993 to 1995
Robert E. Bruce                   Director and Chief Information Officer of First Allmerica
  Director, Vice President and    since 1997; Vice President of First Allmerica since 1995;
  Chief Information Officer       Corporate Manager, Digital Equipment Corporation 1979 to
                                  1995
John P. Kavanaugh                 Director and Chief Investment Officer of First Allmerica
  Director, Vice President and    since 1996; Vice President, First Allmerica since 1991
  Chief Investment Officer
John F. Kelly                     Director since 1996; General Counsel since 1981; Senior
  Director, Senior Vice           Vice President since 1986; and Assistant Secretary since
  President,                      1991, all of First Allmerica
  General Counsel and Assistant
  Secretary
J. Barry May                      Director of First Allmerica since 1996; Director of
  Director                        Citizens Insurance Company and President, The Hanover
                                  Insurance Company since 1996; Vice President, The Hanover
                                  Insurance Company, 1993 to 1996; General Manager, The
                                  Hanover Insurance Company, 1989 to 1993
James R. McAuliffe                Director of First Allmerica since 1996; Director since
  Director                        1992, President since 1994, and CEO since 1996 of
                                  Citizens Insurance Company of America; Vice President
                                  1982 to 1994, and Chief Investment Officer 1986 to 1994,
                                  of First Allmerica
John F. O'Brien                   Director, Chairman of the Board, President and Chief
  Director, Chairman of the       Executive Officer, First Allmerica since 1989
  Board,
  President and Chief Executive
  Officer
Edward J. Parry, III              Director and Chief Financial Officer of First Allmerica
  Director, Vice President,       since 1996; Vice President and Treasurer, First Allmerica
  Chief Financial Officer         since 1993; Assistant Vice President, First Allmerica
  and Treasurer                   1992 to 1993
Richard M. Reilly                 Director of First Allmerica since 1996; Vice President,
  Director and Vice President     First Allmerica since 1990; Director, Allmerica
                                  Investments, Inc. since 1990; Director and President,
                                  Allmerica Financial Investment Management Services, Inc.
                                  since 1990
Robert P. Restrepo, Jr.           Director and Vice President of First Allmerica since May,
  Director and Vice President     1998; Chief Executive Officer, Travelers Property &
                                  Casualty Group, 1996 to 1998; Senior Vice President,
                                  Aetna Life & Casualty Company, 1993 to 1996.
Eric A. Simonsen                  Director of First Allmerica since 1996; Vice President,
  Director and Vice President     First Allmerica since 1990; Chief Financial Officer,
                                  First Allmerica 1990 to 1996
Phillip E. Soule                  Director of First Allmerica since 1996; Vice President,
  Director and Vice President     First Allmerica since 1987

                                    DISTRIBUTION

    Allmerica Investments, Inc., an indirect wholly owned subsidiary of First Allmerica, acts as the principal underwriter and general distributor of the Policies. Allmerica Investments, Inc. is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Broker-dealers sell the Policies through their registered representatives who are appointed by us.

    We pay to broker-dealers who sell the Policy commissions based on a commission schedule. After the date of issue or an increase in Face Amount, commissions will be up to 90% of the first-year payments up to a payment amount we established and 4% of any excess. Commissions will be up to 4% for subsequent payments. To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

    We intend to recoup commissions and other sales expenses through:

        - The front-end sales load

        - The deferred sales charge

        - Investment earnings on amounts allocated under the Policies to the Fixed Account

    Commissions paid on the Policies, including other incentives or payments, are not charged to Policy Owners or to the Variable Account.

                                      SERVICES

    The Company receives fees from the investment advisers or other service providers of certain Sub-Accounts in return for providing certain services to Policy Owners. Currently, the Company receives service fees with respect to the Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio, and Fidelity VIP High Income Portfolio, at an annual rate of 0.10% of the aggregate net asset value, respectively, of the shares of such Sub-Accounts held by the Variable Account. With respect to the T. Rowe Price International Stock Portfolio, the Company receives service fees at an annual rate of 0.15% per annum of the aggregate net asset value of shares held by the Variable Account. The Company may in the future render services for which it will receive compensation from the investment advisers or other service providers of other Sub-Accounts.

                                      REPORTS

    We will maintain the records for the Variable Account. We will promptly send you statements of transactions under your Policy, including:

        - Payments

        - Changes in Face Amount

        - Changes in Death Benefit option

        - Transfers among Sub-Accounts and the Fixed Account

        - Partial withdrawals

        - Increases in loan amount or loan repayments

        - Lapse or termination for any reason

        - Reinstatement

    We will send an annual statement to you that will summarize all of the above transactions and deductions of charges during the Policy year. It will also set forth the status of the Death Benefit, Policy Value, Surrender Value, amounts in the Sub-Accounts and Fixed Account, and any Policy loans. We will send you reports containing financial statements and other information for the Variable Account, the Trust, VIP and T. Rowe Price as the 1940 Act requires.

                                 LEGAL PROCEEDINGS

    There are no pending legal proceedings involving the Variable Account or its assets. The Company is not involved in any litigation that is materially important to its total assets.

                 ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts. We may redeem the shares of a Fund and substitute shares of another registered open-end management company, if:

        - The shares of the fund are no longer available for investment or

        - In our judgment further investment in the Fund would be improper based on the purposes of the Variable Account or the affected Sub-Account

    Where the 1940 Act or other law requires, we will not substitute any shares respecting a Policy interest in a Sub-Account without notice to Policy Owners and prior approval of the SEC and state insurance authorities. The Variable Account may, as the law allows, purchase other securities for other policies or allow a conversion between policies on a Policy Owner's request.

    We reserve the right to establish additional Sub-Accounts funded by a new fund or by another investment company. Subject to law, we may, in our sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts.

    Shares of the Funds are issued to other separate accounts of the Company and its affiliates that fund variable annuity contracts ("mixed funding"). Shares of the Portfolios of VIP and T. Rowe Price are also issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life Policy Owners or variable annuity Policy Owners. The Company, the Trust, VIP and T. Rowe Price do not believe that mixed funding is currently disadvantageous to either variable life insurance Policy Owners or variable annuity Policy Owners. The Company and the Trustees will monitor events to identify any material conflicts among Policy Owners because of mixed funding. If the Trustees conclude that separate Funds should be established for variable life and variable annuity separate accounts, we will bear the expenses.

    We may change the Policy to reflect a substitution or other change and will notify Policy Owners of the change. Subject to any approvals the law may require, the Variable Account or any Sub-Accounts may be:

        - Operated as a management company under the 1940 Act

        - Deregistered under the 1940 Act if registration is no longer required or

        - Combined with other Sub-Accounts or our other separate accounts

                                FURTHER INFORMATION

    We have filed a 1933 Act registration statement for this offering with the SEC. Under SEC rules and regulations, we have omitted from this Prospectus parts of the registration statement and amendments. Statements contained in this Prospectus are summaries of the Policy and other legal documents. The complete documents and omitted information may be obtained from the SEC's Principal Office in Washington, D.C., on payment of the SEC's prescribed fees.

                      MORE INFORMATION ABOUT THE FIXED ACCOUNT

    This Prospectus serves as a disclosure document only for the aspects of the Policy relating to the Variable Account. For complete details on the Fixed Account, read the Policy itself. The Fixed Account and other interests in the General Account are not regulated under the 1933 Act or the 1940 Act because of exemption and exclusionary provisions. The 1933 Act provisions on the accuracy and completeness of statements made in prospectuses may apply to information on the fixed part of the Policy and the Fixed Account. The SEC has not reviewed the disclosures in this section of the Prospectus.

    GENERAL DESCRIPTION

    You may allocate part or all of your net payments to accumulate at a fixed rate of interest in the Fixed Account. The Fixed Account is a part of our General Account. The General Account is made up of all of our general assets other than those allocated to any separate account. Allocations to the Fixed Account become part of our General Account assets and are used to support insurance and annuity obligations.

    FIXED ACCOUNT INTEREST

    We guarantee amounts allocated to the Fixed Account as to principal and a minimum rate of interest. The minimum interest we will credit on amounts allocated to the Fixed Account is 4.0% compounded annually. "Excess interest" may or may not be credited at our sole discretion. We will guarantee initial rates on amounts allocated to the Fixed Account, either as payments or transfers, to the next Policy anniversary. At each Policy anniversary, we will credit the then current interest rate to money remaining in the Fixed Account. We will guarantee this rate for one year.

    TRANSFERS, SURRENDERS, PARTIAL WITHDRAWALS AND POLICY LOANS

    If a Policy is surrendered or if a partial withdrawal is made, a surrender charge or partial withdrawal charge may be imposed. On a decrease in Face Amount, the surrender charge deducted is a fraction of the charge that would apply to a full surrender. We deduct partial withdrawals from Policy Value allocated to the Fixed Account on a last-in/first-out basis.

    The first 12 transfers in a Policy year currently are free. After that, we will deduct a $10 transfer charge for each transfer in that Policy year. The transfer privilege is subject to our consent and to our then current rules.

    Policy loans may also be made from the Policy Value in the Fixed Account. We will credit that part of the Policy Value that is equal to any Outstanding Loan with interest at an effective annual yield of at least 6.0% (8.0% for preferred loans).

    We may delay transfers, surrenders, partial withdrawals, Net Death Benefits and Policy loans up to six months. However, if payment is delayed for 30 days or more, we will pay interest at least equal to an effective annual yield of 3.0% per year for the deferment. Amounts from the Fixed Account used to make payments on policies that we or our affiliates issue will not be delayed.

                              INDEPENDENT ACCOUNTANTS

    The financial statements of the Company as of December 31, 1997 and 1996 and for each of the two years in the period ended December 31, 1997, included in this Prospectus constituting part of this Registration Statement, have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Policies.

                                YEAR 2000 DISCLOSURE

    The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

    Based on a third party assessment, the Company determined that significant portions of its software required modification or replacement to enable its computer systems to properly process dates beyond December 31, 1999. The Company is presently completing the process of modifying or replacing existing software and believes that this action will resolve the Year 2000 issue. However, if such modifications and conversions are not made, or are not completed timely, or should there be serious unanticipated interruptions from unknown sources, the Year 2000 issue could have a material adverse impact on the operations of the Company. Specifically, the Company could experience, among other things, an interruption in its ability to collect and process premiums, process claim payments, safeguard and manage its invested assets, accurately maintain policyholder information, accurately maintain accounting records, and perform customer service. Any of these specific events, depending on duration, could have a material adverse impact on the results of operations and the financial position of the Company.


    The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issue. The Company's total Year 2000 project cost and estimates to complete the project include the estimated costs and time associated with the impact of a third party's Year 2000 issue, and are based on presently available information. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have material adverse effect on the Company. The Company does not believe that it has material exposure to contingencies related to the Year 2000 issue for the products it has sold. Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.

    The Company will utilize both internal and external resources to reprogram or replace, and test both information technology and embedded technology systems for Year 2000 modifications. The Company plans to complete the mission critical elements of the Year 2000 by December 31, 1998. The cost of the Year 2000 project will be expensed as incurred over the next two years and is being funded primarily through a reallocation of resources from discretionary projects. Therefore, the Year 2000 project is not expected to result in any significant incremental technology cost and is not expected to have a material effect on the results of operations. Through September 30, 1998, the Company and its subsidiaries have incurred and expensed approximately $47 million related to the assessment of, and preliminary efforts in connection with, the project and the development of a remediation plan. The total remaining cost of the project is estimated at between $30-40 million.

    The Company's contingency plans related to the Year 2000 issue are addressed in a plan developed jointly with an outside vendor. The plan contains immediate steps to keep business functions operating while unforeseen Year 2000 issues are being addressed. It outlines responses to situations that may affect critical business functions and also provides triage guidance, a documented order of actions to respond to problems. During the triage process, business priorities are established and "Critical Points of Failure" are identified as having a significant impact on the business. The Company's contingency plans are designed to keep a business unit's operation functioning in the event of a failure or delay due to Year 2000 record format and date calculation changes.

    The costs of the project and the date on which the Company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

                                FINANCIAL STATEMENTS


    Financial Statements for the Company are included in this Prospectus, immediately after the Appendices. The financial statements of the Company should be considered only as bearing on our ability to meet our obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                   APPENDIX A
                      GUIDELINE MINIMUM SUM INSURED TABLE

The Guideline Minimum Sum Insured is a percentage of the Policy Value as set forth below, according to federal tax regulations:

                         GUIDELINE MINIMUM SUM INSURED

 Age of Insured                                                  Percentage of
on Date of Death                                                 Policy Value
-------------------------------------------------------------  -----------------
    40 and under.............................................           250%
    45.......................................................           215%
    50.......................................................           185%
    55.......................................................           150%
    60.......................................................           130%
    65.......................................................           120%
    70.......................................................           115%
    75.......................................................           105%
    80.......................................................           105%
    85.......................................................           105%
    90.......................................................           105%
    95 and above.............................................           100%

For the ages not listed, the progression between the listed ages is linear.

                                   APPENDIX B
                          OPTIONAL INSURANCE BENEFITS

This Appendix provides only a summary of other insurance benefits available by Rider for an additional charge. For more information, contact your representative.

WAIVER OF PREMIUM RIDER

This Rider provides that, during periods of total disability continuing more than four months, we will add to the Policy Value each month an amount you selected or the amount needed to pay the monthly insurance protection charges, whichever is greater. This amount will keep the Policy in force. This benefit is subject to our maximum issue benefits. Its cost will change yearly.

GUARANTEED INSURABILITY RIDER

This Rider guarantees that insurance may be added at various option dates without Evidence of Insurability. This benefit may be exercised on the option dates even if the Insured is disabled.

OTHER INSURED RIDER

This Rider provides a term insurance benefit for up to five Insureds. At present this benefit is only available for the spouse and children of the primary Insured. The Rider includes a feature that allows the "other Insured" to convert the coverage to a flexible premium adjustable life insurance policy.

OPTION TO ACCELERATE BENEFITS ENDORSEMENT

This endorsement allows part of the Policy proceeds to be available before death if the Insured becomes terminally ill or is permanently confined to a nursing home.

EXCHANGE OPTION RIDER

This Rider allows you to use the Policy to insure a different person, subject to our guidelines.

GUARANTEED DEATH BENEFIT RIDER

This Rider, which is available only at issue, (a) guarantees that you Policy will not lapse regardless of the performance of the Variable Account and (b) provides a guaranteed Net Death Benefit.

Certain Riders May Not Be Available In All States

                                   APPENDIX C
                                PAYMENT OPTIONS

PAYMENT OPTIONS

On Written Request, the Surrender Value or all or part of any payable Net Death Benefit may be paid under one or more payment options then offered by the Company. If you do not make an election, we will pay the benefits in a single sum. If a payment option is selected, the Beneficiary may pay to us any amount that would otherwise be deducted from the Death Benefit. A certificate will be provided to the payee describing the payment option selected.

The amounts payable under a payment option are paid from the General Account. These amounts are not based on the investment experience of the Variable Account.

SELECTION OF PAYMENT OPTIONS

The amount applied under any one option for any one payee must be at least $5,000. The periodic payment for any one payee must be at least $50. Subject to the Policy owner and Beneficiary provisions, any option selection may be changed before the Net Death Benefit becomes payable. If you make no selection, the Beneficiary may select an option when the Net Death Benefit becomes payable.

                                   APPENDIX D
                 ILLUSTRATIONS OF DEATH BENEFIT, POLICY VALUES
                            AND ACCUMULATED PAYMENTS

The following tables illustrate the way in which the Policy's Death Benefit and Policy Value could vary over an extended period of time. ON REQUEST, WE WILL PROVIDE A COMPARABLE ILLUSTRATION BASED ON THE PROPOSED INSURED'S AGE, SEX, AND UNDERWRITING CLASS, AND THE REQUESTED FACE AMOUNT, DEATH BENEFIT OPTION AND RIDERS.

ASSUMPTIONS

The tables illustrate a Policy issued to a male, Age 30, under a standard Underwriting Class and qualifying for the non-smoker discount, and a Policy issued to a male, Age 45, under a standard Underwriting Class and qualifying for the non-smoker discount. In each case, one table illustrates the guaranteed cost of insurance rates and the other table illustrates the current cost of insurance rates as presently in effect.

The tables assume that no Policy loans have been made, that you have not requested an increase or decrease in the initial Face Amount, that no partial withdrawals have been made, and that no transfers above 12 have been made in any Policy year (so that no transaction or transfer charges have been incurred).

The tables assume that all premiums are allocated to and remain in the Allmerica Select II Separate Account for the entire period shown. The tables are based on hypothetical gross investment rates of return for the Underlying Fund (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross (after tax) annual rates of 0%, 6%, and 12%. The second column of the tables show the amount which would accumulate if an amount equal to the Guideline Annual Premium were invested each year to earn interest (after taxes) at 5%, compounded annually.

The Policy Values and Death Benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below such averages for individual Policy years. The values also would be different depending on the allocation of the Policy's total Policy Value among the Sub-Accounts of the Variable Account, if the actual rates of return averaged 0%, 6% or 12%, but the rates of each Underlying Fund varied above and below such averages.

DEDUCTIONS FOR CHARGES

The amounts shown in the tables take into account the deduction of the payment expense charge, the monthly deduction from Policy Value, the daily charge against the Variable Account for mortality and expense risks and for the Variable Account administrative charge (for the first ten Policy years). In the Current Cost of Insurance tables, the Variable Account charges are equivalent to an effective annual rate of 0.80% of the average daily value of the assets in the Variable Account in the first ten Policy Years, and 0.65% thereafter. In the Guaranteed Cost of Insurance Charges tables, the Variable Account charges are equivalent to an effective annual rate of 0.95% of the average daily value of the assets in the Variable Account in the first ten Policy Years, and 0.80% thereafter.

EXPENSES OF THE UNDERLYING FUNDS

The amounts shown in the tables also take into account the Underlying Fund advisory fees and operating expenses, which are assumed to be at an annual rate of 0.95% of the average daily net assets of the Underlying Funds. The actual fees and expenses of each Underlying Fund vary, and in 1997 ranged from an annual rate of 0.35% to an annual rate of 2.00% of average daily net assets. The fees and expenses associated with your Policy may be more or less than 0.95% in the aggregate, depending upon how you make allocations of Policy Value among the Sub-Accounts.

AFIMS has declared a voluntary expense limitation of 1.35% of average net assets for the Select Aggressive Growth Fund and Select Capital Appreciation Fund, 1.50% for the Select International Equity Fund, 1.25% for the Select Value Opportunity Fund, 1.20% for the Select Growth Fund, 1.10% for the Select Growth and

Income Fund, 1.00% for the Select Income Fund, and 0.60% for the Money Market Fund. The total operating expenses of these Funds of the Trust were less than their respective expense limitations throughout 1997. These limitations may be terminated at any time.

Until further notice, AFIMS has declared a voluntary expense limitation of 1.20% of average daily net assets for the Select Strategic Growth Fund. In addition, the manager has agreed to voluntarily waive its management fee to the extent that expenses of the Select Emerging Markets Fund exceed 2.00% of the Fund's average daily net assets, except that such waiver shall not exceed the net amount of management fees earned by AFIMS from the Fund after subtracting fees paid by AFIMS to a sub-adviser. These limitations may be terminated at any time.

NET ANNUAL RATES OF INVESTMENT

Applying the mortality and expense risk charge, the administrative charge, and the average Fund advisory fees and operating expenses of 0.95% of average net assets, in the Current Cost of Insurance Charges tables the gross annual rates of investment return of 0%, 6% and 12% would produce net annual rates of -1.75%, 4.25% and 10.25%, respectively, during the first 10 Policy years and -1.60%, 4.40% and 10.40%, respectively, after that. In the Guaranteed Cost of Insurance Charges tables, the gross annual rates of investment return of 0%, 6% and 12% would produce net annual rates of -1.90%, 4.10% and 10.10%, respectively, during the first 10 Policy years and -1.75%, 4.25% and 10.25%, respectively, after that.

The hypothetical returns shown in the table do not reflect any charges for income taxes against the Variable Account since no charges are currently made. However, if in the future the charges are made, to produce illustrated Death Benefits and cash values, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges. The second column of the tables shows the amount that would accumulate if the Guideline Annual Premium were invested to earn interest, (after taxes) at 5%, compounded annually.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                          SELECT VARIABLE LIFE POLICY

                                                          MALE NON-SMOKER AGE 30

                                                SPECIFIED FACE AMOUNT = $100,000

                                                            SUM INSURED OPTION 2

                 BASED ON CURRENT MONTHLY INSURANCE PROTECTION
                             CHARGES WITHOUT RIDERS

         PREMIUMS         HYPOTHETICAL 0%                HYPOTHETICAL 6%
         PAID PLUS    GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN            HYPOTHETICAL 12%
         INTEREST   ----------------------------  -----------------------------      GROSS INVESTMENT RETURN
           AT 5%                POLICY                         POLICY            -------------------------------
 POLICY  PER YEAR   SURRENDER    VALUE    DEATH   SURRENDER    VALUE     DEATH   SURRENDER   POLICY      DEATH
  YEAR      (1)       VALUE       (2)    BENEFIT    VALUE       (2)     BENEFIT    VALUE    VALUE (2)   BENEFIT
 ------  ---------  ---------   -------  -------  ---------   --------  -------  ---------  ---------  ---------
   1       2,100         691     1,768   101,768       803      1,880   101,880       915       1,993    101,993
   2       4,305       2,429     3,506   103,506     2,764      3,841   103,841     3,112       4,189    104,189
   3       6,620       4,270     5,213   105,213     4,942      5,884   105,884     5,669       6,611    106,611
   4       9,051       6,082     6,890   106,890     7,207      8,015   108,015     8,473       9,281    109,281
   5      11,604       7,853     8,526   108,526     9,550     10,224   110,224    11,539      12,213    112,213
   6      14,284       9,583    10,121   110,121    11,975     12,514   112,514    14,893      15,431    115,431
   7      17,098      11,285    11,689   111,689    14,498     14,902   114,902    18,576      18,980    118,980
   8      20,053      12,947    13,217   113,217    17,109     17,378   117,378    22,611      22,880    122,880
   9      23,156      14,572    14,706   114,706    19,814     19,948   119,948    27,033      27,167    127,167
   10     26,414      16,158    16,158   116,158    22,615     22,615   122,615    31,881      31,881    131,881
   11     29,834      17,593    17,593   117,593    25,414     25,414   125,414    37,110      37,110    137,110
   12     33,426      18,989    18,989   118,989    28,318     28,318   128,318    42,865      42,865    142,865
   13     37,197      20,345    20,345   120,345    31,332     31,332   131,332    49,200      49,200    149,200
   14     41,157      21,660    21,660   121,660    34,459     34,459   134,459    56,172      56,172    156,172
   15     45,315      22,932    22,932   122,932    37,701     37,701   137,701    63,848      63,848    163,848
   16     49,681      24,168    24,168   124,168    41,069     41,069   141,069    72,304      72,304    172,304
   17     54,265      25,358    25,358   125,358    44,559     44,559   144,559    81,612      81,612    181,612
   18     59,078      26,511    26,511   126,511    48,183     48,183   148,183    91,868      91,868    191,868
   19     64,132      27,625    27,625   127,625    51,946     51,946   151,946   103,170     103,170    203,245
   20     69,439      28,700    28,700   128,700    55,852     55,852   155,852   115,620     115,620    220,833
 Age 60  139,522      36,848    36,848   136,848   103,662    103,662   203,662   335,741     335,741    449,893
 Age 65  189,673      38,752    38,752   138,752   134,443    134,443   234,443   557,131     557,131    679,700
 Age 70  253,680      38,842    38,842   138,842   170,684    170,684   270,684   916,380     916,380  1,063,001
 Age 75  335,370      36,058    36,058   136,058   212,377    212,377   312,377  1,501,118  1,501,118  1,606,196

(1) Assumes a $2,000 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                          SELECT VARIABLE LIFE POLICY

                                                          MALE NON-SMOKER AGE 30

                                                SPECIFIED FACE AMOUNT = $100,000

                                                            SUM INSURED OPTION 2

                BASED ON GUARANTEED MONTHLY INSURANCE PROTECTION
                             CHARGES WITHOUT RIDERS

         PREMIUMS         HYPOTHETICAL 0%                HYPOTHETICAL 6%
         PAID PLUS    GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN            HYPOTHETICAL 12%
         INTEREST   ----------------------------  -----------------------------      GROSS INVESTMENT RETURN
           AT 5%                POLICY                         POLICY            -------------------------------
 POLICY  PER YEAR   SURRENDER    VALUE    DEATH   SURRENDER    VALUE     DEATH   SURRENDER   POLICY      DEATH
  YEAR      (1)       VALUE       (2)    BENEFIT    VALUE       (2)     BENEFIT    VALUE    VALUE (2)   BENEFIT
 ------  ---------  ---------   -------  -------  ---------   --------  -------  ---------  ---------  ---------
   1       2,100         688     1,766   101,766       800      1,878   101,878       912       1,990    101,990
   2       4,305       2,420     3,498   103,498     2,755      3,832   103,832     3,103       4,180    104,180
   3       6,620       4,254     5,197   105,197     4,924      5,867   105,867     5,650       6,592    106,592
   4       9,051       6,055     6,863   106,863     7,177      7,985   107,985     8,440       9,248    109,248
   5      11,604       7,813     8,487   108,487     9,504     10,178   110,178    11,486      12,159    112,159
   6      14,284       9,529    10,067   110,067    11,909     12,448   112,448    14,813      15,351    115,351
   7      17,098      11,214    11,618   111,618    14,407     14,811   114,811    18,462      18,866    118,866
   8      20,053      12,858    13,127   113,127    16,990     17,259   117,259    22,454      22,723    122,723
   9      23,156      14,461    14,595   114,595    19,661     19,795   119,795    26,823      26,957    126,957
   10     26,414      16,024    16,024   116,024    22,423     22,423   122,423    31,607      31,607    131,607
   11     29,834      17,429    17,429   117,429    25,171     25,171   125,171    36,750      36,750    136,750
   12     33,426      18,797    18,797   118,797    28,023     28,023   128,023    42,408      42,408    142,408
   13     37,197      20,118    20,118   120,118    30,971     30,971   130,971    48,621      48,621    148,621
   14     41,157      21,403    21,403   121,403    34,033     34,033   134,033    55,458      55,458    155,458
   15     45,315      22,643    22,643   122,643    37,200     37,200   137,200    62,970      62,970    162,970
   16     49,681      23,836    23,836   123,836    40,477     40,477   140,477    71,227      71,227    171,227
   17     54,265      24,985    24,985   124,985    43,869     43,869   143,869    80,306      80,306    180,306
   18     59,078      26,079    26,079   126,079    47,369     47,369   147,369    90,276      90,276    190,276
   19     64,132      27,129    27,129   127,129    50,992     50,992   150,992   101,244     101,244    201,244
   20     69,439      28,126    28,126   128,126    54,733     54,733   154,733   113,295     113,295    216,394
 Age 60  139,522      34,069    34,069   134,069    98,325     98,325   198,325   322,473     322,473    432,114
 Age 65  189,673      32,872    32,872   132,872   123,432    123,432   223,432   527,790     527,790    643,904
 Age 70  253,680      26,651    26,651   126,651   148,447    148,447   248,447   852,702     852,702    989,134
 Age 75  335,370      12,348    12,348   112,348   169,364    169,364   269,364  1,369,243  1,369,243  1,469,243

(1) Assumes a $2,000 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                          SELECT VARIABLE LIFE POLICY

                                                          MALE NON-SMOKER AGE 45

                                                SPECIFIED FACE AMOUNT = $250,000

                                                            SUM INSURED OPTION 1

                 BASED ON CURRENT MONTHLY INSURANCE PROTECTION
                             CHARGES WITHOUT RIDERS

         PREMIUMS         HYPOTHETICAL 0%                HYPOTHETICAL 6%
         PAID PLUS    GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN            HYPOTHETICAL 12%
         INTEREST   ----------------------------  -----------------------------      GROSS INVESTMENT RETURN
           AT 5%                POLICY                         POLICY            -------------------------------
 POLICY  PER YEAR   SURRENDER    VALUE    DEATH   SURRENDER    VALUE     DEATH   SURRENDER   POLICY      DEATH
  YEAR      (1)       VALUE       (2)    BENEFIT    VALUE       (2)     BENEFIT    VALUE    VALUE (2)   BENEFIT
 ------  ---------  ---------   -------  -------  ---------   --------  -------  ---------  ---------  ---------
   1       4,410           0     3,223   250,000       120      3,442   250,000       340      3,662     250,000
   2       9,041       3,014     6,341   250,000     3,656      6,983   250,000     4,325      7,651     250,000
   3      13,903       6,427     9,338   250,000     7,695     10,606   250,000     9,072     11,983     250,000
   4      19,008       9,734    12,229   250,000    11,838     14,333   250,000    14,214     16,709     250,000
   5      24,368      12,919    14,998   250,000    16,068     18,148   250,000    19,774     21,854     250,000
   6      29,996      15,980    17,643   250,000    20,390     22,054   250,000    25,798     27,461     250,000
   7      35,906      18,909    20,157   250,000    24,799     26,047   250,000    32,327     33,574     250,000
   8      42,112      21,694    22,526   250,000    29,286     30,118   250,000    39,406     40,237     250,000
   9      48,627      24,326    24,742   250,000    33,846     34,262   250,000    47,088     47,504     250,000
   10     55,469      26,789    26,789   250,000    38,468     38,468   250,000    55,431     55,431     250,000
   11     62,652      29,120    29,120   250,000    43,200     43,200   250,000    64,557     64,557     250,000
   12     70,195      31,336    31,336   250,000    48,081     48,081   250,000    74,611     74,611     250,000
   13     78,114      33,441    33,441   250,000    53,124     53,124   250,000    85,706     85,706     250,000
   14     86,430      35,434    35,434   250,000    58,339     58,339   250,000    97,964     97,964     250,000
   15     95,161      37,311    37,311   250,000    63,732     63,732   250,000   111,521    111,521     250,000
   16    104,330      39,067    39,067   250,000    69,311     69,311   250,000   126,532    126,532     250,000
   17    113,956      40,698    40,698   250,000    75,086     75,086   250,000   143,174    143,174     250,000
   18    124,064      42,198    42,198   250,000    81,065     81,065   250,000   161,644    161,644     250,000
   19    134,677      43,556    43,556   250,000    87,256     87,256   250,000   182,170    182,170     250,000
   20    145,821      44,764    44,764   250,000    93,670     93,670   250,000   205,012    205,012     250,114
 Age 60   95,161      37,311    37,311   250,000    63,732     63,732   250,000   111,521    111,521     250,000
 Age 65  145,821      44,764    44,764   250,000    93,670     93,670   250,000   205,012    205,012     250,114
 Age 70  210,477      48,605    48,605   250,000   129,877    129,877   250,000   360,006    360,006     417,607
 Age 75  292,995      46,617    46,617   250,000   174,617    174,617   250,000   612,277    612,277     655,137

(1) Assumes a $4,200 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
                          SELECT VARIABLE LIFE POLICY

                                                          MALE NON-SMOKER AGE 45

                                                SPECIFIED FACE AMOUNT = $250,000

                                                            SUM INSURED OPTION 1

                BASED ON GUARANTEED MONTHLY INSURANCE PROTECTION
                             CHARGES WITHOUT RIDERS

         PREMIUMS         HYPOTHETICAL 0%                HYPOTHETICAL 6%
         PAID PLUS    GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN            HYPOTHETICAL 12%
         INTEREST   ----------------------------  -----------------------------      GROSS INVESTMENT RETURN
           AT 5%                POLICY                         POLICY            -------------------------------
 POLICY  PER YEAR   SURRENDER    VALUE    DEATH   SURRENDER    VALUE     DEATH   SURRENDER   POLICY      DEATH
  YEAR      (1)       VALUE       (2)    BENEFIT    VALUE       (2)     BENEFIT    VALUE    VALUE (2)   BENEFIT
 ------  ---------  ---------   -------  -------  ---------   --------  -------  ---------  ---------  ---------
   1       4,410           0     3,217   250,000       115      3,437   250,000       335      3,657     250,000
   2       9,041       2,999     6,325   250,000     3,639      6,966   250,000     4,308      7,634     250,000
   3      13,903       6,389     9,300   250,000     7,654     10,565   250,000     9,028     11,939     250,000
   4      19,008       9,677    12,172   250,000    11,773     14,268   250,000    14,141     16,636     250,000
   5      24,368      12,839    14,918   250,000    15,974     18,053   250,000    19,664     21,743     250,000
   6      29,996      15,850    17,513   250,000    20,236     21,899   250,000    25,614     27,277     250,000
   7      35,906      18,742    19,990   250,000    24,592     25,840   250,000    32,070     33,317     250,000
   8      42,112      21,493    22,325   250,000    29,023     29,855   250,000    39,064     39,895     250,000
   9      48,627      24,079    24,494   250,000    33,511     33,927   250,000    46,634     47,050     250,000
   10     55,469      26,478    26,478   250,000    38,036     38,036   250,000    54,827     54,827     250,000
   11     62,652      28,324    28,324   250,000    42,252     42,252   250,000    63,395     63,395     250,000
   12     70,195      29,970    29,970   250,000    46,507     46,507   250,000    72,754     72,754     250,000
   13     78,114      31,419    31,419   250,000    50,809     50,809   250,000    83,010     83,010     250,000
   14     86,430      32,651    32,651   250,000    55,144     55,144   250,000    94,263     94,263     250,000
   15     95,161      33,643    33,643   250,000    59,499     59,499   250,000   106,630    106,630     250,000
   16    104,330      34,373    34,373   250,000    63,862     63,862   250,000   120,250    120,250     250,000
   17    113,956      34,819    34,819   250,000    68,222     68,222   250,000   135,290    135,290     250,000
   18    124,064      34,958    34,958   250,000    72,567     72,567   250,000   151,945    151,945     250,000
   19    134,677      34,741    34,741   250,000    76,868     76,868   250,000   170,436    170,436     250,000
   20    145,821      34,088    34,088   250,000    81,075     81,075   250,000   191,028    191,028     250,000
 Age 60   95,161      33,643    33,643   250,000    59,499     59,499   250,000   106,630    106,630     250,000
 Age 65  145,821      34,088    34,088   250,000    81,075     81,075   250,000   191,028    191,028     250,000
 Age 70  210,477      22,896    22,896   250,000   100,188    100,188   250,000   330,932    330,932     383,881
 Age 75  292,995           0         0   250,000   112,187    112,187   250,000   553,803    553,803     592,569

(1) Assumes a $4,200 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   APPENDIX E
                      COMPUTING MAXIMUM SURRENDER CHARGES

A separate surrender charge is computed on the date of issue and on each increase in Face Amount. The maximum surrender charge is a:

    - Deferred administrative charge of $8.50 per $1,000 of initial Face Amount (or Face Amount increase) AND

    - Deferred sales charge of 28.5% of payments received up to the Guideline Annual Premium (GAP)

A further limitation is imposed based on the Standard Non-Forfeiture Law of each state. The maximum surrender charges at the date of issue and on each increase in Face Amount are shown in the table below. During the first two Policy years following the date of issue or an increase in Face Amount, the surrender charge may be less than the maximum. See "CHARGES AND DEDUCTIONS -- Surrender Charge."

The maximum surrender charge is level for the first 24 Policy months, reduces by 1/96th for the next 96 Policy months, reaching zero at the end of ten Policy years.

The Factors used to compute the maximum surrender charges vary with the issue age and underwriting class (Smoker) as indicated in the table below.

                MAXIMUM SURRENDER CHARGE PER $1,000 FACE AMOUNT

 Age at
issue or       Male          Male         Female        Female        Unisex        Unisex
increase     Nonsmoker      Smoker       Nonsmoker      Smoker       Nonsmoker      Smoker
---------  -------------  -----------  -------------  -----------  -------------  -----------

    0              N/A          9.44           N/A          9.21           N/A          9.39
    1              N/A          9.43           N/A          9.20           N/A          9.38
    2              N/A          9.46           N/A          9.23           N/A          9.41
    3              N/A          9.49           N/A          9.25           N/A          9.45
    4              N/A          9.53           N/A          9.28           N/A          9.48
    5              N/A          9.57           N/A          9.31           N/A          9.52
    6              N/A          9.62           N/A          9.34           N/A          9.56
    7              N/A          9.66           N/A          9.38           N/A          9.61
    8              N/A          9.72           N/A          9.41           N/A          9.65
    9              N/A          9.77           N/A          9.45           N/A          9.71
   10              N/A          9.83           N/A          9.49           N/A          9.76
   11              N/A          9.89           N/A          9.53           N/A          9.82
   12              N/A          9.95           N/A          9.58           N/A          9.88
   13              N/A         10.02           N/A          9.62           N/A          9.94
   14              N/A         10.09           N/A          9.67           N/A         10.01
   15              N/A         10.16           N/A          9.72           N/A         10.07
   16              N/A         10.22           N/A          9.78           N/A         10.13
   17              N/A         10.29           N/A          9.83           N/A         10.20
   18             9.90         10.36          9.67          9.89          9.85         10.26
   19             9.95         10.43          9.72          9.95          9.90         10.33
   20            10.00         10.50          9.77         10.01          9.96         10.40
   21            10.06         10.58          9.82         10.07         10.01         10.48
   22            10.12         10.66          9.88         10.14         10.07         10.55
   23            10.19         10.75          9.94         10.21         10.13         10.64
   24            10.25         10.84         10.00         10.29         10.20         10.73
   25            10.33         10.94         10.06         10.37         10.27         10.82
   26            10.41         11.04         10.13         10.46         10.35         10.92
   27            10.49         11.16         10.21         10.54         10.43         11.03

 Age at
issue or       Male          Male         Female        Female        Unisex        Unisex
increase     Nonsmoker      Smoker       Nonsmoker      Smoker       Nonsmoker      Smoker
---------  -------------  -----------  -------------  -----------  -------------  -----------
   28            10.58         11.28         10.28         10.64         10.52         11.15
   29            10.68         11.42         10.37         10.74         10.61         11.28
   30            10.78         11.56         10.45         10.84         10.71         11.41
   31            10.89         11.71         10.54         10.96         10.82         11.55
   32            11.00         11.87         10.64         11.07         10.93         11.70
   33            11.12         12.03         10.74         11.20         11.05         11.86
   34            11.25         12.21         10.85         11.33         11.17         12.03
   35            11.39         12.41         10.96         11.47         11.30         12.21
   36            11.54         12.61         11.08         11.61         11.44         12.40
   37            11.69         12.82         11.21         11.77         11.59         12.60
   38            11.85         13.05         11.34         11.93         11.75         12.82
   39            12.03         13.29         11.48         12.10         11.92         13.04
   40            12.21         13.54         11.63         12.28         12.09         13.28
   41            12.40         13.81         11.79         12.46         12.28         13.53
   42            12.61         14.09         11.95         12.66         12.47         13.79
   43            12.83         14.39         12.12         12.86         12.68         14.07
   44            13.06         14.71         12.30         13.07         12.90         14.36
   45            13.30         15.04         12.50         13.29         13.14         14.67
   46            13.56         15.39         12.70         13.53         13.38         14.99
   47            13.84         15.76         12.91         13.78         13.65         15.33
   48            14.13         16.16         13.14         14.04         13.93         15.69
   49            14.45         16.57         13.38         14.31         14.22         16.08
   50            14.78         17.02         13.64         14.60         14.54         16.48
   51            15.14         17.49         13.91         14.91         14.88         16.91
   52            15.52         17.99         14.20         15.23         15.24         17.37
   53            15.92         18.52         14.50         15.57         15.62         17.85
   54            16.35         19.08         14.82         15.93         16.03         18.36
   55            16.82         19.67         15.17         16.31         16.46         18.90
   56            17.31         20.29         15.53         16.71         16.93         19.47
   57            17.83         20.96         15.92         17.14         17.42         20.07
   58            18.39         21.66         16.34         17.60         17.95         20.70
   59            18.99         22.41         16.79         18.09         18.51         21.38
   60            19.63         23.20         17.28         18.62         19.11         22.10
   61            20.32         24.05         17.80         19.20         19.76         22.87
   62            21.06         24.96         18.37         19.81         20.46         23.68
   63            21.85         25.92         18.98         20.48         21.20         24.55
   64            22.69         26.94         19.63         21.18         22.00         25.47
   65            23.60         28.01         20.33         21.94         22.85         26.44
   66            24.57         29.15         21.08         22.74         23.77         27.46
   67            25.61         30.35         21.88         23.60         24.74         28.54
   68            26.73         31.63         22.75         24.52         25.80         29.69
   69            27.93         33.00         23.70         25.53         26.93         30.92
   70            29.23         34.46         24.74         26.63         28.16         32.24
   71            30.64         36.02         25.88         27.83         29.48         33.65
   72            32.13         37.70         27.13         29.15         30.90         35.17
   73            33.75         39.48         28.48         30.59         32.44         36.79
   74            35.49         41.35         29.96         32.13         34.09         38.50
   75            37.33         43.32         31.56         33.79         35.85         40.30
   76            39.30         45.37         33.29         35.57         37.73         42.18
   77            41.40         47.52         35.16         37.48         39.74         44.16
   78            43.65         49.76         37.21         39.54         41.91         46.26
   79            46.08         52.15         39.45         41.79         44.25         48.51
   80            48.73         54.71         41.92         44.25         46.82         50.93

                                    EXAMPLES

For the purposes of these examples, assume that a male, Age 35, non-smoker purchases a $100,000 Policy. In this example the Guideline Annual Premium ("GAP") equals $1,014.21. His maximum surrender charge is calculated as follows:

Maximum surrender charge per table (11.39 X 100)                       $1,139.00

During the first two Policy years after the date of issue, the actual surrender charge is the smaller of the maximum surrender charge and the following sum:

    (1) Deferred administrative charge                                   $850.00
        ($8.50/$1,000 of Face Amount)

    (2) Deferred sales charge                                             Varies
        (not to exceed 28.5% of Premiums received,  up to one GAP

                                                            --------------------

                                                              Sum of (1) and (2)

The maximum surrender charge is $1,139.00. All payments are associated with the initial Face Amount unless the Face Amount is increased.

EXAMPLE 1:

Assume the Policy owner surrenders the Policy in the 10th Policy month, having paid total payments of $900. The surrender charge would be $1,106.50.

EXAMPLE 2:

Assume the Policy owner surrenders the Policy in the 60th month. Also assume that after the 24th Policy month, the maximum surrender charge decreases by 1/96 per month thereby reaching zero at the end of the 10th Policy year. In this example, the maximum surrender charge would be $711.88.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                       (UNAUDITED)       (UNAUDITED)
                                                      QUARTER ENDED   NINE MONTHS ENDED
                                                      SEPTEMBER 30,     SEPTEMBER 30,
                                                     ---------------  ------------------
 (IN MILLIONS)                                        1998     1997     1998      1997
 --------------------------------------------------  -------  ------  --------  --------
 REVENUES
   Premiums........................................  $ 570.1  $$585.6 $1,729.1  $1,726.7
     Universal life and investment product policy
       fees........................................     75.0    61.4     217.2     174.8
     Net investment income.........................    149.8   162.1     454.9     488.2
     Net realized investment gains.................      9.3    19.1      54.8      60.8
     Other income..................................     34.4    29.5     102.7      86.4
                                                     -------  ------  --------  --------
         Total revenues............................    838.6   857.7   2,558.7   2,536.9
                                                     -------  ------  --------  --------
 BENEFITS, LOSSES AND EXPENSES
     Policy benefits, claims, losses and loss
       adjustment expenses.........................    523.9   515.1   1,548.9   1,516.1
     Policy acquisition expenses...................    111.6   117.3     344.0     353.9
     Loss from cession of disability income
       business....................................    --       --       --         53.9
     Other operating expenses......................    192.7   126.8     462.8     382.6
                                                     -------  ------  --------  --------
         Total benefits, losses and expenses.......    828.2   759.2   2,355.7   2,306.5
                                                     -------  ------  --------  --------
 Income before federal income taxes................     10.4    98.5     203.0     230.4
                                                     -------  ------  --------  --------
 FEDERAL INCOME TAX (BENEFIT) EXPENSE
     Current.......................................     13.7    34.7      59.1      67.7
     Deferred......................................    (22.0)   (7.7)    (21.8)    (11.2)
                                                     -------  ------  --------  --------
         Total federal income tax (benefit)
           expense.................................     (8.3)   27.0      37.3      56.5
                                                     -------  ------  --------  --------
     Income before minority interest...............     18.7    71.5     165.7     173.9
     Minority interest.............................    (16.5)  (14.4)    (43.1)    (55.6)
                                                     -------  ------  --------  --------
         Net income................................      2.2    57.1     122.6     118.3
 OTHER COMPREHENSIVE (LOSS) INCOME
     Net (depreciation) appreciation on available
       for sale securities.........................   (125.0)   96.9     (85.8)    123.2
     Benefit (provision) for deferred federal
       income taxes................................     43.7   (33.9)     30.0     (43.1)
     Minority interest.............................     25.8   (19.6)     14.2     (26.4)
                                                     -------  ------  --------  --------
         Other comprehensive (loss) income.........    (55.5)   43.4     (41.6)     53.7
                                                     -------  ------  --------  --------
 Comprehensive (loss) income.......................  $ (53.3) $100.5  $   81.0  $  172.0
                                                     -------  ------  --------  --------
                                                     -------  ------  --------  --------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                        (UNAUDITED)
                                                     NINE MONTHS ENDED
                                                       SEPTEMBER 30,
                                                  ------------------------
 (IN MILLIONS)                                      1998            1997
 -----------------------------------------------  --------        --------
 COMMON STOCK
     Balance at beginning and end of period.....  $    5.0        $    5.0
                                                  --------        --------
 ADDITIONAL PAID IN CAPITAL
     Balance at beginning of period.............     453.7           392.5
     Lost minority interest on capital
       transactions.............................      (9.6)          --
                                                  --------        --------
     Balance at end of period...................     444.1           392.5
                                                  --------        --------
 RETAINED EARNINGS
     Balance at beginning of period.............   1,567.4         1,367.4
     Net income.................................     122.6           118.3
     Dividends to shareholders..................     (50.0)          --
                                                  --------        --------
     Balance at end of period...................   1,640.0         1,485.7
                                                  --------        --------
 ACCUMULATED OTHER COMPREHENSIVE INCOME
   NET UNREALIZED APPRECIATION ON INVESTMENTS
     Balance at beginning of period.............     209.3           131.4
     Net (depreciation) appreciation on
       available for sale securities............     (85.8)          123.2
     Benefit (provision) for deferred federal
       income taxes.............................      30.0           (43.1)
     Minority interest..........................      14.2           (26.4)
                                                  --------        --------
         Other comprehensive (loss) income......     (41.6)           53.7
                                                  --------        --------
     Balance at end of period...................     167.7           185.1
                                                  --------        --------
         Total shareholder's equity.............  $2,256.8        $2,068.3
                                                  --------        --------
                                                  --------        --------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

                                                   (UNAUDITED)
                                           ----------------------------
                                           SEPTEMBER 30,   DECEMBER 31,
 (IN MILLIONS)                                 1998            1997
 ----------------------------------------  -------------   ------------
 ASSETS
   Investments:
     Fixed maturities at fair value
      (amortized cost of $7,535.8 and
      $6,992.8)..........................   $  7,771.5      $ 7,253.5
     Equity securities at fair value
      (cost of $290.5 and $341.1)........        371.9          479.0
     Mortgage loans......................        561.5          567.5
     Real estate.........................         25.1           50.3
     Policy loans........................        153.4          141.9
     Other long term investments.........        139.2          148.3
                                           -------------   ------------
         Total investments...............      9,022.6        8,640.5
                                           -------------   ------------
   Cash and cash equivalents.............        344.5          213.9
   Accrued investment income.............        138.2          141.8
   Deferred policy acquisition costs.....      1,108.3          965.5
   Reinsurance receivables:
     Future policy benefits..............        331.5          307.1
     Outstanding claims, losses and loss
      adjustment expenses................        611.2          626.7
     Unearned premiums...................         45.8           32.9
     Other...............................        166.7           73.5
                                           -------------   ------------
         Total reinsurance receivables...      1,155.2        1,040.2
                                           -------------   ------------
   Deferred federal income taxes.........         40.2         --
   Premiums, accounts and notes
     receivable..........................        551.8          554.4
   Other assets..........................        442.9          373.0
   Closed block assets...................        803.8          806.7
   Separate account assets...............     11,424.9        9,755.4
                                           -------------   ------------
         Total assets....................   $ 25,032.4      $22,491.4
                                           -------------   ------------
                                           -------------   ------------
 LIABILITIES
   Policy liabilities and accruals:
     Future policy benefits..............   $  2,748.5      $ 2,598.5
     Outstanding claims, losses and loss
      adjustment expenses................      2,855.8        2,825.0
     Unearned premiums...................        883.4          846.8
     Contractholder deposit funds and
      other policy liabilities...........      2,567.1        1,852.7
                                           -------------   ------------
         Total policy liabilities and
         accruals........................      9,054.8        8,123.0
                                           -------------   ------------
   Expenses and taxes payable............        598.7          662.6
   Dividends payable to shareholders.....         15.0         --
   Reinsurance premiums payable..........         77.5           37.7
   Short term debt.......................         58.5           33.0
   Deferred federal income taxes.........      --                12.9
   Long term debt........................      --                 2.6
   Closed block liabilities..............        878.4          885.6
   Separate account liabilities..........     11,420.4        9,749.7
                                           -------------   ------------
         Total liabilities...............     22,103.3       19,507.1
                                           -------------   ------------
         Minority interest...............        672.3          748.9
   Commitments and contingencies (See
     Note 9)
 SHAREHOLDER'S EQUITY
   Common stock, $10 par value, 1 million
     shares authorized, 500,000 shares
     issued & outstanding................          5.0            5.0
   Additional paid in capital............        444.1          453.7
   Accumulated other comprehensive
     income..............................        167.7          209.3
   Retained earnings.....................      1,640.0        1,567.4
                                           -------------   ------------
         Total shareholder's equity......      2,256.8        2,235.4
                                           -------------   ------------
         Total liabilities and
         shareholder's equity............   $ 25,032.4      $22,491.4
                                           -------------   ------------
                                           -------------   ------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         (UNAUDITED)
                                                      NINE MONTHS ENDED
                                               -------------------------------
                                               SEPTEMBER 30,    SEPTEMBER 30,
 (IN MILLIONS)                                      1998             1997
 --------------------------------------------  --------------   --------------
 CASH FLOWS FROM OPERATING ACTIVITIES
     Net income..............................    $     122.6      $     118.3
     Adjustments to reconcile net income to
       net cash provided by (used in)
       operating activities:
         Minority interest...................           43.1             55.6
         Net realized gains..................          (54.4)           (61.9)
         Net amortization and depreciation...           13.3             20.3
         Deferred federal income taxes.......          (21.8)           (11.2)
         Change in deferred acquisition
           costs.............................         (143.2)          (108.8)
         Change in premiums and notes
           receivable, net of reinsurance....           42.9             (0.9)
         Change in accrued investment
           income............................            2.9              7.2
         Change in policy liabilities and
           accruals, net.....................          211.4            (86.1)
         Change in reinsurance receivable....         (115.0)            46.8
         Change in expenses and taxes
           payable...........................          (46.0)          (160.6)
         Separate account activity, net......            1.2              0.2
         Loss from cession of disability
           income business...................       --                   53.9
         Other, net..........................          (59.0)           258.1
                                               --------------   --------------
             Net cash (used in) provided by
               operating activities..........           (2.0)           130.9
                                               --------------   --------------
 CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from disposals and maturities
       of available-for-sale fixed
       maturities............................        1,514.7          1,769.5
     Proceeds from disposals of equity
       securities............................          228.3            126.6
     Proceeds from disposals of other
       investments...........................           78.9             96.0
     Proceeds from mortgages matured or
       collected.............................          147.5            157.4
     Purchase of available-for-sale fixed
       maturities............................       (2,086.6)        (1,835.3)
     Purchase of equity securities...........         (111.3)           (45.8)
     Purchase of other investments...........         (221.3)           (94.3)
     Capital expenditures....................           (4.3)            (5.4)
     Other investing activities..............           (7.9)             1.2
                                               --------------   --------------
         Net cash (used in) provided by
           investing activities..............         (462.0)           169.9
                                               --------------   --------------
 CASH FLOWS FROM FINANCING ACTIVITIES
     Deposits and interest credited to
       contractholder deposit funds..........        1,167.1            173.8
     Withdrawals from contractholder deposit
       funds.................................         (456.5)          (501.2)
     Change in short term debt...............           25.5              9.8
     Change in long term debt................           (2.6)            (0.1)
     Dividends paid to shareholders..........          (35.0)            (2.4)
     Additional paid in capital..............       --                    0.1
     Purchase of Minority interest...........         (125.0)        --
                                               --------------   --------------
         Net cash provided by (used in)
           financing activities..............          573.5           (320.0)
                                               --------------   --------------
 Net change in cash and cash equivalents.....          109.5            (19.2)
 Net change in cash held in the Closed
  Block......................................           21.1              2.8
 Cash and cash equivalents, beginning of
  period.....................................          213.9            175.9
                                               --------------   --------------
 Cash and cash equivalents, end of period....    $     344.5      $     159.5
                                               --------------   --------------
                                               --------------   --------------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

First Allmerica Financial Life Insurance Company ("FAFLIC" or "the Company") is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The accompanying unaudited consolidated financial statements of FAFLIC have been prepared in accordance with generally accepted accounting principles for stock life insurance companies for interim financial information.

The interim consolidated financial statements of FAFLIC include the accounts of First Allmerica Financial Life Insurance Company ("FAFLIC"), its wholly owned life insurance subsidiary, Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"), non-insurance subsidiaries (principally brokerage and investment advisory subsidiaries), and Allmerica Property & Casualty Companies, Inc. ("Allmerica P&C", a 70%-owned non-insurance holding company). The Closed Block assets and liabilities at September 30, 1998 and December 31, 1997 are presented in the consolidated financial statements as single line items. Results of operations for the Closed Block for the third quarter and nine month period ended September 30, 1998 and 1997 are included in other income in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated.

Minority interest relates to the Company's investment in Allmerica P&C (APY) and its only significant subsidiary, the Hanover Insurance Company ("Hanover"). Hanover's 83.2%-owned subsidiary is Citizens Corporation, the holding company for Citizens Insurance Company of America ("Citizens"). Minority interest also includes an amount related to the minority interest in Citizens Corporation.

The accompanying interim consolidated financial statements reflect, in the opinion of the Company's management, all adjustments, consisting of only normal and recurring adjustments, necessary for a fair presentation of the financial position and results of operations. Certain reclassifications have been made to the 1997 consolidated statements of income in order to conform to the 1998 presentation. The results of operations for the third quarter and nine months ended September 30, 1998 are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the Company's 1997 Annual Audited Financial Statements.

2.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES" (Statement No. 133), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. This statement is effective for fiscal years beginning after June 15, 1999. The Company believes that the adoption of this statement will not have a material effect on the results of operations or financial position.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SoP. 98-1"). SoP No. 98-1 requires that certain costs incurred in developing internal-use computer software be capitalized and provides guidance for determining whether computer software is to be considered for internal use. This statement is effective for fiscal years beginning after December 15, 1998. In the second quarter, the Company adopted SoP No. 98-1 effective January 1, 1998. The adoption of SoP No. 98-1 did not have material effect on the results of operations or financial position for the three months ended March 31, 1998. Through the nine months ended September 30, 1998, the adoption of this SoP resulted in an increase to pre-tax income of approximately $7.5 million.

In December 1997, the AICPA issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SoP No. 97-3"). SoP No. 97-3 provides guidance on when a liability should be recognized for guaranty fund and other assessments and how to measure the liability. This statement allows for the discounting of the liability if the amount and timing of the cash payments are fixed and determinable. In addition, it provides criteria for when an asset may be recognized for a portion or all of the assessment liability or paid assessment that can be recovered through premium tax offsets or policy surcharges. This statement is effective for fiscal years beginning after December 15, 1998. The Company believes that the adoption of this statement will not have a material effect on the results of operations or financial position.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (Statement No. 130). Statement No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. This statement is effective for fiscal years beginning after December 15, 1997. The Company has adopted Statement No. 130 for the first quarter of 1998, resulting primarily in reporting unrealized gains and losses on investments in debt and equity securities in comprehensive income.

In June 1997, the FASB also issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information"(Statement No. 131). This statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". Statement No. 131 requires that all public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement No. 131 for the first quarter of 1998, resulting in certain segment re-definitions which have no impact on the consolidated results of operations. (See Note 7.)

3.  PARENT COMPANY TRANSACTIONS

The merger of APY and a wholly-owned subsidiary of AFC was consummated on July 16, 1997. Through the merger, AFC acquired all of the outstanding common stock of Allmerica P&C that it did not already own, through its ownership of FAFLIC, in exchange for cash of $425.6 million and approximately 9.7 million shares of AFC stock valued at $372.5 million. At consummation of this transaction, AFC owned 59.5% through FAFLIC and 40.5% directly.

The merger has been accounted for as a purchase by AFC. Total consideration of approximately $798.1 million has been allocated to minority interest in the assets and liabilities based on estimates of their fair values. The minority acquired totaled $703.5 million. A total of $90.6 million representing the excess of the purchase price over the fair values of the net assets acquired, net of deferred taxes, has been allocated to goodwill and is being amortized over a 40 year period. The pushdown of goodwill to APY resulted in an increase to the consolidated equity of FAFLIC of $61.3 million as additional paid in capital.

In December 1997, APY redeemed 5,735.3 shares of its issued and outstanding common stock owned by AFC for $195 million in cash and securities. The effect of this transaction was to increase FAFLIC's ownership of APY by 6.3%.

In April 1998, APY redeemed 3,289.47 shares of its issued and outstanding common stock owned by AFC for $125 million in cash and securities. The effect of this transaction was to increase FAFLIC's ownership of APY by 4.28%.

4.  SIGNIFICANT TRANSACTIONS

Effective January 1, 1998, the Company entered into an agreement with a highly rated reinsurer to reinsure the mortality risk on the universal life and variable universal life blocks of business. This agreement did not have a material effect on the Company's results of operations or financial position.

On January 1, 1998, substantially all of the Hanover and Citizens defined benefit, defined contribution 401(K) and postretirement plans were merged with the existing benefit plans of FAFLIC. The transfer of benefit plans did not have a material impact on the results of operations or financial position of the Company.

Effective July 1, 1998 the Company entered into a reinsurance agreement with a highly rated reinsurer that cedes current and future underwriting losses, including unfavorable development of prior year reserves, up to a $40.0 million maximum, relating to the Company's accident and health assumed reinsurance pool business. These pools consist primarily of the Corporate Risk Management segment's assumed stop loss business, small group managed care pools, long-term disability and long-term care pools, student accident and special risk business. The agreement is consistent with management's decision to exit this line of business, which the Company expects to run-off over the next three years. As a result of this transaction, the Company recognized a $25.3 million pre-tax loss in the third quarter of 1998.

On October 27, 1998, AFC announced that it, or one of its subsidiaries, shortly will commence a cash tender offer to acquire the outstanding shares of Citizens Corporation common stock that AFC or its subsidiaries do not already own at a price of $29.00 per share. On November 2, 1998, AFC commenced the tender offer which, unless extended, will expire on December 2, 1998. Based on the number of shares of Citizens Corporation common stock held by unaffiliated stockholders, the transaction is valued at $171.0 million. Citizens Corporation has established a special committee of the Board of Directors, consisting of directors unaffiliated with AFC, to study the offer and make a recommendation to Citizens Corporation stockholders.

5.  FEDERAL INCOME TAXES

Federal income tax expense for the periods ended September 30, 1998 and 1997, has been computed using estimated effective tax rates. These rates are revised, if necessary, at the end of each successive interim period to reflect the current estimates of the annual effective tax rates.

6.  CLOSED BLOCK

Included in other income in the Consolidated Statements of Income is a net pre-tax contribution from the Closed Block of $0.1 million and $6.1 million for the third quarter and nine months ended September 30,

1998, respectively, compared to $2.3 million and $8.3 million for the third quarter and nine months ended September 30, 1997, respectively. Summarized financial information of the Closed Block is as follows:

                                                               (UNAUDITED)
                                                              SEPTEMBER 30,       DECEMBER 31,
(IN MILLIONS)                                                     1998                1997
------------------------------------------------------------  -------------       ------------
ASSETS
    Fixed maturities-at fair value (amortized cost of $396.7
      and $400.1)...........................................      $417.4             $412.9
    Mortgage loans..........................................       137.1              112.0
    Policy loans............................................       212.5              218.8
    Cash and cash equivalents...............................         4.0               25.1
    Accrued investment income...............................        14.8               14.1
    Deferred policy acquisition costs.......................        15.9               18.2
    Other assets............................................         2.1                5.6
                                                                  ------             ------
        Total assets........................................      $803.8             $806.7
                                                                  ------             ------
                                                                  ------             ------
LIABILITIES
    Policy liabilities and accruals.........................      $865.6             $875.1
    Other liabilities.......................................        12.8               10.4
                                                                  ------             ------
        Total liabilities...................................      $878.4             $885.5

                                                                                      (UNAUDITED)
                                                                (UNAUDITED)           NINE MONTHS
                                                               QUARTER ENDED             ENDED
                                                               SEPTEMBER 30,         SEPTEMBER 30,
                                                              ----------------      ----------------
(IN MILLIONS)                                                 1998       1997       1998       1997
------------------------------------------------------------  -----      -----      -----      -----
REVENUES
    Premiums................................................  $ 9.1      $ 9.3      $46.3      $48.3
    Net investment income...................................   13.5       13.1       39.9       39.8
    Net realized investment gains...........................   (2.0)       0.1       (0.4)       1.1
                                                              -----      -----      -----      -----
        Total revenues......................................   20.6       22.5       85.8       89.2
                                                              -----      -----      -----      -----
BENEFITS AND EXPENSES
    Policy benefits.........................................   19.5       19.3       76.9       78.4
    Policy acquisition expenses.............................    0.9        0.7        2.2        2.1
    Other operating expenses................................    0.1        0.2        0.6        0.4
                                                              -----      -----      -----      -----
        Total benefits and expenses.........................   20.5       20.2       79.7       80.9
                                                              -----      -----      -----      -----
            Contribution from the Closed Block..............  $ 0.1      $ 2.3      $ 6.1      $ 8.3
                                                              -----      -----      -----      -----
                                                              -----      -----      -----      -----

Many expenses related to Closed Block operations are charged to operations outside the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside the Closed Block.

7.  SEGMENT INFORMATION

The Company offers financial products and services in two major areas: Risk Management and Retirement and Asset Accumulation. Within these broad areas, the Company conducts business principally in four operating segments.

Effective January 1, 1998, the Company adopted Statement No. 131. Upon adoption, the separate financial information of each segment was re-defined consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. A summary of the significant changes in reportable segments is included below.

The Risk Management group includes two segments: Property and Casualty and Corporate Risk Management Services. The Property and Casualty segment includes property and casualty insurance products, such as automobile insurance, homeowners insurance, commercial multiple peril insurance, and workers' compensation insurance. These products are offered by Allmerica P&C through its operating subsidiaries, Hanover and Citizens. Substantially all of the Property and Casualty segment's earnings are generated in Michigan and the Northeast (Connecticut, Massachusetts, New York, New Jersey, New Hampshire, Rhode Island, Vermont and Maine). The Corporate Risk Management Services segment includes group life and health insurance products and services which assist employers in administering employee benefit programs and in managing the related risks.

The Retirement and Asset Accumulation group includes two segments: Allmerica Financial Services and Allmerica Asset Management. The Allmerica Financial Services segment includes variable annuities, variable universal life and traditional life insurance products distributed via retail channels as well as group retirement products, such as defined benefit and 401(K) plans and tax-sheltered annuities distributed to institutions. Through its Allmerica Asset Management segment, the Company offers its customers the option of investing in three types of Guaranteed Investment Contracts (GICs); the traditional GIC, the synthetic GIC and the "floating rate" GIC. This segment is also a Registered Investment Advisor providing investment advisory services, primarily to affiliates, and to other institutions, such as insurance companies and pension plans.

In addition to the four operating segments, the Company has a Corporate segment, which consists primarily of cash, investments, corporate debt, Capital Securities and corporate overhead expenses. Corporate overhead expenses reflect costs not attributable to a particular segment, such as those generated by certain officers and directors, Corporate Technology, Corporate Finance, Human Resources and the legal department.

Significant changes to the Company's segmentation include a reclassification of corporate overhead expenses from each operating segment into the Corporate segment. Additionally, certain products (group retirement products, such as 401(K) plans and tax-sheltered annuities, group variable universal life) and certain other non-insurance operations (telemarketing and trust services) previously reported in the Allmerica Financial Institutional Services segment were combined with the Allmerica Financial Services segment. Also, the Company reclassified the GIC product line previously reported in the Allmerica Financial Institutional Services segment into the Allmerica Asset Management segment.

Management evaluates the results of the aforementioned segments based on pre-tax segment income. Pre-tax segment income is determined by adjusting net income for net realized investment gains and losses, net gains and losses on disposals of businesses, extraordinary items, the cumulative effect of accounting changes and certain other items which management believes are not indicative of overall operating trends. While these items may be significant components in understanding and assessing the Company's financial performance, management believes that the presentation of pre-tax segment income enhances its understanding of the Company's results of operations by highlighting net income attributable to the normal, recurring operations of the business. However, pre-tax segment income should not be construed as a substitute for net income determined in accordance with generally accepted accounting principles.

Summarized below is financial information with respect to business segments for the periods indicated.

                                                   (UNAUDITED)                    (UNAUDITED)
                                                  QUARTER ENDED                NINE MONTHS ENDED
                                                  SEPTEMBER 30,                  SEPTEMBER 30,
                                           ----------------------------   ----------------------------
 (IN MILLIONS)                                 1998            1997           1998            1997
 ----------------------------------------  -------------   ------------   -------------   ------------
 Segment revenues
     Risk Management
         Property and Casualty...........      $545.0         $556.6         $1,654.4       $1,645.6
         Corporate Risk Management
           Services......................       102.0          103.2            309.8          301.9
                                               ------         ------      -------------   ------------
             Subtotal....................       647.0          659.8          1,964.2        1,947.5
                                               ------         ------      -------------   ------------
     Retirement and Asset Accumulation
         Allmerica Financial Services....       173.4          177.1            537.0          543.3
         Allmerica Asset Management......        32.8           22.3             86.6           69.8
                                               ------         ------      -------------   ------------
             Subtotal....................       206.2          199.4            623.6          613.1
                                               ------         ------      -------------   ------------
     Corporate...........................        (4.2)           2.2              2.0            4.1
     Intersegment revenues...............        (1.7)          (2.8)            (5.8)          (8.8)
                                               ------         ------      -------------   ------------
         Total segment revenues including
           Closed Block..................       847.3          858.6          2,584.0        2,555.9
             Adjustment for Closed
               Block.....................       (22.5)         (20.1)           (80.1)         (79.8)
             Net realized gains
               (losses)..................        13.8           19.2             54.8           60.8
                                               ------         ------      -------------   ------------
         Total revenues..................      $838.6         $857.7         $2,558.7       $2,536.9
                                               ------         ------      -------------   ------------
                                               ------         ------      -------------   ------------
 Segment income (loss) before income
  taxes and minority interest:
     Risk Management
         Property and Casualty...........       $23.5          $35.9            $98.0         $119.0
         Corporate Risk Management
           Services......................         0.3            9.0              6.9           18.9
                                               ------         ------      -------------   ------------
             Subtotal....................        23.8           44.9            104.9          137.9
                                               ------         ------      -------------   ------------
     Retirement and Asset Accumulation
         Allmerica Financial Services....        38.6           37.8            123.9           99.6
         Allmerica Asset Management......         6.9            5.2             17.0           13.8
                                               ------         ------      -------------   ------------
             Subtotal....................        45.5           43.0            140.9          113.4
                                               ------         ------      -------------   ------------
     Corporate...........................        (5.6)         (11.4)           (29.3)         (28.7)
                                               ------         ------      -------------   ------------
         Segment income before income
           taxes and minority interest...        63.7           76.5            216.5          222.6
 Adjustments to segment income:
     Net realized investment gains, net
       of amortization...................         3.2           19.7             43.8           61.9
     Loss on cession of disability income
       business..........................      --             --              --               (53.9)
     Other items.........................       (56.5)           2.3            (57.3)          (0.2)
                                               ------         ------      -------------   ------------
 Income before taxes and minority
  interest...............................       $10.4          $98.5           $203.0         $230.4
                                               ------         ------      -------------   ------------
                                               ------         ------      -------------   ------------

                                                   IDENTIFIABLE ASSETS       DEFERRED ACQUISITION COSTS
                                               ---------------------------   ---------------------------
                                                (UNAUDITED)     DECEMBER      (UNAUDITED)     DECEMBER
                                               SEPTEMBER 30,       31,       SEPTEMBER 30,       31,
(IN MILLIONS)                                      1998           1997           1998           1997
---------------------------------------------  -------------   -----------   -------------   -----------
    Risk Management
        Property and Casualty................    $ 5,591.5      $ 5,650.4      $  167.7        $167.2
        Corporate Risk Management Services...        651.7          619.8           2.7           2.9
                                               -------------   -----------   -------------   -----------
            Subtotal.........................      6,243.2        6,270.2         170.4         170.1
    Retirement and Asset Accumulation
        Allmerica Financial Services.........     16,990.7       15,159.2         937.2         794.5
        Allmerica Asset Management...........      1,764.4        1,035.1           0.7           0.9
                                               -------------   -----------   -------------   -----------
            Subtotal.........................     18,755.1       16,194.3         937.9         795.4
    Corporate................................         34.1           26.9        --             --
                                               -------------   -----------   -------------   -----------
        Total................................    $25,032.4      $22,491.4      $1,108.3        $965.5
                                               -------------   -----------   -------------   -----------
                                               -------------   -----------   -------------   -----------

8.  COMMITMENTS AND CONTINGENCIES

LITIGATION


In July 1997, a lawsuit on behalf of a punitive class was instituted in Louisiana against AFC and certain of its subsidiaries by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In October 1997, plaintiffs voluntarily dismissed the Louisiana suit and filed a substantially similar action in Federal District Court in Worcester, Massachusetts. The Company and the plaintiffs have entered into a settlement agreement which they will present to the court for approval. Although the Company believes it has meritorious defenses to plaintiffs' claims, it concluded that this settlement was best for the Company. Accordingly, the Company recognized a $31.0 million pre-tax expense during the third quarter of 1998 related to this litigation. Although the Company believes it has established an appropriate reserve, this reserve may be revised based on changes in the Company's estimate of the ultimate cost of the settlement.


YEAR 2000

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.

FIRST ALLMERICA
FINANCIAL LIFE
INSURANCE COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of First Allmerica Financial Life Insurance Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholder's equity, and of cash flows present fairly, in all material respects, the financial position of First Allmerica Financial Life Insurance Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

PRICE WATERHOUSE LLP

Boston, Massachusetts

February 3, 1998

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

 FOR THE YEARS ENDED DECEMBER 31
 (IN MILLIONS)                                      1997        1996        1995
 -----------------------------------------------  ---------   ---------   ---------
 REVENUES
     Premiums...................................  $2,311.0    $2,236.3    $2,222.8
     Universal life and investment product
      policy fees...............................     237.3       197.2       172.4
     Net investment income......................     641.8       670.8       710.5
     Net realized investment gains..............      76.5        66.8        19.1
     Realized gain from sale of mutual fund
      processing business.......................      --          --          20.7
     Other income...............................     117.6       108.4       109.3
                                                  ---------   ---------   ---------
         Total revenues.........................   3,384.2     3,279.5     3,254.8
                                                  ---------   ---------   ---------
 BENEFITS, LOSSES AND EXPENSES
     Policy benefits, claims, losses and loss
      adjustment expenses.......................   2,004.6     1,957.0     2,010.3
     Policy acquisition expenses................     425.1       470.1       470.9
     Loss from cession of disability income
      business..................................      53.9        --          --
     Other operating expenses...................     523.7       503.2       468.7
                                                  ---------   ---------   ---------
         Total benefits, losses and expenses....   3,007.3     2,930.3     2,949.9
                                                  ---------   ---------   ---------
     Income before federal income taxes.........     376.9       349.2       304.9
                                                  ---------   ---------   ---------
 FEDERAL INCOME TAX EXPENSE (BENEFIT)
     Current....................................      83.3        96.8       119.7
     Deferred...................................      14.2       (15.7)      (37.0)
                                                  ---------   ---------   ---------
         Total federal income tax expense.......      97.5        81.1        82.7
                                                  ---------   ---------   ---------
 Income before minority interest................     279.4       268.1       222.2
 Minority interest..............................     (79.4)      (74.6)      (73.1)
                                                  ---------   ---------   ---------
 Income before extraordinary item...............     200.0       193.5       149.1
 Extraordinary item -- demutualization
  expenses......................................      --          --         (12.1)
                                                  ---------   ---------   ---------
 Net income.....................................  $  200.0    $  193.5    $  137.0
                                                  ---------   ---------   ---------
                                                  ---------   ---------   ---------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)
                          CONSOLIDATED BALANCE SHEETS

 DECEMBER 31
 (IN MILLIONS)                                                1997         1996
 --------------------------------------------------------  ----------   ----------
 ASSETS
   Investments:
     Fixed maturities at fair value (amortized cost of
      $6,992.8 and $7,279.1).............................  $ 7,253.5    $ 7,461.5
     Equity securities at fair value (cost of $341.1 and
      $327.9)............................................      479.0        473.1
     Mortgage loans......................................      567.5        650.1
     Real estate.........................................       50.3        120.7
     Policy loans........................................      141.9        132.4
     Other long term investments.........................      148.3        128.8
                                                           ----------   ----------
         Total investments...............................    8,640.5      8,966.6
                                                           ----------   ----------
   Cash and cash equivalents.............................      213.9        175.9
   Accrued investment income.............................      141.8        148.6
   Deferred policy acquisition costs.....................      965.5        822.7
                                                           ----------   ----------
   Reinsurance receivables:
     Future policy benefits..............................      307.1        102.8
     Outstanding claims, losses and loss adjustment
      expenses...........................................      626.7        663.8
     Unearned premiums...................................       32.9         46.2
     Other...............................................       73.5         62.8
                                                           ----------   ----------
         Total reinsurance receivables...................    1,040.2        875.6
                                                           ----------   ----------
   Deferred federal income taxes.........................       --           66.9
   Premiums, accounts and notes receivable...............      554.4        533.0
   Other assets..........................................      373.0        304.4
   Closed block assets...................................      806.7        810.8
   Separate account assets...............................    9,755.4      6,233.0
                                                           ----------   ----------
         Total assets....................................  $22,491.4    $18,937.5
                                                           ----------   ----------
                                                           ----------   ----------
 LIABILITIES
   Policy liabilities and accruals:
     Future policy benefits..............................  $ 2,598.5    $ 2,613.7
     Outstanding claims, losses and loss adjustment
      expenses...........................................    2,825.0      2,944.1
     Unearned premiums...................................      846.8        822.5
     Contractholder deposit funds and other policy
      liabilities........................................    1,852.7      2,060.4
                                                           ----------   ----------
         Total policy liabilities and accruals...........    8,123.0      8,440.7
                                                           ----------   ----------
   Expenses and taxes payable............................      662.6        617.5
   Reinsurance premiums payable..........................       37.7         31.4
   Short term debt.......................................       33.0         38.4
   Deferred federal income taxes.........................       12.9         --
   Long term debt........................................        2.6          2.7
   Closed block liabilities..............................      885.6        899.4
   Separate account liabilities..........................    9,749.7      6,227.2
                                                           ----------   ----------
         Total liabilities...............................   19,507.1     16,257.3
                                                           ----------   ----------
   Minority interest.....................................      748.9        784.0
   Commitments and contingencies (Notes 13 and 18)
 SHAREHOLDER'S EQUITY
   Common stock, $10 par value, 1 million shares
     authorized, 500,000 shares issued and outstanding...        5.0          5.0
   Additional paid in capital............................      453.7        392.4
   Unrealized appreciation on investments, net...........      209.3        131.4
   Retained earnings.....................................    1,567.4      1,367.4
                                                           ----------   ----------
         Total shareholder's equity......................    2,235.4      1,896.2
                                                           ----------   ----------
         Total liabilities and shareholder's equity......  $22,491.4    $18,937.5
                                                           ----------   ----------
                                                           ----------   ----------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)
                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

 FOR THE YEARS ENDED DECEMBER 31
 (IN MILLIONS)                                      1997        1996        1995
 -----------------------------------------------  ---------   ---------   ---------
 COMMON STOCK
     Balance at beginning of period.............  $    5.0    $    5.0    $   --
     Demutualization transaction................      --          --           5.0
                                                  ---------   ---------   ---------
     Balance at end of period...................       5.0         5.0         5.0
                                                  ---------   ---------   ---------
 ADDITIONAL PAID-IN-CAPITAL
     Balance at beginning of period.............     392.4       392.4        --
     Contributed from parent....................      61.3        --         392.4
                                                  ---------   ---------   ---------
     Balance at end of period...................     453.7       392.4       392.4
                                                  ---------   ---------   ---------
 RETAINED EARNINGS
     Balance at beginning of period.............   1,367.4     1,173.9     1,071.4
     Net income prior to demutualization........      --          --          93.2
                                                  ---------   ---------   ---------
                                                   1,367.4     1,173.9     1,164.6
     Demutualization transaction................      --          --         (34.5)
     Net income subsequent to demutualization...     200.0       193.5        43.8
                                                  ---------   ---------   ---------
     Balance at end of period...................   1,567.4     1,367.4     1,173.9
                                                  ---------   ---------   ---------
 NET UNREALIZED APPRECIATION ON INVESTMENTS
     Balance at beginning of period.............     131.4       153.0       (79.0)
     Effect of transfer of securities from
      held-to-maturity to available-for-sale:
         Net appreciation on available-for-sale
         debt securities........................      --          --          22.4
     Provision for deferred federal income taxes
      and minority interest.....................      --          --          (9.6)
                                                  ---------   ---------   ---------
                                                      --          --          12.8
                                                  ---------   ---------   ---------
     Net appreciation (depreciation) on
      available for sale securities.............     170.9       (35.1)      466.0
     (Benefit) provision for deferred federal
      income taxes..............................     (59.8)       11.8      (163.1)
     Minority interest..........................     (33.2)        1.7       (83.7)
                                                  ---------   ---------   ---------
                                                     209.3       (21.6)      219.2
                                                  ---------   ---------   ---------
     Balance at end of period...................     209.3       131.4       153.0
                                                  ---------   ---------   ---------
         Total shareholder's equity.............  $2,235.4    $1,896.2    $1,724.3
                                                  ---------   ---------   ---------
                                                  ---------   ---------   ---------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY
         (A WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 FOR THE YEARS ENDED DECEMBER 31
 (IN MILLIONS)                                    1997         1996         1995
 --------------------------------------------  ----------   ----------   ----------
 CASH FLOWS FROM OPERATING ACTIVITIES
     Net income..............................  $   200.0    $   193.5    $   137.0
     Adjustments to reconcile net income to
      net cash provided by operating
      activities:
         Minority interest...................       79.4         74.6         73.1
         Net realized gains..................      (77.8)       (66.8)       (39.8)
         Net amortization and depreciation...       31.6         44.7         57.7
         Deferred federal income taxes.......       14.2        (15.7)       (37.0)
         Change in deferred acquisition
         costs...............................     (189.7)       (73.9)       (38.4)
         Change in premiums and notes
         receivable, net of reinsurance......      (15.1)       (16.8)       (42.0)
         Change in accrued investment
         income..............................        7.1         16.7          7.0
         Change in policy liabilities and
         accruals, net.......................     (134.9)      (184.3)       116.2
         Change in reinsurance receivable....       27.2        123.8        (75.6)
         Change in expenses and taxes
         payable.............................       49.4         26.0          7.5
         Separate account activity, net......      --             5.2         (0.1)
         Loss from cession of disability
         income business.....................       53.9         --           --
         Payment related to cession of
         disability income business..........     (207.0)        --           --
         Other, net..........................       20.4         38.5        (33.8)
                                               ----------   ----------   ----------
             Net cash (used in) provided by
                operating activities.........     (141.3)       165.5        131.8
                                               ----------   ----------   ----------
 CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from disposals and maturities
      of available-for-sale fixed
      maturities.............................    2,947.9      3,985.8      2,738.4
     Proceeds from disposals of
      held-to-maturity fixed maturities......       --           --          271.3
     Proceeds from disposals of equity
      securities.............................      162.7        228.7        120.0
     Proceeds from disposals of other
      investments............................      116.3         99.3         40.5
     Proceeds from mortgages matured or
      collected..............................      204.7        176.9        230.3
     Purchase of available-for-sale fixed
      maturities.............................   (2,596.0)    (3,771.1)    (3,273.3)
     Purchase of equity securities...........      (67.0)       (90.9)      (254.0)
     Purchase of other investments...........     (175.0)      (168.0)       (24.8)
     Proceeds from sale of mutual fund
      processing business....................       --           --           32.9
     Capital expenditures....................      (15.3)       (12.8)       (14.1)
     Other investing activities, net.........        1.3          4.3          4.7
                                               ----------   ----------   ----------
         Net cash provided by (used in)
         investing activities................      579.6        452.2       (128.1)
                                               ----------   ----------   ----------
 CASH FLOWS FROM FINANCING ACTIVITIES
     Deposits and interest credited to
      contractholder deposit funds...........      457.6        268.7        445.8
     Withdrawals from contractholder deposit
      funds..................................     (647.1)      (905.0)    (1,069.9)
     Change in short term debt...............       (5.4)        10.4         (4.8)
     Change in long term debt................       (0.1)        (0.1)         0.2
     Dividends paid to minority
      shareholders...........................       (9.4)        (3.9)        (4.1)
     Additional paid in capital..............        0.1         --          392.4
     Payments to policyholders' membership
      interests..............................       --           --          (27.9)
     Subsidiary treasury stock purchased, at
      cost...................................     (195.0)       (42.0)       (20.9)
                                               ----------   ----------   ----------
             Net cash used in financing
                activities...................     (399.3)      (671.9)      (289.2)
                                               ----------   ----------   ----------
 Net change in cash and cash equivalents.....       39.0        (54.2)      (285.5)
 Net change in cash held in the Closed
  Block......................................       (1.0)        (6.5)       (17.6)
 Cash and cash equivalents, beginning of
  period.....................................      175.9        236.6        539.7
                                               ----------   ----------   ----------
 Cash and cash equivalents, end of period....  $   213.9    $   175.9    $   236.6
                                               ----------   ----------   ----------
                                               ----------   ----------   ----------
 SUPPLEMENTAL CASH FLOW INFORMATION
     Interest paid...........................  $     3.6    $    18.6    $     4.1
     Income taxes paid.......................  $    66.3    $    72.0    $    90.6

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

First Allmerica Financial Life Insurance Company ("FAFLIC", or the "Company") was organized as a mutual life insurance company until October 16, 1995. FAFLIC converted to a stock life insurance company pursuant to a plan of reorganization effective October 16, 1995 and became a wholly owned subsidiary of Allmerica Financial Corporation ("AFC"). The consolidated financial statements have been prepared as if FAFLIC were organized as a stock life insurance company for all periods presented. Thus, generally accepted accounting principles for stock life insurance companies have been applied retroactively for all periods presented.

The consolidated financial statements of FAFLIC include the accounts of Allmerica Financial Life Insurance and Annuity Company ("AFLIAC"), its wholly owned life insurance subsidiary, non-insurance subsidiaries (principally brokerage and investment advisory subsidiaries), and Allmerica Property and Casualty Companies, Inc. (a 65.78%-owned non-insurance holding company). The Closed Block assets and liabilities at December 31, 1997 and 1996, and its results of operations subsequent to demutualization are presented in the consolidated financial statements as single line items. Unless specifically stated, all disclosures contained herein supporting the consolidated financial statements at December 31, 1997 and 1996, and the years then ended exclude the Closed Block related amounts. All significant intercompany accounts and transactions have been eliminated.

Minority interest relates to the Company's investment in Allmerica P&C (APY) and its only significant subsidiary, The Hanover Insurance Company ("Hanover"). Hanover's 82.5%-owned subsidiary is Citizens Corporation, the holding company for Citizens Insurance Company of America ("Citizens"). Minority interest also includes an amount related to the minority interest in Citizens Corporation.

APY and a wholly-owned subsidiary of AFC merged on July 16, 1997. Through the merger, AFC acquired all of the outstanding common stock of Allmerica P&C that it did not already own in exchange for cash and stock. The merger has been accounted for as a purchase. A total of $90.6 million, representing the excess of the purchase price over the fair values of the net assets acquired, net of deferred taxes, has been allocated to goodwill and is being amortized over a 40-year period. Additional information pertaining to the merger agreement is included in Note 2, significant transactions.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  CLOSED BLOCK

As of October 16, 1995, the Company established and began operating a closed block (the "Closed Block") for the benefit of the participating policies included therein, consisting of certain individual life insurance participating policies, individual deferred annuity contracts and supplementary contracts not involving life contingencies which were in force on October 16, 1995; such policies constitute the "Closed Block Business". The purpose of the Closed Block is to protect the policy dividend expectations of such FAFLIC dividend paying policies and contracts after the demutualization. Unless the Commissioner consents to an earlier termination, the Closed Block will continue to be in effect until the date none of the Closed Block policies are in force. On October 16, 1995, FAFLIC, allocated to the Closed Block, assets in an amount that is expected to produce cash flows which, together with future revenues from the Closed Block Business, are reasonably sufficient to support the Closed Block Business, including provision for payment of policy benefits, certain future expenses and taxes and for continuation of policyholder dividend scales in effect in 1994 so long as the experience underlying such dividend scales continues. The Company expects that the factors underlying such experience will fluctuate in the future and policyholder dividend scales for Closed Block Business will be set accordingly.

Although the assets and income allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block, the excess of Closed Block liabilities over Closed Block assets at October 16, 1995 measured on a GAAP basis represent the expected future post-tax income from the Closed Block which may be recognized in income over the period the policies and contracts in the Closed Block remain in force.

If the actual income from the Closed Block in any given period equals or exceeds the expected income for such period as determined at October 16, 1995, the expected income would be recognized in income for that period. Further, any excess of the actual income over the expected income would also be recognized in income to the extent that the aggregate expected income for all prior periods exceeded the aggregate actual income. Any remaining excess of actual income over expected income would be accrued as a liability for policyholder dividends in the Closed Block to be paid to the Closed Block policyholders. This accrual for future dividends effectively limits the actual Closed Block income recognized in income to the Closed Block income expected to emerge from operation of the Closed Block as determined as of October 16, 1995.

If, over the period the policies and contracts in the Closed Block remain in force, the actual income from the Closed Block is less than the expected income from the Closed Block, only such actual income (which could reflect a loss) would be recognized in income. If the actual income from the Closed Block in any given period is less than the expected income for that period and changes in dividends scales are inadequate to offset the negative performance in relation to the expected performance, the income inuring to shareholders of the Company will be reduced. If a policyholder dividend liability had been previously established in the Closed Block because the actual income to the relevant date had exceeded the expected income to such date, such liability would be reduced by this reduction in income (but not below zero) in any periods in which the actual income for that period is less than the expected income for such period.

C.  VALUATION OF INVESTMENTS

In accordance with the provisions of Statement of Financial Accounting Standards No. 115 ("Statement No. 115"), "ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES", the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

In November 1995, the Financial Accounting Standards Board ("FASB") issued a Special Report, A GUIDE TO IMPLEMENTATION OF STATEMENT 115 ON ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, which permitted companies to reclassify securities, where appropriate, based on the new guidance. As a result, the Company transferred securities with amortized cost and fair value of $696.4 million and $725.6 million, respectively, from the held-to-maturity category to the available-for-sale category, which resulted in a net increase in shareholder's equity of $12.8 million.

Marketable equity securities and debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by the Company to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which the Company believes may not be collectible in full. In establishing reserves, the Company considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

During 1997, the Company committed to a plan to dispose of all real estate assets by the end of 1998. As a result of this decision real estate held by the Company and real estate joint ventures were written down to the estimated fair value less cost to sell. Depreciation is not recorded on these assets while they are held for disposal.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other-than-temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans and real estate are included in realized investment gains or losses.

D.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities, investment and loan commitments, and interest rate futures contracts. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

Derivative financial instruments are accounted for under three different methods: fair value accounting, deferral accounting and accrual accounting. Interest rate swap contracts used to hedge interest rate risk are accounted for using a combination of the fair value method and accrual method, with changes in fair value reported in unrealized gains and losses in equity consistent with the underlying hedged security, and the net payment or receipt on the swaps reported in net investment income. Foreign currency swap contracts used to hedge foreign currency exchange risk are accounted for using a combination of the fair value method and accrual method, with changes in fair value reported in unrealized gains and losses in equity consistent with the underlying hedged security, and the net payment or receipt on the swaps reported in net investment income. Futures contracts used to hedge interest rate risk are accounted for using the deferral method, with gains and losses deferred in unrealized gains and losses in equity and recognized in earnings in conjunction with the earnings recognition of the underlying hedged item. Other swap contracts entered into for investment purposes are accounted for using the fair value method, with changes in fair value reported in realized investment gains and losses in earnings.

E.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

F.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Property and casualty, group life and group health insurance business acquisition costs are deferred and amortized over the terms of the insurance policies. Acquisition costs related to universal life products, variable annuities and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.

Deferred acquisition costs for each life product and property and casualty line of business are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, management believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

G.  PROPERTY AND EQUIPMENT

Property, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line or accelerated method over the estimated useful lives of the related assets which generally range from 3 to 30 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements.

H.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain pension, variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds and short-term obligations at market value. The investment income, gains and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

I.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 2 1/2% to 6% for life insurance and 2% to 9 1/2% for annuities. Estimated liabilities are established for group life and health policies that contain experience rating provisions. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges. Liabilities for outstanding claims, losses and loss adjustment expenses are estimates of payments to be made on property and casualty and health insurance for reported losses and estimates of losses incurred but not reported. These liabilities are determined using case basis evaluations and statistical analyses and represent estimates of the ultimate cost of all losses incurred but not paid. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations. Estimated amounts of salvage and subrogation on unpaid property and casualty losses are deducted from the liability for unpaid claims.

Premiums for property and casualty, group life, and accident and health insurance are reported as earned on a pro-rata basis over the contract period. The unexpired portion of these premiums is recorded as unearned premiums.

Contractholder deposit funds and other policy liabilities include investment-related products such as guaranteed investment contracts, deposit administration funds and immediate participation guarantee funds and consist of deposits received from customers and investment earnings on their fund balances. All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, management believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

J.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life and health insurance and individual and group annuity products, excluding universal life and investment-related products, are considered revenue when due. Property and casualty and group life, accident and health insurance premiums are recognized as revenue over the related contract periods. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income, and mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values. Certain policy charges that represent compensation for services to be provided in future periods are deferred and amortized over the period benefited using the same assumptions used to amortize capitalized acquisition costs.

K.  POLICYHOLDER DIVIDENDS

Prior to demutualization, certain life, health and annuity insurance policies contained dividend payment provisions that enabled the policyholder to participate in the earnings of the Company. The amount of policyholders' dividends was determined annually by the Board of Directors. The aggregate amount of policyholders' dividends was related to the actual interest, mortality, morbidity and expense experience for the year and the Company's judgment as to the appropriate level of statutory surplus to be retained. Upon demutualization, certain participating individual life insurance policies and individual annuity and supplemental contracts were transferred to the Closed Block. The Closed Block was funded to protect the dividend expectations of such policies and contracts. Accordingly, these policies no longer participate in the earnings and surplus of the Open Block. Subsequent to demutualization, the Company ceased issuance of participating policies.

Prior to demutualization, the participating life insurance in force was 16.2% of the face value of total life insurance in force at December 31, 1994. The premiums on participating life, health and annuity policies were 11.3% and 6.4% of total life, health and annuity statutory premiums prior to demutualization in 1995 and 1994, respectively. Total policyholders' dividends were $23.3 million and $32.8 million prior to demutualization in 1995 and 1994, respectively.

L.  FEDERAL INCOME TAXES

AFC, its life insurance subsidiaries, FAFLIC, AFLIAC, and its non-life insurance domestic subsidiaries file a life-nonlife consolidated United States Federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life insurance company taxable operating losses that can be applied to offset life insurance company taxable income. APY and its subsidiaries will be included in the AFC consolidated return as part of the non-life insurance company subgroup for the period July 17, 1997 through December 31, 1997. For the period January 1, 1997 through July 16, 1997, APY and its subsidiaries will file a separate consolidated United States Federal income tax return.

The Board of Directors has delegated to AFC management, the development and maintenance of appropriate Federal Income Tax allocation policies and procedures, which are subject to written agreement between the companies. The Federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No.
109). These differences result primarily from loss reserves, policy acquisition expenses, and unrealized appreciation/depreciation on investments.

M.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1997, the FASB issued Statement No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement No. 14, Financial Reporting for Segments of a Business Enterprise. Statement No. 131 requires that all public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. The Company anticipates no impact from the adoption of Statement No. 131.

In June 1997, the FASB also issued Statement No. 130, Reporting Comprehensive Income, which established standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. This statement is effective for fiscal years beginning after December 15, 1997. The Company anticipates that the adoption of Statement No. 130 will result primarily in reporting the changes in unrealized gains and losses on investments in debt and equity securities in comprehensive income.

N.  RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

2.  SIGNIFICANT TRANSACTIONS

On February 3, 1997, AFC Capital Trust (the "Trust"), a subsidiary business trust of AFC, issued $300 million Series A Capital Securities, which pay cumulative dividends at a rate of 8.207% semiannually commencing August 15, 1997. The Trust exists for the sole purpose of issuing the Capital Securities and investing the proceeds thereof in an equivalent amount of 8.207% Junior Subordinated Deferrable Interest Debentures due 2027 of AFC (the "Subordinated Debentures"). Through certain guarantees, the Subordinated Debentures and the terms of related agreements, AFC has irrevocably and unconditionally guaranteed the obligations of the Trust under the Capital Securities. Net proceeds from the offering of approximately $296.3 million are intended to fund a portion of the acquisition of the 24.2 million publicly-held shares of APY pursuant to an Agreement and Plan of Merger dated February 19, 1997.

The merger of APY and a wholly-owned subsidiary of AFC was consummated on July 16, 1997. Through the merger, AFC acquired all of the outstanding common stock of APY that FAFLIC did not already own in exchange for cash of $425.6 million and approximately 9.7 million shares of AFC stock valued at $372.5 million. At consummation of this transaction AFC owned 59.5% through FAFLIC and 40.5% directly.

The merger has been accounted for as a purchase by AFC. Total consideration of approximately $798.1 million has been allocated to the minority interest in the assets and liabilities based on estimates of their fair values. The minority interest acquired totaled $703.5 million. A total of $90.6 million representing the excess of the purchase price over the fair values of the net assets acquired, net of deferred taxes, has been allocated to goodwill and is being amortized over a 40-year period.

The pushdown of goodwill to APY resulted in an increase to the consolidated equity of FAFLIC of $61.3 million as additional paid in capital. The effects of this transaction on the 1997 results of the Company are as follows:

                                                                                                 INCREASE (DECREASE)
                                                                                                 -------------------
Revenue........................................................................................       $    (6.7)
                                                                                                          -----
                                                                                                          -----
Realized capital gains included in revenue.....................................................       $    (4.9)
                                                                                                          -----
                                                                                                          -----
Net income.....................................................................................       $    (6.1)
                                                                                                          -----
                                                                                                          -----
Unrealized appreciation on investments.........................................................       $     4.4
                                                                                                          -----
                                                                                                          -----

In December 1997, APY redeemed 5,735.3 shares of its issued and outstanding common stock owned by AFC for $195 million in cash and securities. The effect of this transaction was to increase FAFLIC's ownership of APY by 6.3%.

On April 14, 1997, the Company entered into an agreement in principle to transfer the Company's individual disability income under a 100% coinsurance agreement to Metropolitan Life Insurance Company. The coinsurance agreement became effective October 1, 1997. The transaction has resulted in the recognition of a $53.9 million pre-tax loss in the first quarter of 1997.

Effective January 1, 1998, the Company entered into an agreement with Reinsurance Group of America, Inc. to reinsure the mortality risk on the universal life and variable universal life blocks of business. Management believes that this agreement will not have a material effect on the results of operations or financial position of the Company.

Pursuant to the plan of reorganization effective October 16, 1995, AFC issued
37.5 million shares of its common stock to eligible policyholders. AFC also issued 12.6 million shares of its common stock at a price of

$21.00 per share in a public offering, resulting in net proceeds of $248.0 million, and issued Senior Debentures in the principal amount of $200.0 million which resulted in net proceeds of $197.2 million. AFC contributed $392.4 million of these proceeds to FAFLIC.

Effective March 31, 1995, the Company entered into an agreement with TSSG, a division of First Data Corporation, pursuant to which the Company sold its mutual fund processing business and agreed not to engage in this business for four years after that date. In accordance with this agreement, the Company received proceeds of $32.1 million. A gain of $13.5 million, net of taxes of $7.2 million, was recorded in March 1995. Additionally, the Company received a non-recurring $3.1 million contingent payment, net of taxes of $1.7 million, in 1996, related to the aforementioned sale.

3.  INVESTMENTS

A.  SUMMARY OF INVESTMENTS

The Company accounts for its investments, all of which are classified as available-for-sale, in accordance with SFAS No. 115.

The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                               1997
                                          -----------------------------------------------
                                                        GROSS         GROSS
DECEMBER 31                               AMORTIZED   UNREALIZED   UNREALIZED      FAIR
(IN MILLIONS)                             COST (1)      GAINS        LOSSES       VALUE
----------------------------------------  ---------   ----------   -----------   --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $   265.3     $  9.5       $  0.9      $  273.9
States and political subdivisions.......    2,200.6       78.3          3.1       2,275.8
Foreign governments.....................      110.8        8.5          2.2         117.1
Corporate fixed maturities..............    4,041.6      175.1         12.2       4,204.5
Mortgage-backed securities..............      374.5        9.7          2.0         382.2
                                          ---------   ----------   -----------   --------
Total fixed maturities..................  $ 6,992.8     $281.1       $ 20.4      $7,253.5
                                          ---------   ----------   -----------   --------
                                          ---------   ----------   -----------   --------
Equity securities.......................  $   341.1     $141.9       $  4.0      $  479.0
                                          ---------   ----------   -----------   --------
                                          ---------   ----------   -----------   --------


                                                               1996
                                          -----------------------------------------------
                                                        GROSS         GROSS
DECEMBER 31                               AMORTIZED   UNREALIZED   UNREALIZED      FAIR
(IN MILLIONS)                             COST (1)      GAINS        LOSSES       VALUE
----------------------------------------  ---------   ----------   -----------   --------
U.S. Treasury securities and U.S.
 government and agency securities.......  $   273.6     $  9.3       $  1.6      $  281.3
States and political subdivisions.......    2,236.9       48.5          7.7       2,277.7
Foreign governments.....................      108.0        7.3        --            115.3
Corporate fixed maturities..............    4,277.5      140.3         15.7       4,402.1
Mortgage-backed securities..............      383.1        4.7          2.7         385.1
                                          ---------   ----------   -----------   --------
Total fixed maturities..................  $ 7,279.1     $210.1       $ 27.7      $7,461.5
                                          ---------   ----------   -----------   --------
                                          ---------   ----------   -----------   --------
Equity securities.......................  $   327.9     $148.9       $  3.7      $  473.1
                                          ---------   ----------   -----------   --------
                                          ---------   ----------   -----------   --------

(1) Amortized cost for fixed maturities and cost for equity securities.

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding general account liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1997, the amortized cost and market value of assets on deposit were $276.8 million and $291.7 million, respectively. At December 31, 1996, the amortized cost and market value of assets on deposit were $284.9 million and $292.2 million, respectively.

In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $105.1 million and $98.0 million were on deposit with various state and governmental authorities at December 31, 1997 and 1996, respectively.

There were no contractual fixed maturity investment commitments at December 31, 1997 and 1996, respectively.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                  1997
                                          --------------------
DECEMBER 31                               AMORTIZED     FAIR
(IN MILLIONS)                               COST       VALUE
----------------------------------------  ---------   --------

Due in one year or less.................  $   464.5   $  467.7
Due after one year through five years...    2,142.9    2,225.7
Due after five years through ten
 years..................................    2,137.3    2,217.1
Due after ten years.....................    2,248.1    2,343.0
                                          ---------   --------
Total...................................  $ 6,992.8   $7,253.5
                                          ---------   --------
                                          ---------   --------

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

                                                 PROCEEDS FROM
FOR THE YEARS ENDED DECEMBER 31                    VOLUNTARY        GROSS  GROSS
(IN MILLIONS)                                        SALES          GAINS  LOSSES
---------------------------------------------  ------------------   -----  ------

1997
Fixed maturities.............................       $1,894.8        $27.6  $ 16.2
Equity securities............................       $  145.5        $55.8  $  1.3
1996
Fixed maturities.............................       $2,432.8        $19.3  $ 30.5
Equity securities............................       $  228.1        $56.1  $  1.3
1995
Fixed maturities.............................       $1,612.3        $23.7  $ 33.0
Equity securities............................       $  122.2        $23.1  $  6.9

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                             EQUITY
                                                                           SECURITIES
FOR THE YEARS ENDED DECEMBER 31                                 FIXED       AND OTHER
(IN MILLIONS)                                                 MATURITIES       (1)        TOTAL
------------------------------------------------------------  ----------   -----------   -------

1997
Net appreciation, beginning of year.........................    $ 71.3        $ 60.1     $ 131.4
  Net appreciation (depreciation) on available-for-sale
    securities..............................................      83.2          (5.9)       77.3
  Appreciation due to AFC purchase of minority interest of
    Allmerica P&C...........................................      50.7          59.6       110.3
  Net depreciation from the effect on deferred policy
    acquisition costs and on policy liabilities.............     (16.7)       --           (16.7)
  Provision for deferred federal income taxes and minority
    interest................................................     (65.9)        (27.1)      (93.0)
                                                              ----------   -----------   -------
                                                                  51.3          26.6        77.9
                                                              ----------   -----------   -------
Net appreciation, end of year...............................    $122.6        $ 86.7     $ 209.3
                                                              ----------   -----------   -------
                                                              ----------   -----------   -------

1996
Net appreciation, beginning of year.........................    $108.7        $ 44.3     $ 153.0
  Net (depreciation) appreciation on available-for-sale
    securities..............................................     (94.1)         35.9       (58.2)
  Net appreciation from the effect on deferred policy
    acquisition costs and on policy liabilities.............      23.1        --            23.1
  Provision for deferred federal income taxes and minority
    interest................................................      33.6         (20.1)       13.5
                                                              ----------   -----------   -------
                                                                 (37.4)         15.8       (21.6)
                                                              ----------   -----------   -------
  Net appreciation, end of year.............................    $ 71.3        $ 60.1     $ 131.4
                                                              ----------   -----------   -------
                                                              ----------   -----------   -------

1995
Net appreciation (depreciation), beginning of year..........    $(89.4)       $ 10.4     $ (79.0)
Effect of transfer of securities between classifications:
  Net appreciation on available-for-sale securities.........      29.2        --            29.2
  Net depreciation from the effect of accounting change on
    deferred policy acquisition costs and on policy
    liabilities.............................................      (6.8)       --            (6.8)
  Provision for deferred federal income taxes and minority
    interest................................................      (9.6)       --            (9.6)
                                                              ----------   -----------   -------
                                                                  12.8        --            12.8
                                                              ----------   -----------   -------
Net appreciation on available-for-sale securities...........     465.4          87.5       552.9
Net depreciation from the effect on deferred policy
 acquisition costs and on policy liabilities................     (86.9)                    (86.9)
Provision for deferred federal income taxes and minority
 interest...................................................    (193.2)        (53.6)     (246.8)
                                                              ----------   -----------   -------
                                                                 185.3          33.9       219.2
                                                              ----------   -----------   -------
Net appreciation, end of year...............................    $108.7        $ 44.3     $ 153.0
                                                              ----------   -----------   -------
                                                              ----------   -----------   -------

(1) Includes net appreciation on other investments of $1.8 million, $0.6 million, and 2.2 million in 1997, 1996 and 1995, respectively.

B.  MORTGAGE LOANS AND REAL ESTATE

FAFLIC's mortgage loans and real estate are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and real estate investments net of applicable reserves were as follows:

DECEMBER 31
(IN MILLIONS)                              1997     1996
----------------------------------------  ------  --------

Mortgage loans..........................  $567.5  $  650.1
Real estate:
  Held for sale.........................    50.3     110.4
  Held for production of income.........    --        10.3
                                          ------  --------
    Total real estate...................    50.3     120.7
                                          ------  --------
Total mortgage loans and real estate....  $617.8  $  770.8
                                          ------  --------
                                          ------  --------

Reserves for mortgage loans were $20.7 million and $19.6 million at December 31, 1997 and 1996, respectively.

During 1997, the Company committed to a plan to dispose of all real estate assets by the end of 1998. As a result, real estate assets with a carrying amount of $54.7 million were written down to the estimated fair value less cost to sell of $50.3 million, and a net realized investment loss of $4.4 million was recognized. Depreciation is not recorded on these assets while they are held for disposal.

There were no non-cash investing activities, including real estate acquired through foreclosure of mortgage loans, in 1997. During 1996 and 1995, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $0.9 million and $26.1 million, respectively.

At December 31, 1997, contractual commitments to extend credit under commercial mortgage loan agreements amounted to approximately $39.4 million, of which $10.0 million related to the Closed Block. These commitments generally expire within one year.

Mortgage loans and real estate investments comprised the following property types and geographic regions:

DECEMBER 31
(IN MILLIONS)                              1997     1996
----------------------------------------  ------  --------

Property type:
  Office building.......................  $265.1  $  317.1
  Residential...........................    66.6      95.4
  Retail................................   132.8     177.0
  Industrial/warehouse..................   107.2     124.8
  Other.................................    66.8      91.0
  Valuation allowances..................   (20.7)    (34.5)
                                          ------  --------
Total...................................  $617.8  $  770.8
                                          ------  --------
                                          ------  --------
Geographic region:
  South Atlantic........................   173.4     227.0
  Pacific...............................   152.8     154.4
  East North Central....................   102.0     119.2
  Middle Atlantic.......................    73.8     112.6
  West South Central....................    34.9      41.6
  New England...........................    46.9      50.9
  Other.................................    54.7      99.6
  Valuation allowances..................   (20.7)    (34.5)
                                          ------  --------
Total...................................  $617.8  $  770.8
                                          ------  --------
                                          ------  --------

At December 31, 1997, scheduled mortgage loan maturities were as follows: 1998 -- $136.4 million; 1999 -- $70.8 million; 2000 -- $129.2 million; 2001 -- $26.4 million; 2002 -- $29.9 million; and $174.8 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1997, the Company did not refinance any mortgage loans based on terms which differed from those granted to new borrowers.

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets and changes thereto are shown below.

FOR THE YEARS ENDED                                              BALANCE AT
DECEMBER 31                BALANCE AT                             DECEMBER
(IN MILLIONS)              JANUARY 1    ADDITIONS   DEDUCTIONS       31
-------------------------  ----------   ---------   ----------   ----------

1997
Mortgage loans...........    $19.6        $ 2.5       $ 1.4        $20.7
Real estate..............     14.9          6.0        20.9        --
                             -----      ---------     -----        -----
    Total................    $34.5        $ 8.5       $22.3        $20.7
                             -----      ---------     -----        -----
                             -----      ---------     -----        -----

1996
Mortgage loans...........    $33.8        $ 5.5       $19.7        $19.6
Real estate..............     19.6        --            4.7         14.9
                             -----      ---------     -----        -----
    Total................    $53.4        $ 5.5       $24.4        $34.5
                             -----      ---------     -----        -----
                             -----      ---------     -----        -----

1995
Mortgage loans...........    $47.2        $ 1.5       $14.9        $33.8
Real estate..............     22.9         (0.6)        2.7         19.6
                             -----      ---------     -----        -----
    Total................    $70.1        $ 0.9       $17.6        $53.4
                             -----      ---------     -----        -----
                             -----      ---------     -----        -----

The carrying value of impaired loans was $30.5 million and $33.6 million, with related reserves of $13.8 million and $11.9 million as of December 31, 1997 and 1996, respectively. All impaired loans were reserved as of December 31, 1997 and 1996.

The average carrying value of impaired loans was $30.8 million, $50.4 million and $117.9 million, with related interest income while such loans were impaired of $3.2 million, $5.8 million and $9.3 million as of December 31, 1997, 1996 and 1995, respectively.

D.  FUTURES CONTRACTS

The Company purchases long futures contracts and sells short futures contracts on margin to hedge against interest rate fluctuations associated with the sale of Guaranteed Investment Contracts ("GICs"). The Company is exposed to interest rate risk from the time of sale of the GIC until the receipt of the deposit and purchase of the underlying asset to back the liability. The Company's exposure to credit risk under futures contracts is limited to the margin deposited with the broker. The Company only trades futures contracts with nationally recognized brokers, which the Company believes have adequate capital to ensure that there is minimal danger of default. The Company does not require collateral or other securities to support financial instruments with credit risk.

There were no futures contracts outstanding at December 31, 1997, and $(33.0) million notional amount of short contracts at December 31, 1996. The notional amounts of the contracts represent the extent of the

Company's investment but not the future cash requirements, as the Company generally settles open positions prior to maturity. The fair value of futures contracts outstanding were $(32.4) million at December 31, 1996.

Gains and losses on hedge contracts related to interest rate fluctuations are deferred and recognized in income over the period being hedged corresponding to related guaranteed investment contracts. If instruments being hedged by futures contracts are disposed, any unamortized gains or losses on such contracts are included in the determination of the gain or loss from the disposition. There were no deferred hedging gains (losses) in 1997. Deferred hedging gains were $0.5 million and $5.6 million in 1996 and 1995, respectively. Gains and losses on hedge contracts that are deemed ineffective by the Company are realized immediately.

A reconciliation of the notional amount of futures contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                   1997    1996    1995
---------------------------------------------  ------  ------  ------

Contracts outstanding, beginning of year.....  $(33.0) $ 74.7  $126.6
New contracts................................    (0.2)   (1.1)  349.2
Contracts terminated.........................    33.2  (106.6) (401.1)
                                               ------  ------  ------
Contracts outstanding, end of year...........    --    $(33.0) $ 74.7
                                               ------  ------  ------
                                               ------  ------  ------

E.  FOREIGN CURRENCY SWAP CONTRACTS

The Company enters into foreign currency swap contracts to hedge exposure to currency risk on foreign fixed maturity investments. Interest and principal related to foreign fixed maturity investments payable in foreign currencies, at current exchange rates, are exchanged for the equivalent payment translated at a specific currency exchange rate. The Company's maximum exposure to counterparty credit risk is the difference between the foreign currency exchange rate, as agreed upon in the swap contract, and the foreign currency spot rate on the date of the exchange. The fair values of the foreign currency swap contracts outstanding were $0.1 million and $(9.2) million at December 31, 1997 and 1996, respectively. Changes in the fair value of contracts are reported in unrealized gains or losses, consistent with the reporting for the underlying hedged security. The Company does not require collateral or other security to support financial instruments with credit risk.

The difference between amounts paid and received on foreign currency swap contracts is reflected in the net investment income related to the underlying assets and is not material in 1997, 1996 and 1995. Any gain or loss on the termination of swap contracts is deferred and recognized with any gain or loss on the hedged transaction. The Company had no deferred gains or losses on foreign currency swap contracts.

A reconciliation of the notional amount of swap contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                   1997    1996    1995
---------------------------------------------  ------  ------  ------

Contracts outstanding, beginning of year.....  $ 68.6  $104.6  $118.7
New contracts................................     5.0    --      --
Contracts expired............................   (18.2)  (36.0)   --
Contracts terminated.........................    --      --     (14.1)
                                               ------  ------  ------
Contracts outstanding, end of year...........  $ 55.4  $ 68.6  $104.6
                                               ------  ------  ------
                                               ------  ------  ------

Expected maturities of foreign currency swap contracts are $25.0 million in 1999, $11.6 million in 2000 and $18.8 million thereafter. There are no expected maturities of foreign currency swap contracts in 1998, 2001 and 2002.

F.  INTEREST RATE SWAP CONTRACTS

The Company enters into interest rate swap contracts to hedge exposure to interest rate fluctuations. Under these swap contracts, the Company agrees to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. As with foreign currency swap contracts, the primary risk associated with these transactions is the inability of the counterparty to meet its obligation. The Company regularly assesses the financial strength of its counterparties and generally enters into forward or swap agreements with counterparties rated "A" or better by the nationally recognized rating agencies. Because the underlying principal of swap contracts is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged, which at December 31, 1997 was not material to the Company. The Company does not require collateral or other security to support financial instruments with credit risk.

The net amount receivable or payable is recognized over the life of the swap contract as an adjustment to net investment income. The (decrease) or increase in net investment income related to interest rate swap contracts was $(0.4) million, $0.6 million and $0.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. The fair values of interest rate swap contracts outstanding were $(2.3) million at December 31, 1997. There were no interest rate contracts outstanding at December 31, 1996. Changes in the fair value of contracts are reported as an unrealized gain or loss, consistent with the underlying hedged security. Any gain or loss on the termination of interest rate swap contracts accounted for as hedges are deferred and recognized with the gain or loss on the hedged transaction. The Company had no deferred gain or loss on interest rate swap contracts in 1997 or 1996.

A reconciliation of the notional amount of interest rate and other swap contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                   1997    1996    1995
---------------------------------------------  ------  ------  ------

Contracts outstanding, beginning of year.....  $  5.0  $ 17.5  $ 22.8
New contracts................................   244.7    63.6    --
Contracts expired............................    (5.6)  (17.5)   (5.3)
                                               ------  ------  ------
Contracts outstanding, end of year...........  $244.1  $ 63.6  $ 17.5
                                               ------  ------  ------
                                               ------  ------  ------

Expected maturities of interest rate swap contracts outstanding at December 31, 1997 are as follows: $5.0 million in 1998, and $239.1 million in 2000 and thereafter. There are no expected maturities of interest rate contracts in 1999.

G.  OTHER SWAP CONTRACTS

The Company enters into security return-linked swap contracts and insurance portfolio-linked swap contracts for investment purposes. Under the security return-linked contracts, the Company agrees to exchange cash flows according to the performance of a specified security or portfolio of securities. Under the insurance portfolio-linked swap contracts, the Company agrees to exchange cash flows according to the performance of a specified underwriter's portfolio of insurance business. As with interest rate swap contracts, the primary risk associated with these transactions is the inability of the counterparty to meet its obligation. The Company regularly assesses the financial strength of its counterparties and generally enters into forward or swap agreements with counterparties rated "A" or better by the nationally recognized rating agencies. Because the underlying principal of swap contracts is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged, which at December 31, 1997, were not material to the Company. Swap contracts also subject the Company to market risk associated with changes in interest rates. The Company does not require collateral or other security to support financial instruments with credit risk.

The swap contracts are marked to market with any gain or loss recognized currently. The net amount receivable or payable under these contracts is recognized when the contracts are marked to market. The fair values of swap contracts outstanding were $(0.1) million and $0.1 million at December 31, 1997 and 1996, respectively. The net decrease in realized investment gains related to other swap contracts was $(1.6) million for the year ended December 31, 1997. There were no realized investment gains on other swap contracts recognized in 1996 and 1995.

A reconciliation of the notional amount of other swap contracts is as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                   1997    1996    1995
---------------------------------------------  ------  ------  ------

Contracts outstanding, beginning of year.....  $ 58.6  $ --    $ --
New contracts................................   192.1    58.6    --
Contracts expired............................  (211.6)   --      --
Contracts terminated.........................   (24.1)   --      --
                                               ------  ------  ------
Contracts outstanding, end of year...........  $ 15.0  $ 58.6  $ --
                                               ------  ------  ------
                                               ------  ------  ------

Expected maturities of other swap contracts outstanding at December 31, 1997 are as follows: $10 million in 1999 and $5 million in 2001. There are no expected maturities of such other swap contracts in 1998, 2000, or 2002.

H.  OTHER

At December 31, 1997, FAFLIC had no concentration of investments in a single investee exceeding 10% of shareholder's equity, except for investments with the U.S. Treasury with a carrying value of $262.5 million.

4.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                   1997    1996    1995
---------------------------------------------  ------  ------  ------

Fixed maturities.............................  $541.9  $553.8  $555.1
Mortgage loans...............................    57.5    69.5    97.0
Equity securities............................    10.6    11.1    13.2
Policy loans.................................    10.9    10.3    20.3
Real estate..................................    20.1    40.8    48.7
Other long-term investments..................    12.4    19.9     7.5
Short-term investments.......................    12.8    10.6    21.2
                                               ------  ------  ------
Gross investment income......................   666.2   716.0   763.0
Less investment expenses.....................   (24.4)  (45.2)  (52.5)
                                               ------  ------  ------
Net investment income........................  $641.8  $670.8  $710.5
                                               ------  ------  ------
                                               ------  ------  ------

At December 31, 1997, mortgage loans on non-accrual status were $3.6 million which were all restructured loans. There were no fixed maturities which were on non-accrual status at December 31, 1997. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investments, had no impact in 1997, and reduced net income by $0.5 million and $0.6 million in 1996 and 1995, respectively.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $40.3 million, $51.3 million and $98.9 million at December 31, 1997, 1996 and 1995, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $3.9 million, $7.7 million and $11.1 million in 1997, 1996 and 1995, respectively. Actual interest income on these loans included in net investment income aggregated $4.2 million, $4.5 million and $7.1 million in 1997, 1996 and 1995, respectively.

There were no fixed maturities or mortgage loans which were non-income producing for the twelve months ended December 31, 1997.

Included in other long-term investments is income from limited partnerships of $7.8 million, $13.7 million and $0.1 million in 1997, 1996 and 1995 respectively.

B.  REALIZED INVESTMENT GAINS AND LOSSES

Realized gains (losses) on investments were as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                   1997    1996    1995
---------------------------------------------  ------  ------  ------

Fixed maturities.............................  $ 14.7  $ (9.7) $ (7.0)
Mortgage loans...............................    (1.2)   (2.4)    1.4
Equity securities............................    53.6    54.8    16.2
Real estate..................................    12.8    21.1     5.3
Other........................................    (3.4)    3.0     3.2
                                               ------  ------  ------
Net realized investment gains................  $ 76.5  $ 66.8  $ 19.1
                                               ------  ------  ------
                                               ------  ------  ------

5.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses which utilize current interest rates for similar financial instruments which have comparable terms and credit quality. Fair values of interest rate futures were not material at December 31, 1997 and 1996.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans are limited to the lesser of the present value of the cash flows or book value.

POLICY LOANS

The carrying amount reported in the consolidated balance sheets approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

REINSURANCE RECEIVABLES

The carrying amount reported in the consolidated balance sheets approximates fair value.

INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under guaranteed investment type contracts are estimated using discounted cash flow calculations using current interest rates for similar contracts with maturities consistent with those remaining for the contracts being valued. Other liabilities are based on surrender values.

DEBT

The carrying value of short-term debt reported in the balance sheet approximates fair value. The fair value of long-term debt was estimated using market quotes, when available, and, when not available, discounted cash flow analyses.

The estimated fair values of the financial instruments were as follows:

                                                       1997                  1996
                                               --------------------  --------------------
DECEMBER 31                                    CARRYING      FAIR    CARRYING      FAIR
(IN MILLIONS)                                    VALUE      VALUE      VALUE      VALUE
---------------------------------------------  ---------   --------  ---------   --------

FINANCIAL ASSETS
  Cash and cash equivalents..................  $   213.9   $  213.9  $   175.9   $  175.9
  Fixed maturities...........................    7,253.5    7,253.5    7,461.5    7,461.5
  Equity securities..........................      479.0      479.0      473.1      473.1
  Mortgage loans.............................      567.5      597.0      650.1      675.7
  Policy loans...............................      141.9      141.9      132.4      132.4
                                               ---------   --------  ---------   --------
                                               $ 8,655.8   $8,685.3  $ 8,893.0   $8,918.6
                                               ---------   --------  ---------   --------
                                               ---------   --------  ---------   --------

FINANCIAL LIABILITIES
  Guaranteed investment contracts............  $   985.2   $1,004.7  $ 1,101.3   $1,119.2
  Supplemental contracts without life
    contingencies............................       22.4       22.4       23.1       23.1
  Dividend accumulations.....................       87.8       87.8       87.3       87.3
  Other individual contract deposit funds....       57.9       55.7       76.9       74.3
  Other group contract deposit funds.........      714.8      715.5      789.1      788.3
  Individual annuity contracts...............      907.4      882.2      935.6      911.7
  Short-term debt............................       33.0       33.0       38.4       38.4
  Long-term debt.............................        2.6        2.6        2.7        2.7
                                               ---------   --------  ---------   --------
                                               $ 2,811.1   $2,803.9  $ 3,054.4   $3,045.0
                                               ---------   --------  ---------   --------
                                               ---------   --------  ---------   --------

6.  CLOSED BLOCK

Included in other income in the Consolidated Statement of Income for 1997 and 1996 is a net pre-tax contribution from the Closed Block of $9.1 million and $8.6 million, respectively. Summarized financial information of the Closed Block as of December 31, 1997 and 1996 and for the period ended December 31, 1997 and 1996 is as follows:

DECEMBER 31
(IN MILLIONS)                                                                                      1997       1996
-----------------------------------------------------------------------------------------------  ---------  ---------
Assets
  Fixed maturities, at fair value (amortized cost of $400.1 and $397.2, respectively)..........  $   412.9  $   403.9
  Mortgage loans...............................................................................      112.0      114.5
  Policy loans.................................................................................      218.8      230.2
  Cash and cash equivalents....................................................................       25.1       24.1
  Accrued investment income....................................................................       14.1       14.3
  Deferred policy acquisition costs............................................................       18.2       21.1
  Other assets.................................................................................        5.6        2.7
                                                                                                 ---------  ---------
    Total assets...............................................................................  $   806.7  $   810.8
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------
Liabilities
  Policy liabilities and accruals..............................................................  $   875.1  $   883.4
  Other liabilities............................................................................       10.4       16.0
                                                                                                 ---------  ---------
    Total liabilities..........................................................................  $   885.5  $   899.4
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

DECEMBER 31
(IN MILLIONS)                                                                                      1997       1996
-----------------------------------------------------------------------------------------------  ---------  ---------
Revenues
  Premiums.....................................................................................  $    58.3  $    61.7
  Net investment income........................................................................       53.4       52.6
  Realized investment loss.....................................................................        1.3       (0.7)
                                                                                                 ---------  ---------
Total revenues.................................................................................      113.0      113.6
                                                                                                 ---------  ---------
Benefits and expenses
  Policy benefits..............................................................................      100.5      101.2
  Policy acquisition expenses..................................................................        3.0        3.2
  Other operating expenses.....................................................................        0.4        0.6
                                                                                                 ---------  ---------
Total benefits and expenses....................................................................      103.9      105.0
                                                                                                 ---------  ---------
Contribution from the Closed Block.............................................................  $     9.1  $     8.6
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------
Cash flows
  Cash flows from operating activities:
    Contribution from the Closed Block.........................................................  $     9.1  $     8.6
    Initial cash transferred to the Closed Block...............................................     --         --
    Change in deferred policy acquisition costs, net...........................................        2.9        3.4
    Change in premiums and other receivables...................................................     --            0.2
    Change in policy liabilities and accruals..................................................      (11.6)     (13.9)
    Change in accrued investment income........................................................        0.2        2.3
    Deferred Taxes.............................................................................       (5.1)       1.0
    Change in other assets.....................................................................       (2.9)      (1.6)
    Change in expenses and taxes payable.......................................................       (2.0)       1.7
    Other, net.................................................................................       (1.2)       1.4
                                                                                                 ---------  ---------
Net cash (used in) provided by operating activities............................................      (10.6)       3.1
                                                                                                 ---------  ---------
  Cash flows from investing activities:
    Sales, maturities and repayments of investments............................................      161.6      188.1
    Purchases of investments...................................................................     (161.4)    (196.9)
    Other, net.................................................................................       11.4       12.2
                                                                                                 ---------  ---------
Net cash provided by (used in) investing activities............................................       11.6        3.4
                                                                                                 ---------  ---------
Net increase in cash and cash equivalents......................................................        1.0        6.5
Cash and cash equivalents, beginning of year...................................................       24.1       17.6
                                                                                                 ---------  ---------
Cash and cash equivalents, end of year.........................................................  $    25.1  $    24.1
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

On October 16, 1995, there were no valuation allowances transferred to the Closed Block on mortgage loans. There are no valuation allowances on mortgage loans in the Closed Block at December 31, 1997 or 1996, respectively.

Many expenses related to Closed Block operations are charged to operations outside the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside the Closed Block.

7.  DEBT

Short- and long-term debt consisted of the following:

DECEMBER 31
(IN MILLIONS)                                                                                        1997       1996
-------------------------------------------------------------------------------------------------  ---------  ---------
Short-Term
  Commercial paper...............................................................................  $    33.0  $    37.8
  Other..........................................................................................     --            0.6
                                                                                                   ---------  ---------
Total short-term debt............................................................................  $    33.0  $    38.4
                                                                                                   ---------  ---------
                                                                                                   ---------  ---------
Long-term debt...................................................................................  $     2.6  $     2.7
                                                                                                   ---------  ---------
                                                                                                   ---------  ---------

FAFLIC issues commercial paper primarily to manage imbalances between operating cash flows and existing commitments. Commercial paper borrowing arrangements are supported by various lines of credit. At December 31, 1997, the weighted average interest rate for outstanding commercial paper was approximately 5.8%.

At December 31, 1997, AFC had approximately $140.0 million in committed lines of credit provided by U.S. banks, of which $107.2 million was available for borrowing. These lines of credit generally have terms of less than one year, and require the Company to pay annual commitment fees limited to 0.07% of the available credit. Interest that would be charged for usage of these lines of credit is based upon negotiated arrangements.

During 1996, the Company utilized repurchase agreements to finance certain investments. These repurchase agreements were settled by the end of 1996.

In October, 1995, AFC issued $200.0 million face amount of Senior Debentures for proceeds of $197.2 million net of discounts and issuance costs. These securities have an effective interest rate of 7.65%, and mature on October 16, 2025. Interest is payable semiannually on October 15 and April 15 of each year. The Senior Debentures are subject to certain restrictive covenants, including limitations on issuance of or disposition of stock of restricted subsidiaries and limitations on liens. AFC is in compliance with all covenants. The primary source of cash for repayment of the debt by AFC is dividends from FAFLIC and APY.

Interest expense was $3.6 million, $16.8 million and $4.3 million in 1997, 1996 and 1995, respectively. Interest paid on the credit agreement during 1997 was approximately $2.8 million. Interest expense during 1996 also included $11.0 million related to interest payments on repurchase agreements. All interest expense is recorded in other operating expenses.

8.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of SFAS No. 109. A summary of the federal income tax expense (benefit) in the consolidated statements of income is shown below:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                                            1997       1996       1995
-------------------------------------------------------------------------------------  ---------  ---------  ---------
Federal income tax expense (benefit)
  Current............................................................................  $    83.3  $    96.8  $   119.7
  Deferred...........................................................................       14.2      (15.7)     (37.0)
                                                                                       ---------  ---------  ---------
Total................................................................................  $    97.5  $    81.1  $    82.7
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

The federal income taxes attributable to the consolidated results of operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate. The sources of the difference and the tax effects of each were as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                                            1997       1996       1995
-------------------------------------------------------------------------------------  ---------  ---------  ---------
Expected federal income tax expense..................................................  $   131.8  $   122.3  $   105.6
  Tax-exempt interest................................................................      (37.9)     (35.3)     (32.2)
  Differential earnings amount.......................................................          -      (10.2)      (7.6)
  Dividend received deduction........................................................       (3.2)      (1.6)      (4.0)
  Changes in tax reserve estimates...................................................        7.8        4.7       19.3
  Other, net.........................................................................       (1.0)       1.2        1.6
                                                                                       ---------  ---------  ---------
Federal income tax expense...........................................................  $    97.5  $    81.1  $    82.7
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

Until conversion to a stock life insurance company, FAFLIC, as a mutual company, reduced its deduction for policyholder dividends by the differential earnings amount. This amount was computed, for each tax year, by multiplying the average equity base of the FAFLIC/AFLIAC consolidated group, as determined for tax purposes, by the estimate of an excess of an imputed earnings rate over the average mutual life insurance companies' earnings rate. The differential earnings amount for each tax year was subsequently recomputed when actual earnings rates were published by the Internal Revenue Service (IRS). The differential earnings amount included in 1996 related to an adjustment for the 1994 tax year based on the actual mutual life insurance companies' earnings rate issued by the IRS in 1996. As a stock life company, FAFLIC is no longer required to reduce its policyholder dividend deduction by the differential earnings amount.

The deferred income tax liability (asset) represents the tax effects of temporary differences attributable to the Company's consolidated federal tax return group. As a result of the purchase discussed in Note 2, all companies will file a single consolidated federal income tax return for tax years ending on and after December 31, 1997. Deferred tax amounts presented for 1996 reflect the combination of the former FAFLIC/ AFLIAC consolidated group with the former APY consolidated group. Its components were as follows:

DECEMBER 31
(IN MILLIONS)                                                                                    1997       1996
---------------------------------------------------------------------------------------------  ---------  ---------
Deferred tax (assets) liabilities
  AMT carryforwards..........................................................................  $   (15.6) $   (16.3)
  Loss reserve discounting...................................................................     (391.6)    (355.1)
  Deferred acquisition costs.................................................................      291.8      249.4
  Employee benefit plans.....................................................................      (48.0)     (41.4)
  Investments, net...........................................................................      175.4      128.5
  Bad debt reserve...........................................................................      (14.3)     (26.2)
  Other, net.................................................................................       15.2       (5.8)
                                                                                               ---------  ---------
Deferred tax (asset) liability, net..........................................................  $    12.9  $   (66.9)
                                                                                               ---------  ---------
                                                                                               ---------  ---------

Gross deferred income tax assets totaled $469.5 million and $444.8 million at December 31, 1997 and 1996, respectively. Gross deferred income tax liabilities totaled $482.4 million and $377.9 million at December 31, 1997 and 1996, respectively.

The Company believes, based on the its recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, management considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary. At December 31, 1997, there are available alternative minimum tax credit carryforwards of $15.6 million.

The Company's federal income tax returns are routinely audited by the IRS, and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the FAFLIC/ AFLIAC consolidated group's federal income tax returns through 1991. The IRS has also examined the former Allmerica P&C consolidated group's federal income tax returns through 1991. The Company has appealed certain adjustments proposed by the IRS with respect to the federal income tax returns for 1989, 1990, and 1991 for both the FAFLIC/AFLIAC consolidated group as well as the former Allmerica P&C consolidated group. Also, certain adjustments proposed by the IRS with respect to FAFLIC/AFLIAC's federal income tax returns for 1982 and 1983 remain unresolved. If upheld, these adjustments would result in additional payments; however, the Company will vigorously defend its position with respect to these adjustments. In management's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

9.  PENSION PLANS

FAFLIC provides retirement benefits to substantially all of its employees under three separate defined benefit pension plans. Effective January 1, 1995, the Company adopted a defined benefit cash balance formula, under which the Company annually provides an allocation to each eligible employee based on a percentage of that employee's salary, similar to a defined contribution plan arrangement. The 1997 and 1996 allocations were based on 7.0% of each eligible employee's salary. In addition to the cash balance allocation, certain transition group employees, who have met specified age and service requirements as of December 31, 1994, are eligible for a grandfathered benefit based primarily on the employees' years of service and compensation during their highest five consecutive plan years of employment. The Company's policy for the plans is to fund at least the minimum amount required by the Employee Retirement Income Security Act of 1974.

Components of net pension expense were as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                                             1997       1996       1995
--------------------------------------------------------------------------------------  ---------  ---------  ---------
Service cost -- benefits earned during the year.......................................  $    19.9  $    19.0  $    19.7
Interest accrued on projected benefit obligations.....................................       23.5       21.9       21.1
Actual return on assets...............................................................      (64.0)     (42.2)     (89.3)
Net amortization and deferral.........................................................       29.0        9.3       66.1
                                                                                        ---------  ---------  ---------
Net pension expense...................................................................  $     8.4  $     8.0  $    17.6
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------

The following table summarizes the combined status of the three pension plans. At December 31, 1997 and 1996 the plans' assets exceeded their projected benefit obligations.

DECEMBER 31
(IN MILLIONS)                                                                                      1997       1996
-----------------------------------------------------------------------------------------------  ---------  ---------
Actuarial present value of benefit obligations:
  Vested benefit obligation....................................................................  $   332.6  $   308.9
  Unvested benefit obligation..................................................................        7.5        6.6
                                                                                                 ---------  ---------
Accumulated benefit obligation.................................................................  $   340.1  $   315.5
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

Pension liability included in Consolidated Balance Sheets:
  Projected benefit obligation.................................................................  $   370.4  $   344.2
  Plan assets at fair value....................................................................      395.5      347.8
                                                                                                 ---------  ---------
    Plan assets greater (less) than projected benefit obligation...............................       25.1        3.6
  Unrecognized net (gain) loss from past experience............................................      (44.9)      (9.1)
  Unrecognized prior service benefit...........................................................      (13.9)     (11.5)
  Unamortized transition asset.................................................................      (26.2)     (24.7)
                                                                                                 ---------  ---------
Net pension liability..........................................................................  $   (59.9) $   (41.7)
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

As a result of AFC's purchase of the minority shares of APY, certain pension liabilities were reduced by $11.7 million to reflect their fair value as of the purchase date.

Determination of the projected benefit obligations was based on a weighted average discount rate of 7.0% in 1997 and 1996 and the assumed long-term rate of return on plan assets was 9.0%. The actuarial present value of the projected benefit obligations was determined using assumed rates of increase in future compensation levels ranging from 5.0% to 5.5%. Plan assets are invested primarily in various separate accounts and the general account of FAFLIC. The plans also hold stock of AFC.

The Company has three separate defined contribution 401(k) plans for its employees. The Company matches employee elective 401(k) contributions, up to a maximum percentage determined annually by the Board of Directors. During 1997 and 1996, the Company matched 50% of employees' contributions up to 6.0% of eligible compensation. The total expenses related to these plans were $3.3 million and $5.5 million, in 1997 and 1996, respectively. In addition to these plans, the Company has a defined contribution plan for substantially all of its agents. The Plan expense in 1997 and 1996, was $2.8 million and $2.0 million, respectively.

On January 1, 1998, substantially all of the aforementioned defined benefit and defined contribution 401k plans were merged with the existing benefit plans of FAFLIC. The transfer of benefit plans will not have a material impact on the results of operations or financial position of the Company.

10.  OTHER POSTRETIREMENT BENEFIT PLANS

In addition to the Company's pension plans, the Company currently provides postretirement medical and death benefits to certain full-time employees and dependents, under several plans sponsored by FAFLIC, Hanover, and Citizens. Generally, employees become eligible at age 55 with at least 15 years of service. Spousal coverage is generally provided for up to two years after death of the retiree. Benefits include hospital, major medical, and a payment at death equal to retirees' final compensation up to certain limits. Effective January 1, 1996, the Company revised these benefits so as to establish limits on future benefit payments and to restrict eligibility to current employees. The medical plans have varying copayments and deductibles, depending on the plan. These plans are unfunded.

The plan changes, effective January 1, 1996, resulted in a negative plan amendment (change in eligibility and medical benefits) of $26.8 million and curtailment (no future increases in life insurance) of $5.3 million. The negative plan amendment will be amortized as prior service cost over the average number of years to full eligibility (approximately 9 years or $3.0 million per year). Of the $5.3 million curtailment gain, $3.3 million has been deducted from unrecognized loss and $2.0 million has been recorded as a reduction of the net periodic postretirement benefit expense.

The plans' funded status reconciled with amounts recognized in the Company's consolidated balance sheet were as follows:

DECEMBER 31
(IN MILLIONS)                                                                                     1997       1996
----------------------------------------------------------------------------------------------  ---------  ---------
Accumulated postretirement benefit obligation:
  Retirees....................................................................................  $    40.7  $    40.4
  Fully eligible active plan participants.....................................................        7.0        7.5
  Other active plan participants..............................................................       24.1       24.4
                                                                                                ---------  ---------
                                                                                                     71.8       72.3
Plan assets at fair value.....................................................................     --         --
                                                                                                ---------  ---------
Accumulated postretirement benefit obligation in excess of plan assets........................       71.8       72.3
Unrecognized prior service benefit............................................................       15.3       23.8
Unrecognized loss.............................................................................       (0.8)      (5.0)
                                                                                                ---------  ---------
Accrued postretirement benefit costs..........................................................  $    86.3  $    91.1
                                                                                                ---------  ---------
                                                                                                ---------  ---------

The components of net periodic postretirement benefit expense were as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                                               1997       1996       1995
----------------------------------------------------------------------------------------  ---------  ---------  ---------
Service cost............................................................................  $     3.0  $     3.2  $     4.2
Interest cost...........................................................................        4.6        4.6        6.9
Amortization of gain....................................................................       (2.8)      (2.8)      (0.5)
                                                                                          ---------  ---------  ---------
Net periodic postretirement benefit expense.............................................  $     4.8  $     5.0  $    10.6
                                                                                          ---------  ---------  ---------
                                                                                          ---------  ---------  ---------

As a result of AFC's purchase of the minority shares of APY, certain postretirement liabilities were reduced by $6.1 million to reflect their fair value as of the purchase date.

For purposes of measuring the accumulated postretirement benefit obligation at December 31, 1997, health care costs were assumed to increase 8.0% in 1998, declining thereafter until the ultimate rate of 5.5% is reached in 2001 and remains at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 1997 by $4.9 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 1997 by $0.6 million.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% at December 31, 1997 and 1996.

As described in Note 9, all of the postretirement benefit plans of the Company were merged with the existing plans of FAFLIC, effective January 1, 1998.

11.  DIVIDEND RESTRICTIONS

Massachusetts, Delaware, New Hampshire and Michigan have enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of FAFLIC, AFLIAC, Hanover and Citizens, respectively.

Dividends from FAFLIC and APY (from Hanover) to AFC will be the primary source of cash for repayment of the debt and capital securities by AFC and payment of dividends to AFC stockholders.

Massachusetts' statute limits the dividends an insurer may pay in any twelve month period, without the prior permission of the Commonwealth of Massachusetts Insurance Commissioner, to the greater of (i) 10% of its statutory policyholder surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company), or its net income for the preceding calendar year (if such insurer is not a life company). In addition, under Massachusetts law, no domestic insurer shall pay a dividend or make any distribution to its shareholders from other than unassigned funds unless the Commissioner shall have approved such dividend or distribution. No dividends were declared nor paid during 1997,1996 or 1995. During 1998, FAFLIC could pay dividends of $196.3 million to AFC without prior approval of the Commissioner. On January 12, 1998 FAFLIC declared a dividend of $50 million to AFC of which $18 million was paid in February, 1998.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance. No dividends were paid by AFLIAC to FAFLIC during 1997, 1996 or 1995. During 1998, AFLIAC could pay dividends of $33.9 million to FAFLIC without prior approval.

Pursuant to New Hampshire's statute, the maximum dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the New Hampshire Insurance Commissioner, is limited to 10% of such insurer's statutory policyholder surplus as of the preceding December 31. Hanover declared dividends to Allmerica P&C totaling $120.0 million, 105.0 million and 40.0 million during 1997, 1996 and 1995, respectively. During 1998, the maximum dividend and other distributions that could be paid to Allmerica P&C by Hanover, without prior approval of the Insurance Commissioner, was approximately $127.6 million.

Pursuant to Michigan's statute, the maximum dividends and other distributions that an insurer may pay in any twelve month period, without prior approval of the Michigan Insurance Commissioner, is limited to the greater of 10% of policyholders' surplus as of December 31 of the immediately preceding year or the statutory net income less realized gains, for the immediately preceding calendar year. Citizens Insurance paid dividends to Citizens Corporation totaling $6.3 million and $3.0 million during 1996 and 1995, respectively. No dividends were paid by Citizens Insurance during 1997. During, 1998, Citizens Insurance could pay dividends of $86.9 million to Citizens Corporation without prior approval.

12.  SEGMENT INFORMATION

The Company offers financial products and services in two major areas: Risk Management and Retirement and Asset Accumulation. Within these broad areas, the Company conducts business principally in five operating segments.

The Risk Management group includes two segments: Regional Property and Casualty and Corporate Risk Management Services.

The Regional Property and Casualty segment includes property and casualty insurance products, such as automobile insurance, homeowners insurance, commercial multiple-peril insurance, and workers' compensation insurance. These products are offered by Allmerica P&C through its operating subsidiaries, Hanover and Citizens. Substantially all of the Regional Property and Casualty segment's earnings are generated in Michigan and the Northeast (Connecticut, Massachusetts, New York, New Jersey, New Hampshire, Rhode Island, Vermont and Maine). The Corporate Risk Management Services segment includes group life and health insurance products and services which assist employers in administering employee benefit programs and in managing the related risks.

The Retirement and Asset Accumulation group includes three segments: Allmerica Financial Services, Institutional Services and Allmerica Asset Management. The Allmerica Financial Services segment includes variable annuities, variable universal life-type, traditional and health insurance products distributed via retail channels to individuals across the country. The Institutional Services segment includes primarily group retirement products such as 401(k) plans, tax-sheltered annuities and GIC contracts which are distributed to institutions across the country via work-site marketing and other arrangements. Allmerica Asset Management is a Registered Investment Advisor which provides investment advisory services primarily to affiliates and to other institutions, such as insurance companies and pension plans.

Summarized below is financial information with respect to business segments for the year ended and as of December 31.

DECEMBER 31
(IN MILLIONS)                                                                   1997        1996        1995
---------------------------------------------------------------------------  ----------  ----------  ----------
Revenues:
  Risk Management
    Regional Property and Casualty.........................................  $  2,275.3  $  2,196.6  $  2,109.0
    Corporate Risk Management..............................................       396.3       361.5       328.5
                                                                             ----------  ----------  ----------
    Subtotal...............................................................     2,671.6     2,558.1     2,437.5
  Retirement and Asset Accumulation
    Allmerica Financial Services...........................................       470.6       450.9       487.1
    Institutional Services.................................................       243.4       270.7       330.2
    Allmerica Asset Management.............................................         8.7         8.8         4.4
                                                                             ----------  ----------  ----------
    Subtotal...............................................................       722.7       730.4       821.7
  Eliminations.............................................................       (10.1)       (8.7)       (4.4)
                                                                             ----------  ----------  ----------
Total......................................................................  $  3,384.2  $  3,279.8  $  3,254.8
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------

DECEMBER 31
(IN MILLIONS)                                                                   1997        1996        1995
---------------------------------------------------------------------------  ----------  ----------  ----------
Income from continuing operations before income taxes:
  Risk Management
    Regional Property and Casualty.........................................  $    206.4  $    197.7  $    206.3
    Corporate Risk Management..............................................        19.3        20.7        18.3
                                                                             ----------  ----------  ----------
    Subtotal...............................................................       225.7       218.4       224.6
  Retirement and Asset Accumulation
    Allmerica Financial Services...........................................        87.4        76.9        35.2
    Institutional Services.................................................        62.4        52.8        42.8
    Allmerica Asset Management.............................................         1.4         1.1         2.3
                                                                             ----------  ----------  ----------
    Subtotal...............................................................       151.2       130.8        80.3
                                                                             ----------  ----------  ----------
Total......................................................................  $    376.9  $    349.2  $    304.9
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------

Identifiable assets:
  Risk Management
    Regional Property and Casualty.........................................  $  5,710.4  $  5,703.9  $  5,741.8
    Corporate Risk Management..............................................       568.8       522.1       458.9
                                                                             ----------  ----------  ----------
    Subtotal...............................................................     6,279.2     6,226.0     6,200.7
  Retirement and Asset Accumulation
    Allmerica Financial Services...........................................    12,049.6     8,822.4     7,218.6
    Institutional Services.................................................     4,158.5     3,886.7     4,280.9
    Allmerica Asset Management.............................................         4.1         2.4         2.1
                                                                             ----------  ----------  ----------
    Subtotal...............................................................    16,212.2    12,711.5    11,501.6
                                                                             ----------  ----------  ----------
Total......................................................................  $ 22,491.4  $ 18,937.5  $ 17,702.3
                                                                             ----------  ----------  ----------
                                                                             ----------  ----------  ----------

13.  LEASE COMMITMENTS

Rental expenses for operating leases, principally with respect to buildings, amounted to $33.6 million, $34.9 million and $36.4 million in 1997, 1996 and 1995, respectively. At December 31, 1997, future minimum rental payments under non-cancelable operating leases were approximately $72.5 million, payable as follows: 1998 -- $24.8 million; 1999 -- $19.8 million; 2000 -- $13.6 million;
2001 -- $7.9 million; and $6.4 million thereafter. It is expected that, in the normal course of business, leases that expire will be renewed or replaced by leases on other property and equipment; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 1998.

14.  REINSURANCE

In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of SFAS No. 113, ACCOUNTING AND REPORTING FOR REINSURANCE OF SHORT DURATION AND LONG DURATION CONTRACTS.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

The Company is subject to concentration of risk with respect to reinsurance ceded to various residual market mechanisms. As a condition to the ability to conduct certain business in various states, the Company is required to participate in various residual market mechanisms and pooling arrangements which provide various insurance coverages to individuals or other entities that are otherwise unable to purchase such coverage voluntarily provided by private insurers. These market mechanisms and pooling arrangements include the Massachusetts Commonwealth Automobile Reinsurers ("CAR"), the Maine Workers' Compensation Residual Market Pool ("MWCRP") and the Michigan Catastrophic Claims Association ("MCCA"). At December 31, 1997, CAR was the only reinsurer which represented 10% or more of the Company's reinsurance business. As a servicing carrier in Massachusetts, the Company cedes a significant portion of its private passenger and commercial automobile premiums to CAR. Net premiums earned and losses and loss adjustment expenses ceded to CAR in 1997, 1996 and 1995 were $32.3 million and $28.2 million, $38.0 million and $21.8 million, and $49.1 million and $33.7 million, respectively.

The Company ceded to MCCA premiums earned and losses and loss adjustment expenses in 1997, 1996 and 1995 of $9.8 million and $(0.8) million, $50.5 million and $(52.9) million, and $66.8 million and $62.9 million, respectively. Because the MCCA is supported by assessments permitted by statute, and all amounts billed by the Company to CAR, MWCRP and MCCA have been paid when due, the Company believes that it has no significant exposure to uncollectible reinsurance balances.

The effects of reinsurance were as follows:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                                      1997       1996       1995
-------------------------------------------------------------------------------  ---------  ---------  ---------
Life and accident and health insurance premiums:
  Direct.......................................................................  $   417.4  $   389.1  $   438.9
  Assumed......................................................................      110.7       87.8       71.0
  Ceded........................................................................     (170.1)    (138.9)    (150.3)
                                                                                 ---------  ---------  ---------
Net premiums...................................................................  $   358.0  $   338.0  $   359.6
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
Property and casualty premiums written:
  Direct.......................................................................  $ 2,068.5  $ 2,039.7  $ 2,039.4
  Assumed......................................................................      103.1      108.7      125.0
  Ceded........................................................................     (179.8)    (234.0)    (279.1)
                                                                                 ---------  ---------  ---------
Net premiums...................................................................  $ 1,991.8  $ 1,914.4  $ 1,885.3
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
Property and casualty premiums earned:
  Direct.......................................................................  $ 2,046.2  $ 2,018.5  $ 2,021.7
  Assumed......................................................................      102.0      112.4      137.7
  Ceded........................................................................     (195.1)    (232.6)    (296.2)
                                                                                 ---------  ---------  ---------
Net premiums...................................................................  $ 1,953.1  $ 1,898.3  $ 1,863.2
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
Life insurance and other individual policy benefits, claims, losses and loss adjustment expenses:
  Direct.......................................................................  $   656.4  $   606.5  $   741.0
  Assumed......................................................................       61.6       44.9       38.5
  Ceded........................................................................     (158.8)     (77.8)     (69.5)
                                                                                 ---------  ---------  ---------
Net policy benefits, claims, losses and loss adjustment expenses...............  $   559.2  $   573.6  $   710.0
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                                      1997       1996       1995
-------------------------------------------------------------------------------  ---------  ---------  ---------
Property and casualty benefits, claims, losses and loss adjustment expenses:
  Direct.......................................................................  $ 1,464.9  $ 1,299.8  $ 1,383.3
  Assumed......................................................................      101.2       85.8      146.1
  Ceded........................................................................     (120.6)      (2.2)    (229.1)
                                                                                 ---------  ---------  ---------
Net policy benefits, claims, losses, and loss adjustment expenses..............  $ 1,445.5  $ 1,383.4  $ 1,300.3
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

15.  DEFERRED POLICY ACQUISITION COSTS

The following reflects changes to the deferred policy acquisition asset:

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                                         1997       1996       1995
----------------------------------------------------------------------------------  ---------  ---------  ---------
Balance at beginning of year......................................................  $   822.7  $   735.7  $   802.8
  Acquisition expenses deferred...................................................      617.7      560.8      504.8
  Amortized to expense during the year............................................     (476.0)    (483.5)    (470.3)
  Adjustment to equity during the year............................................      (11.1)       9.7      (50.4)
  Transferred to the Closed Block.................................................         --         --      (24.8)
  Adjustment for cession of term life insurance...................................         --         --      (26.4)
  Adjustment for cession of disability income insurance...........................      (38.6)        --         --
  Adjustment for revision of universal and variable universal life insurance
    mortality assumptions.........................................................       50.8         --         --
                                                                                    ---------  ---------  ---------
Balance at end of year............................................................  $   965.5  $   822.7  $   735.7
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

At October 1, 1997, the Company revised the mortality assumptions for universal life and variable universal life product lines. These revisions resulted in a $50.8 million recapitalization of deferred policy acquisition costs.

16.  LIABILITIES FOR OUTSTANDING CLAIMS, LOSSES AND LOSS ADJUSTMENT EXPENSES

The Company regularly updates its estimates of liabilities for outstanding claims, losses and loss adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its property and casualty and its accident and health lines of business. Changes in prior estimates are reflected in results of operations in the year such changes are determined to be needed and recorded.

The liability for future policy benefits and outstanding claims, losses and loss adjustment expenses related to the Company's accident and health business was $533.6 million, $471.7 million and $446.9 million at December 31, 1997, 1996 and 1995, respectively. Accident and health claim liabilities were re-estimated for all prior years and were decreased by $0.2 million and $0.6 million in 1997 and 1996, respectively, and increased by $17.6 million in 1995. Unfavorable development in the accident and health business during 1995 was primarily due to reserve strengthening and adverse experience in the Company's individual disability line of business. Effective October 1, 1997, the Company ceded substantially all of its individual disability income line of business, under a 100% coinsurance agreement to Metropolitan Life Insurance Company. At December 31, 1997, the individual disability income reserves ceded under this agreement were $249.0 million, representing 46.7% of the Company's total accident and health reserves.

The following table provides a reconciliation of the beginning and ending property and casualty reserve for unpaid losses and loss adjustment expenses
(LAE):

FOR THE YEARS ENDED DECEMBER 31
(IN MILLIONS)                                                                      1997       1996       1995
-------------------------------------------------------------------------------  ---------  ---------  ---------
Reserve for losses and LAE, beginning of the year..............................  $ 2,744.1  $ 2,896.0  $ 2,821.7
Incurred losses and LAE, net of reinsurance recoverable:
  Provision for insured events of the current year.............................    1,564.1    1,513.3    1,427.3
  Decrease in provision for insured events of prior years......................     (127.9)    (141.4)    (137.6)
                                                                                 ---------  ---------  ---------
Total incurred losses and LAE..................................................    1,436.2    1,371.9    1,289.7
                                                                                 ---------  ---------  ---------
Payments, net of reinsurance recoverable:
  Losses and LAE attributable to insured events of current year................      775.1      759.6      652.2
  Losses and LAE attributable to insured events of prior years.................      732.1      627.6      614.3
                                                                                 ---------  ---------  ---------
Total payments.................................................................    1,507.2    1,387.2    1,266.5
                                                                                 ---------  ---------  ---------
Change in reinsurance recoverable on unpaid losses.............................      (50.2)    (136.6)      51.1
                                                                                 ---------  ---------  ---------
Other(1)                                                                              (7.5)        --         --
                                                                                 ---------  ---------  ---------
Reserve for losses and LAE, end of year........................................  $ 2,615.4  $ 2,744.1  $ 2,896.0
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

(1) Includes purchase accounting adjustments.

As part of an ongoing process, the property and casualty reserves have been re-estimated for all prior accident years and were decreased by $127.9 million, $141.4 million and $137.6 million in 1997, 1996 and 1995, respectively.

The decrease in favorable development on prior years' reserves of $13.5 million in 1997 results primarily from a $24.6 million decrease in favorable development at Hanover to $58.4 million, partially offset by an $11.1 million increase in favorable development at Citizens to $69.5 million. The decrease in Hanover's favorable development of $24.6 million in 1997 reflects a decrease in favorable development of $25.0 million, to $17.4 million in the personal automobile line, as well as a decrease in favorable development of $8.5 million, to unfavorable development of $2.8 million in the commercial multiple peril line. These decreases were partially offset by an increase in favorable development in the workers' compensation line of $11.5 million, to $28.8 million. The increase in favorable development at Citizens in 1997 reflects improved severity in the workers' compensation line where favorable development increased $13.9 million, to $35.7 million and in the commercial multiple peril line where favorable development increased $7.0 million to $4.3 million, partially offset by less favorable development in the personal automobile line, where favorable development decreased $10.5 million to $22.5 million in 1997.

The increase in favorable development on prior years' reserves of $3.8 million in 1996 results primarily from an $11.4 million increase in favorable development at Citizens. The increase in Citizens' favorable development of $11.4 million in 1996 reflects improved severity in the personal automobile line, where favorable development increased $28.6 million to $33.0 million in 1996, partially offset by less favorable development in the workers' compensation line of $10.9 million Hanover's favorable development, including voluntary and involuntary pools, decreased $7.7 million in 1996 to $82.9 million, primarily attributable to a decrease in favorable development in the workers' compensation line of $19.8 million. Favorable development in the personal automobile line also decreased $4.7 million, to $42.4 million in 1996. These decreases were offset by increases in favorable development of $1.9 million and $5.6 million, to $12.6 million and $5.7 million, in the commercial automobile and commercial multiple peril lines, respectively. Favorable development in other lines increased by $8.8 million, primarily as a result of environmental reserve strengthening in 1995. Favorable development in Hanover's voluntary and involuntary pools increased $3.7 million to $4.1 million during 1996.

Citizens' favorable development in 1997 primarily reflects a modest shift over the past few years of the workers' compensation business to Western and Northern Michigan, which have demonstrated more favorable loss experience than Eastern Michigan.

Citizens' favorable development in 1996 and 1995 primarily reflects the initiatives taken by the Company to manage medical costs in both the automobile and workers' compensation lines, as well as the impact of the Michigan Supreme Court ruling on workers' compensation indemnity payments in 1995, which decreases the maximum amount to be paid for indemnity cases on all existing and future claims.

Hanover's favorable development from 1995 to 1997 primarily reflects favorable legislation related to workers' compensation, improved safety features in automobiles, improved driving habits and a moderation of medical costs and inflation.

In 1995, Hanover's favorable development was primarily attributable to a re-estimate of reserves with respect to certain types of workers' compensation policies including large deductibles and excess of loss policies. In addition, during 1995 Hanover refined its estimation of unallocated loss adjustment expenses which increased favorable development in that year.

This favorable development reflects the Regional Property and Casualty subsidiaries' reserving philosophy consistently applied over these periods.

Due to the nature of the business written by the Regional Property and Casualty subsidiaries, the exposure to environmental liabilities is relatively small and therefore their reserves are relatively small compared to other types of liabilities. Loss and LAE reserves related to environmental damage and toxic tort liability, included in the total reserve for losses and LAE were $53.1 million and $50.8 million, net of reinsurance of $15.7 million and $20.2 million at the end of 1997 and 1996, respectively. The Regional Property and Casualty subsidiaries do not specifically underwrite policies that include this coverage, but as case law expands policy provisions and insurers' liability beyond the intended coverage, the Regional Property and Casualty subsidiaries may be required to defend such claims. Due to their unusual nature and absence of historical claims data, reserves for these claims are not determined using historical experience to project future losses. The Company estimated its ultimate liability for these claims based upon currently known facts, reasonable assumptions where the facts are not known, current law and methodologies currently available. Although these claims are not material, their existence gives rise to uncertainty and is discussed because of the possibility, however remote, that they may become material. The Company believes that, notwithstanding the evolution of case law expanding liability in environmental claims, recorded reserves related to these claims for environmental liability are adequate. In addition, the Company is not aware of any litigation or pending claims that may result in additional material liabilities in excess of recorded reserves. The environmental liability could be revised in the near term if the estimates used in determining the liability are revised.

17.  MINORITY INTEREST

The Company's interest in Allmerica P&C is represented by ownership of 65.8%, 59.5% and 58.3% of the outstanding shares of common stock at December 31, 1997, 1996 and 1995, respectively. Earnings and shareholder's equity attributable to minority shareholders are included in minority interest in the consolidated financial statements.

18.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by, solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit was instituted in Louisiana against AFC and certain of its subsidiaries by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation and related claims in the sale of life insurance policies. In October 1997, plaintiffs voluntarily dismissed the Louisiana suit and refiled the action in Federal District Court in Worcester, Massachusetts. The plaintiffs seek to be certified as a class. The case is in early stages of discovery and the Company is evaluating the claims. Although the Company believes it has meritorious defenses to plaintiffs' claims, there can be no assurance that the claims will be resolved on a basis which is satisfactory to the Company.

On June 23, 1995, the governor of Maine approved a legislative settlement for the Maine Workers' Compensation Residual Market Pool deficit for the years 1988 through 1992. The settlement provides for an initial funding of $220.0 million toward the deficit. The insurance carriers were liable for $65.0 million and employers would contribute $110.0 million payable through surcharges on premiums over the course of the next ten years. The major insurers are responsible for 90% of the $65.0 million. Hanover's allocated share of the settlement is approximately $4.2 million, which was paid in December 1995. The remainder of the deficit of $45.0 million will be paid by the Maine Guaranty Fund, payable in quarterly contributions over ten years. A group of smaller carriers filed litigation to appeal the settlement. Although the Company believes that adequate reserves have been established for any additional liability, there can be no assurance that the appeal will be resolved on a basis which is satisfactory to the Company.

The Company has been named a defendant in various other legal proceedings arising in the normal course of business. In the opinion of management, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's consolidated financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

RESIDUAL MARKETS

The Company is required to participate in residual markets in various states. The results of the residual markets are not subject to the predictability associated with the Company's own managed business, and are significant to the workers' compensation line of business and both the private passenger and commercial automobile lines of business.

YEAR 2000

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.

19.  STATUTORY FINANCIAL INFORMATION

The Company and its insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles for stock life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. Statutory net income and surplus are as follows:

(IN MILLIONS)                                                                      1997       1996       1995
-------------------------------------------------------------------------------  ---------  ---------  ---------
Statutory net income (Combined)
  Property and Casualty Companies..............................................  $   190.3  $   155.3  $   155.3
  Life and Health Companies....................................................      191.2      133.3      134.3
Statutory Shareholder's Surplus (Combined)
  Property and Casualty Companies..............................................  $ 1,279.8  $ 1,201.6  $ 1,128.4
  Life and Health Companies....................................................    1,221.3    1,120.1      965.6


20.  EVENTS SUBSEQUENT TO DATE OF INDEPENDENT ACCOUNTANTS' REPORT (UNAUDITED)



In July 1997, a lawsuit on behalf of a punitive class was instituted in Louisiana against AFC and certain of its subsidiaries by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In October 1997, plaintiffs voluntarily dismissed the Louisiana suit and filed a substantially similar action in Federal District Court in Worcester, Massachusetts. The Company and the plaintiffs have entered into a settlement agreement which they will present to the court for approval. Although the Company believes it has meritorious defenses to plaintiffs' claims, it concluded that this settlement was best for the Company. Accordingly, the Company recognized a $31.0 million pre-tax expense during the third quarter of 1998 related to this litigation. Although the Company believes it has established an appropriate reserve, this reserve may be revised based on changes in the Company's estimate of the ultimate cost of the settlement.



Effective July 1, 1998 the Company entered into a reinsurance agreement with a highly rated reinsurer that cedes current and future underwriting losses, including unfavorable development of prior year reserves, up to a $40.0 million maximum, relating to the Company's accident and health assumed reinsurance pool business. These pools consist primarily of the Corporate Risk Management segment's assumed stop loss business, small group managed care pools, long-term disability and long-term care pools, student accident and special risk business. The agreement is consistent with management's decision to exit this line of business, which the Company expects to run-off over the next three years. As a result of this transaction, the Company recognized a $25.3 million pre-tax loss in the third quarter of 1998.

PART II


UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission ("SEC") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC heretofore or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

Article VIII of Registrant's Bylaws provides: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS PURSUANT TO SECTION 26(E) OF THE INVESTMENT COMPANY ACT OF 1940

The Company hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

CONTENTS OF THE REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet.
Cross-reference to items required by Form N8B-2
The prospectus consists of ____ pages.
The undertaking to file reports.
The undertaking pursuant to Rule 484 under the 1933 Act.
Representations pursuant to Section 26(e) of the 1940 Act.
The signatures.

Written consents of the following persons:

1.   Actuarial  Consent
2.   Opinion of Counsel
3.   Consent of Independent Accountants

The following exhibits:

1.   Exhibit 1 (Exhibits required by paragraph A of the instructions to Form
     N8B-2)

          (1) Certified copy of Resolutions of the Board of Directors of the Company dated June 13, 1996 establishing the Allmerica Select Separate Account II was previously filed in the Initial Registration Statement, Registration No. 333-15569 and is incorporated by reference herein.

          (2)  Not Applicable.

          (3) (a) Underwriting and Administrative Services Agreement between the Company and Allmerica Investments, Inc. was previously filed in Post-Effective Amendment No. 8, Registration No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

               (b) Registered Representatives/Agents Agreement was previously filed in Post-Effective Amendment No. 8, Registration No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

               (c) Sales Agreements (Select) were previously filed in Post-Effective Amendment No. 8, Registration No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

               (d) Commission Schedule was previously filed in Post-Effective Amendment No. 8, Registration No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

               (e) General Agent's Agreement was previously filed in Post-Effective Amendment No. 8, Registration No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

               (f) Career Agent Agreement was previously filed in Post-Effective Amendment No. 8, Registration No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

          (4)  Not Applicable.

          (5) Policy and Policy Riders were previously filed in Registrant's Initial Registration Statement, Registration No. 333-15569 and is incorporated by reference herein.

          (6) Articles of Incorporation and Bylaws of the Company were previously filed in Post Effective Amendment No 3, Registration No. 33-74184 on October 1, 1995 and are incorporated by reference herein.

          (7)  Not Applicable.

          (8) (a) Participation Agreement with Allmerica Investment Trust was previously filed in Post-Effective Amendment No. 8, Registration No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

               (b) Participation Agreement with T. Rowe Price International Series, Inc. was previously filed in Post-Effective Amendment No. 8, Registration No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

               (c) Participation Agreement with Variable Insurance Products Fund, as amended was previously filed in Post-Effective Amendment No. 8, Registration No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

               (d) Fidelity Service Agreement was previously filed on April 30, 1996, in Post-Effective Amendment No. 4, Registration No. 33-74184 and is incorporated by reference herein.

               (e) An Amendment to the Fidelity Service Agreement was previously filed on May 1, 1997 in Post-Effective Amendment No. 6, Registration No. 33-74184 and is incorporated by reference herein.

               (f) Service Agreement with Rowe Price-Fleming International, Inc. was previously filed on April 16, 1998 in Post-Effective Amendment No. 8, Registration No. 33-74184 and is incorporated by reference herein.

               (g) Fidelity Service Contract was previously filed on May 1, 1997 in Post-Effective Amendment No. 6, Registration
                    No. 33-74184 and is incorporated by reference herein.

               (h) BFDS Agreements for lockbox and mailroom services were previously filed in Post-Effective Amendment No. 8, Registration No. 33-74184 on April 16, 1998 and is incorporated by reference herein.

          (9)  Not Applicable.


          (10) Form of Application was previously filed in Registrant's Initial Registration Statement, Registration No. 333-62369 and is incorporated by reference herein.


2.   Policy and Policy riders are as set forth in Exhibit 1(5) above.

3.   Opinion of Counsel is filed herewith.

4.   Not Applicable.

5.   Not Applicable.

6.   Actuarial Consent is filed herewith.


7. Procedures Memorandum pursuant to Rule 63-3(T)(b)(12)(iii) under the 1940 Act which includes conversion procedures pursuant to Rule 63-3(T)(b)(13)(v)(B) was previously filed in Registrant's Initial Registration Statement, Registration No. 333-62369 and is incorporated by reference herein.


8.   Consent of Independent Accountants is filed herewith.

                                     SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Pre-Effective amendment to its Registration Statement to be signed by the Undersigned, in the City of Worcester, Commonwealth of Massachusetts, on the 16th day of November, 1998.

                        ALLMERICA SELECT SEPARATE ACCOUNT II
                OF FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                       BY: /s/ Abigail M. Armstrong
                           ------------------------------
                           Abigail M. Armstrong, Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURES                         TITLE                              DATE
/s/ John F. O'Brien                Director and Chairman        November 16, 1998
----------------------------       of the Board
John F. O'Brien

/s/ Bruce C. Anderson              Director and Vice President
----------------------------
Bruce C. Anderson

/s/ Warren E. Barnes               Vice President and
-----------------------------      Corporate Controller
Warren E. Barnes

/s/ Robert E. Bruce                Director, Vice President and
-----------------------------      Chief Information Officer
Robert E. Bruce

/s/ John P. Kavanaugh              Director and Vice President
-----------------------------
John P. Kavanaugh

/s/ John F. Kelly                  Director, Senior Vice President
-----------------------------      and General Counsel
John F. Kelly

/s/ J. Barry May                   Director
-----------------------------
J. Barry May

/s/ James R. McAuliffe             Director
-----------------------------
James R. McAuliffe

/s/ Edward J. Parry III            Director, Vice President and
------------------------------     Chief Financial Officer
Edward J. Parry III

/s/ Richard M. Reilly              Director and Vice President
-----------------------------
Richard M. Reilly

/s/ Robert P. Restrepo, Jr.        Director and Vice President
-----------------------------
Robert P. Restrepo, Jr.

/s/ Eric A. Simonsen               Director and Vice President
-----------------------------
Eric A. Simonsen

/s/ Phillip E. Soule               Director and Vice President
-----------------------------
Phillip E. Soule

                                   EXHIBIT TABLE


Exhibit 3           Opinion of Counsel

Exhibit 6           Actuarial Consent

Exhibit 8           Consent of Independent Accountants